The MIIX Group, Inc.

2001 Annual Report

PROTECTING YOUR MOST VALUABLE ASSET. YOUR REPUTATION.

To our Investors and Policyholders:

MIIX entered into its 25th year of providing professional liability coverage to the health care community in 2002. We have reached this milestone as a result of our expertise as both an insurance Company and physician advocate. Yet even as an industry leader, we are not immune from market forces. 2001 was an extraordinary time for our Company and for the medical professional liability industry as a whole. After a reasonably stable decade in the 1990s, an unprecedented set of circumstances led to disappointing results in 2001 for our Company. We have reported a net operating loss for the year ended December 31, 2001, and describe the contributing factors for that loss below and within the Annual Report on Form 10-K. More importantly, we would like to detail the steps we are taking to assure that MIIX continues as a leader in the medical professional liability market.

Our Strategy to Insure Financial Stability

The MIIX Group has revised its business plan to return to profitability in the near term. The components of the plan include a focus on its core market, so that the Company's strengths are put front and center. As part of this plan, MIIX expects to segregate previously written business, placing it into run-off and reducing the possibility of future loss experience.

The Company's plan calls for it to offer products primarily in New Jersey and other mid-Atlantic states, consolidating its geography and product distribution. Additionally, we will maintain our close relationship with the medical community, utilizing practicing physicians on our advisory committees and maintaining the endorsements of various medical associations.

Finally, we will continue the strict underwriting discipline initiated in 2000, seeking to increase the overall profitability of the business. We believe these actions will build on our core competence as well as make the Company stronger and more agile as we move forward.

The Origins of Our Operating Loss

As part of our normal year-end process, our actuarial consultant recently completed a loss reserve study. In addition, given the unprecedented adverse development, we engaged an independent medical malpractice actuarial expert to perform an evaluation of the major components of our loss reserves. These two studies, in combination with the Company's own internal actuarial review, confirmed that an increase of $64.5 million in our loss reserves was warranted.

We currently have $1.2 billion set aside as gross reserves. Of this amount, $429.5 million (36%) relates to reserves for existing claims that have been presented to us. The remaining $767.5 million (64%) is the sum of actuarial estimates of claims that may be asserted in the future ($719.5 million incurred but not reported) plus the costs of running the claims department as these claims are made and settled ($48.2 million in unallocated loss adjusted expenses). We remain committed to providing a rigorous defense to our policyholders, and we believe that our current gross reserve level is adequate to meet anticipated future claim activity.

The Company's initial review of loss and Loss Adjusted Expense ("LAE") payment and case reserving activity for the first quarter of 2002, which was higher than expected based on prior actuarial estimates, is being diligently examined and we will report the outcome of our review at our earliest opportunity. However, we note that it is not unusual for loss and LAE payment and case reserving activity to vary significantly from quarter to quarter.

Improving our Bottom Line by Refocusing Operations and Reducing Costs

In the latter half of 2001, the Company experienced significant losses in its Pennsylvania hospital and physician book of business, as well as in Texas and Ohio. We have submitted a new business plan for approval by the New Jersey Department of Banking and Insurance that relies on the historic profitability of the New Jersey market and its strong core insured physician base. It is in the New Jersey market that The MIIX Group began providing professional liability protection to physicians 25 years ago.

As always, The MIIX Group continues to be an advocate for the physician. In order to expand our commitment to customer service, MIIX, over the last year, successfully moved the majority of its policies to staggered renewal dates throughout the year. The staggered renewal dates create an increased opportunity to interact with our clients at their renewal time.

The Company is currently engaged in an aggressive cost reduction plan. Actions already taken include closing offices in Indiana and Texas and staff reductions in our Lawrenceville office as well. These reductions will continue through the remainder of this year as our business writings decrease, and we refocus our operations.

Also, as part of our ongoing efforts to maximize shareholder value and provide service to our policyholders, we have engaged Fox-Pitt, Kelton Inc. as our financial advisors to explore strategic alternatives for the Company.

Strengthening Our Partnerships to Lower the Barriers

Working in partnership with the Medical Society of New Jersey, Academy of Medicine of New Jersey and New Jersey Association of Osteopathic Physicians and Surgeons, the Company is pursuing tort reforms that include capping non-economic damages and pre-trial screening by expert panels. We are undertaking this effort because we have determined that the steadily increasing severity of jury awards is a primary reason for the reserve increase we have taken. We are also looking for limits on trial lawyer contingency fees and other meaningful reforms that will safeguard the delivery of healthcare.

The MIIX Group is committed to ensuring that physicians in New Jersey and the mid-Atlantic states maintain adequate medical malpractice coverage. We are proud of our long and successful history in the professional liability market. We are committed to an aggressive and agile business strategy that will sustain our ability to serve our shareholders and policyholders alike. As the MIIX Group moves through this challenging period, we believe that our management team has the experience, focus and foresight to steady our course and return the Company to profitability in the near term. Together we look forward to maintaining our position as a leading provider of medical professional liability insurance in the New Jersey market.

Thank you for your continued support.

Sincerely,

Patricia A. Costante
President and
Chief Executive Officer

Vincent A. Maressa, Esq.
Chairman of the Board

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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

(Mark One)

/X/ Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

/ / Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the Period From ________ to _________.

Commission File Number: 001-14593

THE MIIX GROUP, INCORPORATED
(Exact name of Registrant as specified in its charter)

DELAWARE	22-3586492
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

TWO PRINCESS ROAD, LAWRENCEVILLE, NEW JERSEY 08648
(Address of principal executive offices and zip code)

(609) 896-2404
(Registrant's telephone number, including area code)
Securities registered pursuant to Section 12(b) of the Act: Common Stock, par value $0.01 per share
Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter periods as the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES /X/ NO / /

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. /X/

The aggregate market value on March 22, 2002 of the voting stock held by non-affiliates of the registrant was $37,692,191.

As of March 22, 2002, the number of outstanding shares of the Registrant's Common Stock was 13,479,760.

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the Company's Proxy Statement for the Annual Meeting of Shareholders to be held May 9, 2002 ("Proxy Statement") are incorporated by reference in Part III.

THE MIIX GROUP, INCORPORATED
2001 FORM 10-K
TABLE OF CONTENTS

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Form 10-K, the Company's Annual Report to Shareholders, any Form 10-Q or any Form 8-K of the Company or any other written or oral statements made by or on behalf of the Company may include forward-looking statements which reflect the Company's current views with respect to future events and financial performance. These forward-looking statements are subject to uncertainties and other factors that could cause actual results to differ materially from such statements. These uncertainties and other factors (which are described in more detail elsewhere in this Form 10-K) include, but are not limited to: the Company having sufficient liquidity and working capital; the Company's ability to achieve consistent profitable growth; the Company's ability to diversify its product lines; the continued adequacy of the Company's loss and loss adjustment expense reserves; the Company's avoidance of any material loss on collection of reinsurance recoverables; increased competitive pressure; the loss of significant customers; general economic conditions, including changing interest rates; rates of inflation and the performance of the financial markets; judicial decisions and rulings; changes in domestic and foreign laws, regulations and taxes; geographic concentration of the Company's business; effects of acquisitions and divestitures; further control by insurance department regulators, including the possibility of rehabilitation or liquidation; and various other factors. The words "believe," "expect," "anticipate," "project," and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

ITEM 1. BUSINESS

The MIIX Group, Incorporated ("The MIIX Group") was organized as a Delaware corporation in October 1997 and is the parent company of a group of insurance and insurance-related subsidiaries conducting business principally in New Jersey. The MIIX Group began operating as a publicly traded company on July 30, 1999. On August 4, 1999, the reorganization of the Medical Inter-Insurance Exchange of New Jersey (the "Exchange") was consummated according to a Plan of Reorganization. The Plan of Reorganization included several key components, including: formation of The MIIX Group to be the ultimate parent; the transfer of assets and liabilities held by the Exchange to MIIX Insurance Company ("MIIX"), formed for that purpose; acquisition of New Jersey State Medical Underwriters, Inc. and its wholly owned subsidiaries (the "Underwriter"); distribution of shares of common stock of The MIIX Group and/or cash to current and former members of the Exchange("Distributees") as defined in the Plan of Reorganization; and dissolution of the Exchange. In connection with the reorganization, 11,854,033 shares of The MIIX Group Common Stock were issued to Distributees and 814,815 shares of The MIIX Group Common Stock were issued to the Medical Society of New Jersey, plus $100,000 in cash, in exchange for all Common Stock of the Underwriter. The MIIX Group sold three million shares of its Common Stock in an underwritten public offering ("the Offering") that closed on August 4, 1999. Of the offered shares, 90,000 were reserved for sale and subsequently sold to officers and employees of the Company. On August 11, 1999 an additional 450,000 shares were sold to underwriters of the Offering pursuant to an over-allotment option contained in the Offering underwriting agreement. The Common Stock is listed on the New York Stock Exchange("NYSE") under the trading symbol "MHU."

The Exchange was organized as a New Jersey reciprocal insurance exchange in 1977. A New Jersey reciprocal insurance exchange is an entity that may be formed by persons seeking a particular type of insurance coverage. In the case of the Exchange, medical and osteopathic physicians formed the Exchange to provide medical malpractice insurance. The Exchange had been operated to generate profits, and such profits were part of the Exchange's surplus account. Under New Jersey law, the business of a reciprocal insurance exchange must be conducted by a separate entity acting as the attorney-in-fact of such exchange. The Underwriter, a corporation that, prior to the reorganization, had been wholly owned by the Medical Society of New Jersey, served as attorney-in-fact for the Exchange.

State laws regulate the process of soliciting insurance, the underwriting of insurance, the rates charged, the nature of insurance products sold, the financial accounting methods of the insurer, the amount of money required to be maintained by the insurer to guard against insolvency and many other aspects of the day-to-day operations of the Company. See "Business -- Regulation."

For purposes of this Report on Form 10-K, the "Company" refers at all times prior to August, 4, 1999, the effective date of the Reorganization, to the Exchange and its subsidiaries, collectively, and at all times on or after such effective date, to The MIIX Group and its subsidiaries, collectively; the term "The MIIX Group" refers at all times to The MIIX Group, Incorporated, excluding its subsidiaries.

OVERVIEW

Based on direct premiums written in 2000, the Company has been a leading provider of medical professional liability insurance in New Jersey and is ranked seventh among medical professional liability insurers in the United States. The Company currently insures approximately 17,000 physicians and other medical professionals who practice alone, in medical groups, clinics or in other health care organizations. The Company also insures more than 105 hospitals, extended care facilities and other health care organizations. The Company's business has historically been concentrated in New Jersey but has expanded to other states in recent years. In 2001, the Company wrote policies in 24 states and the District of Columbia. In 2001, approximately 51% of the Company's total direct premiums written were generated outside of New Jersey. In addition to the Company's medical malpractice insurance operations, the Company also offers complementary insurance products to its insureds and operates other fee-based consulting and service businesses. See "Business - Risks and Uncertainties."

Medical professional liability insurance, also known as medical malpractice insurance, insures the physician, other medical professional or health care institution against liabilities arising from the rendering of, or failure to render, professional medical services. Under the typical medical professional liability policy, the insurer also is obligated to defend the insured against alleged claims.

In 2000, total medical professional liability direct premiums written in the United States were approximately $6.4 billion, according to data compiled by A.M. Best, an insurance rating agency, and in New Jersey were approximately $290.0 million, according to data compiled by OneSource Information Services, Inc. ("OneSource"), an online data service. The Company's market share of such direct premiums written was 3.3% in the United States according to data compiled by A.M. Best and 36.8% in New Jersey according to data compiled by OneSource. In 2001, medical malpractice insurance accounted for approximately 98.7% of the Company's direct premiums written.

The Company had total revenues and a net loss of $233.3 million and $157.6 million, respectively, in 2001, total revenues and a net loss of $272.5 million and $36.5 million, respectively, in 2000 and total revenues and net income of $265.1 million and $20.8 million, respectively, in 1999. As of December 31, 2001, the Company had total assets of $1.9 billion and total equity of $131.5 million.

RISKS AND UNCERTAINTIES

As a result of the net losses reported in 2001, the Risk-Based Capital of two of the Company's operating subsidiaries, MIIX and Lawrenceville Property and Casualty Company ("LP&C"), fell below the standards adopted by the National Association of Insurance Commissioners.

At December 31, 2001, MIIX's Risk-Based Capital ("RBC") was $122.0 million, which is within the Regulatory Action Level, at approximately 142% of Authorized Control Level, which required MIIX to prepare and submit a corrective action plan to the Insurance Commissioner of the New Jersey Department of Banking and Insurance. The plan must be approved by the New Jersey state Insurance Commissioner, who may perform an examination of the insurer's financial position. At December 31, 2001, LP&C's RBC was at the Mandatory Control Level, at approximately 18% of Authorized Control Level, which authorizes the Virginia Insurance Commissioner to place LP&C under regulatory control that may result in rehabilitation or, ultimately, liquidation. See "Regulation - Risk-Based Capital".

On February 21, 2002, A.M. Best lowered the Company's rating to B- (Fair) with a negative outlook from A- (Excellent) following the Company's announcement to strengthen reserves at December 31, 2001. On March 22, 2002, A.M. Best again lowered the rating of the Company to C+ (Marginal) from B- (Fair). This rating action reflects A.M. Best's view concerning the Company's weakened capitalization, the potential negative impact of further adverse loss reserve development, and concerns about the Company's ability to repay or refinance its debt obligations. See "A.M. Best Ratings" and "Loss and LAE Reserves."

The Report of Independent Auditors on the Company's 2001 financial statements contains a going concern explanatory paragraph, which primarily reflects the potential negative impact of further adverse loss reserve development, current regulatory limitations, any potential regulatory action by Insurance Departments having jurisdiction over the Company's Insurance Subsidiaries and the ability of the Company to repay or refinance its debt obligations. See "Financial Statements - Report of Independent Auditors."

MIIX has filed a preliminary Corrective Action Plan with the New Jersey Department of Banking and Insurance, and continues to hold regular discussions with insurance regulators relative to the specific details included in the plan. See "Business Strategy - Segregate and Run-Off Certain Lines of Business and Geographic Focus and Distribution."

In March 2002, the Company communicated to various state insurance departments where LP&C is an admitted carrier its intention to discontinue writing new business and planned non-renewal of expiring policies, other than certain "tail" coverage for which the Company is contractually required to provide or where required by regulation, and the Company's plan to place LP&C into run-off. LP&C entered into a consent order with the Virginia Bureau of Insurance on February 22, 2002, in which it agreed not to solicit or issue any new or renewal business in any jurisdiction, in accordance with applicable laws. LP&C and the Bureau entered into a second consent order on March 6, 2002, requiring LP&C to obtain the Bureau's prior written consent before entering into certain material transactions not in the ordinary course of business, as set forth in the order, including selling or encumbering assets, lending or disbursing funds, incurring debt, modifying reinsurance treaties with affiliates, changing directors or officers of the company, merging the company or paying dividends to stockholders. In addition, the Company has announced its intention to limit MIIX's insurance writings to New Jersey and certain mid-Atlantic states and to no longer write institutional business. In this regard, the Company has closed its regional offices in Dallas and Indianapolis, as well as announced current and planned future reductions in personnel and related expenses associated with these discontinued operations, except for claims staff in these offices as well as claims staff in the Lawrenceville home office which have been retained to manage the claims run-off. See "Claims" and "Business Strategy - Geographic Focus and Distribution."

While the Company envisions a narrower geographic focus going forward, primarily New Jersey physician business, the specific components of any future business plan are subject to the approval of the applicable insurance departments. There can be no assurances that the Company's plan will be approved in its present form. In the event the Company's proposed plan is not approved, it is unlikely that the Company will be able to continue operations as an independent entity unless an alternative plan is developed and approved. It is also uncertain what actions, if any, the insurance departments will take with respect to the Company's insurance subsidiaries. Such actions could include supervision, rehabilitation or liquidation. See "Regulation - Risk-Based Capital."

The Company has outstanding borrowings under a revolving credit facility with Amboy National Bank of $9.1 million at December 31, 2001, which matures on May 17, 2002. The Company has pledged 100% of the MIIX Insurance Company stock as collateral under the credit facility. It is unlikely that the Company will be able to repay the credit facility balance prior to its May 17, 2002 maturity date, and will be in default on the credit facility unless it is restructured prior to that date. The Company is in ongoing discussions with Amboy National Bank to restructure the terms of the revolving credit facility. However, there can be no assurance that the Company will have adequate funds to repay or refinance this loan when due or that Amboy National Bank will agree to refinancing terms acceptable to the Company.

Actions taken by the New Jersey Department of Banking and Insurance and the A.M. Best rating of C+ could have a material adverse impact on the Company's ability both to write new business and to retain renewal business. See "Competition."

In each of the last two years, unexpected loss experience has caused the Company to make large increases in its loss reserves. If this trend continues, the Company may have to increase loss reserves further, which could have a material adverse impact on the Company. See "Loss and LAE Reserves."

BUSINESS STRATEGY

The Company believes its revised business plan could allow it to compete effectively and create long-term growth. The major components of the Company's strategy are described below.

Focus on Core Markets. The Company's strategy is designed to capitalize on the strengths that have enabled it to achieve its current market position in New Jersey, including (i) its experience with, commitment to and focus on medical professional liability insurance, (ii) its history of providing a stable premium environment to its customers, (iii) the high level of service it delivers to insureds, including the aggressive defense of claims on their behalf, (iv) its capacity on a per insured basis, (v) its ability to customize product features and programs to fit the needs of different customers and (vi) its close relationship with the health care community.

Segregate and Run-Off Certain Lines of Business. An integral part of the Company's strategy includes its ability to segregate previously written business, including discontinued institutional and physician business written by MIIX and LP&C, from the future business written pursuant to the Company's revised business plan. Under the proposed plan submitted to the New Jersey Department of Banking and Insurance, the Company contemplates that the previously written business would be placed into run-off, which the Company believes would reduce, but not eliminate, the possibility that adverse future loss experience could further negatively impact its remaining operations.

Geographic Focus and Distribution. The Company plans to offer its products primarily in New Jersey and other mid-Atlantic states, including Connecticut, Maryland, Delaware and Pennsylvania. In New Jersey, the Company has traditionally written insurance primarily on a direct basis. Outside New Jersey, the Company principally utilized brokers and agents.

Maintain Close Relationship with the Medical Community. Since its founding in 1977, the Company has maintained a close relationship with the health care community. In addition to the active involvement of practicing physicians on several of the Company's advisory committees, the Company and the medical professional liability insurance that it offers have the endorsements of different medical associations. The Company will continue to utilize practicing physicians on advisory committees to provide management with input on medical practice patterns, claims, customer needs and other relevant matters. In addition, the Company will endeavor to maintain the medical associations' endorsements.

Maintain Underwriting Discipline. The Company undertook a major re-underwriting of its book of business during 2000 with the objective of increasing the profitability of the business. As a result of this effort, certain accounts were either non-renewed or re-priced, premium rates were generally increased, and available discounts were substantially reduced or eliminated. Overall premium volume was lower in 2000 compared to 1999, in part due to these actions. This re-underwriting project was completed during 2001.

Enhance Product Offerings. During 2000, the Company introduced a new plain-language "Essentials" policy for physicians, designed to communicate coverage intent as clearly as possible. In addition to its core medical professional liability insurance products, the Company has developed other products and services for physicians. The Company intends to continue to enhance the products it offers to its customer base in order to be able to provide them with a full range of business liability coverages and services.

PRODUCT OFFERINGS

The Company has developed a variety of insurance products to cover the professional liability exposure of individual and institutional health care providers. The Company's core products include medical professional liability insurance for individual providers and medical groups on a claims made, "modified claims made" or occurrence basis.

In New Jersey, the Company offered physicians traditional occurrence coverage from 1977 through 1986 and has offered a form of occurrence-like coverage, "modified claims made," from 1987 to the present. The Company's modified claims made policy is called the Permanent Protection Plan (the "PPP"). Under the PPP, coverage is provided for claims reported to the Company during the policy period arising from incidents since inception of the policy. The PPP includes "tail coverage" for claims reported after the expiration of the policy for occurrences during the policy period. The premium for tail coverage is included as part of the annual premium, and the insured physician automatically receives tail coverage when the policy is terminated for any reason. The automatic provision for tail coverage in effect results in occurrence-like coverage provided under the PPP.

In Pennsylvania traditional occurrence coverage was primarily offered to physicians. In late 2001 the Company made the decision to no longer offer occurrence coverage to physicians in Pennsylvania because of the long loss emergence period under this coverage and the volatile litigation climate in Pennsylvania. Instead we offered each renewing policy on a claims made basis. In other states, the Company issues policies primarily on a claims made coverage basis to physicians. Tail coverage may be offered as an endorsement to those accounts written on a pure claims made basis to extend the period when losses could be reported to the Company. Additional premium is collected at the time such endorsement is purchased by the insured. The Company currently offers policy limits up to $5,000,000 per incident and $7,000,000 in the aggregate for individual physicians.

In addition to its core medical professional liability insurance products, the Company offers comprehensive liability coverage. Other related products and services for health care providers are currently under review.

Substantially all of the Company's policies are offered for periods of one year, with renewal occurring on the anniversary date of the policy inception. In 2001, the Company began an "off-anniversary" initiative to move New Jersey business from a common January 1 renewal date to renewal dates more evenly spread throughout the year. Premiums are recorded as earned over the life of the policy period. The PPP policy provides occurrence-like coverage and, accordingly, the premiums are earned in the period the policy is written consistent with the recording of the expected ultimate loss and LAE reserves on an occurrence basis. A profile of the Company's direct premiums written is summarized in the table below.

	For the Years Ended December 31,					
	2001		2000 (In thousands)		1999	
	$	% of total	$	% of total	$	% of total
Professional Liability Products						
Occurrence/Occurrence-like	$123,331	54%	$126,323	60%	$152,520	62%
Claims Made	105,235	45%	83,427	39%	89,253	37%
Other Products	2,984	1%	2,404	1%	2,653	1%
Direct Premiums Written	$231,550	100%	$212,154	100%	$244,426	100%

MARKETING AND POLICYHOLDER SERVICES

The Company employs various strategies for marketing its products and providing policyholder services. In New Jersey, the Company markets its products to physicians and physician groups principally through medical associations, referrals by existing policyholders, advertisements in medical journals, seminars on health care topics for physicians and direct mail solicitation. The Company's professional liability program has the endorsement of different medical associations. In addition to these direct marketing channels, the Company sells its products through independent brokers and agents who currently produce approximately 47% of the Company's direct premiums written in New Jersey. The Company believes that its broker relationships in New Jersey are important to its ability to grow and sustain its business in that market segment. See "Business -- Business Strategy -- Maintain Close Relationship with the Medical Community."

Outside New Jersey, the Company markets its products exclusively through independent brokers and agents. In 2001, 126 independent brokers and agents actively marketed the Company's products in 24 states and the District of Columbia and produced approximately 73% of the Company's direct premiums written. No national broker or regional agency accounted for more than 16% of the Company's year-end direct premiums written. The Company selects brokers and agents that it believes have demonstrated profitable growth and stability in the medical malpractice insurance industry, strong sales and marketing capabilities, and a focus on selling medical professional liability insurance. Brokers and agents receive market rate commissions and may receive other incentives based on the business they produce. The Company strives to maintain relationships with those brokers and agents who are committed to promoting the Company's products and are successful in producing profitable business for the Company. See "Business -- Business Strategy -- Geographic Focus and Distribution."

The Company also provides risk management services. In addition to supplementing the Company's marketing efforts, these services are designed to reduce potential loss exposures by educating policyholders on ways to improve medical practice and implement risk reduction measures. The Company conducts surveys for medical groups to review their practice procedures and to focus on specific areas in which concerns arise. The Company prepares reports that identify areas of the insured's medical practice that may need attention and provides recommendations to the policyholder. The Company also presents periodic seminars for medical societies and other groups to educate physicians on risk management techniques. These educational programs are designed to increase risk awareness and to reduce the risk of injury to patients and third parties.

UNDERWRITING

The Company maintains all underwriting authority at its home office.

The Company follows consistent and strict procedures with respect to the issuance of all professional liability insurance policies. Individual providers are required to submit an application for coverage along with supporting claims history and proof of licensure. The individual provider applications include information regarding the medical training, current practice and claims history of the applicant. Large groups are required to submit an application for coverage, hard copy loss runs, proof of accreditation, financial statements, copies of contracts with medical providers, information on employed professionals and other information. An account analysis form is completed for each submission and, if coverage is approved, the coverage recommendation and the pricing methodology is added.

Risk management surveys are generally performed prior to quoting a large account to ascertain the insurability of the risk. All written accounts are referred to the Risk Management Department to schedule risk management services. Representatives from the Risk Management Department meet with the insureds to develop programs to control and reduce risk.

The Underwriting Department meets periodically with the Underwriting Committee of the Company to review the guidelines for premium surcharges, cancellations and nonrenewals, any candidates for cancellation or nonrenewal, and all large accounts to be quoted. The Underwriting Committee is composed of senior officers of the Company. The Company maintains quality control through periodic audits at the underwriting and processing levels.

The Company undertook a major re-underwriting of its book of business during 2000 with the objective of increasing the profitability of the business. This re-underwriting project was completed during 2001. As a result of this effort, certain accounts were either non-renewed or re-priced, premium rates were generally increased, and available discounts were substantially reduced or eliminated. Overall premium volume was higher in 2001 compared to 2000, in part due to these actions.

PRICING

The Company establishes, through its underwriting and actuarial staff, rates and rating classifications for its insureds based on loss and loss adjustment expense ("LAE") experience it has developed and on other relevant information. The Company has various rating classifications based on practice location, medical specialty and other factors. The Company has established its pricing for large groups using actuarially sound techniques to analyze the experience of these insureds.

CLAIMS

The Company's Claims Department is responsible for claims investigation, establishment of appropriate case reserves for loss and allocated loss adjustment expenses ("ALAE"), defense planning and coordination, supervision of attorneys engaged by the Company to defend a claim and negotiation of the settlement or other disposition of a claim. All of the Company's primary policies require it to defend its insureds. Medical malpractice claims often involve the evaluation of highly technical medical issues, severe injuries and conflicting medical opinions. In almost all cases, the person bringing the claim against the insured is already represented by legal counsel when the claim is reported to the Company.

Litigation defense is provided almost exclusively by private law firms with lawyers whose primary focus is defending malpractice cases. The Company also maintains two staff counsel offices located in New Jersey to defend malpractice cases.

The claims representatives at the Company have on average more than 10 years of experience handling medical professional liability cases. The Company limits the average number of cases handled per claims representative to ensure personal attention to each case.

In March 2002, the Company announced its intention to place all operations of LP&C into run-off. In addition, the Company announced its intention to limit MIIX's insurance writings to New Jersey and certain mid-Atlantic states and no longer write institutional business. As a result, other (discontinued) business will be written only as required by contractual provisions or regulation. Regional offices in Dallas, Texas and Indianapolis, Indiana were closed in March 2002 as part of the run-off plan, except for claims staff in these offices as well as claims staff in the Lawrenceville home office which have been retained to manage the claims run-off. The Company remains strongly committed to handling claims in a strong, aggressive and professional manner.

The claims operation is assisted in its efforts by its technical unit, which is responsible for training and educating the claims staff. The technical unit manages the Company's relationship with defense counsel and helps control ALAE associated with claims administration. The unit also is responsible for tracking developments in case law and coordinating mass tort litigation.

A major resource for the Company's claims function is its database built over a 20-plus-year period. The database provides comprehensive details on each claim, from incident to resolution, coupled with a document file relating to each claim. The database enables the Company's claims professionals to analyze trends in claims by specialty, type of injury, precipitating causes, frequency and severity, plaintiffs' counsel, expert witnesses and other factors. The Company also uses the data to identify and analyze trends and to develop seminars to educate individual physicians, physician groups, hospital staff and other insureds on risk management to control and reduce their exposure to claims.

LOSS AND LAE RESERVES

Loss reserves recorded by the Company include estimates of amounts owed for losses and for LAE. LAE consists of two types of costs, allocated loss adjustment expenses ("ALAE") and unallocated loss adjustment expenses ("ULAE"). ALAE are settlement costs that can be allocated to a specific claim such as attorney fees and court costs. ULAE consists of costs that are general in nature and cannot be allocated to any specific claim, primarily including salaries and overhead associated with the Company's claim department. ULAE reserves recorded by the Company represent management's best estimate of the internal costs necessary to settle all incurred claims, including incurred but not reported ("IBNR") claims.

The determination of loss and LAE reserves involves the projection of ultimate losses through an actuarial analysis of the claims history of the Company and other professional liability insurers, subject to adjustments deemed appropriate by the Company due to changing circumstances. Included in the Company's claims history are losses and LAE paid by the Company in prior periods, and case reserves for anticipated losses and ALAE developed by the Company's claim department as claims are reported and investigated. Management relies primarily on such historical loss experience in determining reserve levels on the assumption that historical loss experience provides a good indication of future loss experience despite the uncertainties in loss trends and the delays in reporting and settling claims. As additional information becomes available, the estimates reflected in earlier loss reserves may be revised. Any increase in the amount of aggregate reserves reported in the financial statements, including reserves for insured events of prior years, could have an adverse effect on the Company's results of operations for the period in which the adjustments are made. Given the Company's current financial condition, any material increase in its loss reserves could result in its rehabilitation or liquidation.

There are significant inherent uncertainties in estimating ultimate losses in the casualty insurance business. The uncertainties are even greater for companies writing long-tail casualty insurance, such as medical malpractice insurance, and in particular the occurrence or occurrence-like coverages that substantially make up the Company's current reserves. These additional uncertainties are due primarily to the longer period of time during which an insured may seek coverage for a claim in respect of an occurrence or occurrence-like policy as opposed to a claims made policy. With the longer claim reporting and development period, reserves are more likely to be impacted by, among other factors, changes in judicial liability standards and interpretation of insurance contracts, changes in the rate of inflation and changes in the propensities of individuals to file claims. This uncertainty is potentially great in a period of increasing loss severity, such as the present.

The Company offered traditional occurrence professional liability insurance coverage from 1977 through 1986 and has offered a form of occurrence-like coverage, "modified claims made," from 1987 to the present. The Company's modified claims made policy is the PPP. See "Business-- Product Offerings." Under the PPP, coverage is provided for claims reported to the Company during the policy period arising from incidents since inception of the policy. The PPP includes "tail coverage" for claims reported after expiration of the policy for occurrences during the policy period and thus is reserved on an occurrence basis. As displayed in the table below, loss and LAE reserves carried for PPP policies and traditional occurrence professional liability policies constitute approximately 70% of the gross loss and LAE reserves at December 31, 2001.

The following table provides a summary of gross loss and LAE reserves by policy type.

Gross Loss and Loss Adjustment Expense Reserves by Policy Type
(In thousands)

	Professional Liability						
	Occurrence/ Occurrence-Like	% of Total	Claims Made	% of Total	Other	% of Total	Total Gross Reserves
Gross Reserves Held as of:							
December 31, 1999	$837,724	79.5%	$185,497	17.6%	$30,376	2.9%	$1,053,597
December 31, 2000	850,040	74.4%	282,127	24.7%	10,363	0.9%	1,142,530
December 31, 2001	832,290	69.5%	357,495	29.9%	7,213	0.6%	1,196,998

As displayed in the above table, the proportion of the gross loss and LAE reserves held on claims made professional liability policies has grown from 17.6% of total gross loss and LAE reserves held at December 31, 1999 to 29.9% at December 31, 2001. This has primarily been the result of the Company's claims-made policy form writings during 1997 through 2001. The majority of policies sold in these new states was claims made. In March 2002, the Company began working with the Virginia Bureau of Insurance to place the insurance operations of its subsidiary, LP&C, into run-off, subject to regulatory and contractual requirements. For the immediate future, the Company expects that New Jersey physician business may constitute a significant majority of its ongoing writings. New Jersey physician business has primarily been written under the occurrence-like PPP policy.

Since a significant portion of the Company's reserves are recorded on an occurrence basis, and given the long time that typically elapses between the coverage incident and the resolution of the claim, IBNR reserves have consistently represented a majority of the gross reserves recorded by the Company. The following table summarizes the components of gross loss and LAE reserves including ULAE reserves and indicates that IBNR reserves constitute a majority of gross reserves on a consistent basis:

Components of Gross Loss and Loss Adjustment Expense Reserves
(In thousands)

	Loss and ALAE Case Reserves	% of Total	Loss and ALAE IBNR Reserves	% of Total	ULAE Reserves	% of Total	Total Gross Reserves
Gross Reserves Held as of:							
December 31, 1999	$381,564	36.2%	$640,096	60.8%	$31,937	3.0%	$1,053,597
December 31, 2000	411,939	36.1%	689,431	60.3%	41,160	3.6%	1,142,530
December 31, 2001	429,493	35.9%	719,268	60.1%	48,237	4.0%	1,196,998

The Company has issued occurrence policies since 1977 and occurrence-like PPP policies since 1987. There is a significant lag in reporting of incidents or occurrences inherent in the medical malpractice insurance industry. As a result the Company continues to experience reported claims that are alleged to have occurred more than twenty years ago.

The following table illustrates the amount and percentage of gross loss and LAE reserves held by the Company at December 31, 2001 categorized by accident year.

Gross Loss and Loss Adjustment Expense Reserves By Accident Year
As of December 31, 2001
(In thousands)

Accident Year	Gross Reserves	% of Total
1977-91	30,826	2.6%
1992	7,864	0.7%
1993	10,403	0.9%
1994	20,774	1.7%
1995	28,895	2.4%
1996	57,142	4.8%
1997	114,381	9.6%
1998	181,270	15.1%
1999	252,855	21.1%
2000	264,759	22.1%
2001	227,829	19.0%
Total Gross Reserves held by the Company	$ 1,196,998	100.0%

As shown in the above tables, at December 31, 2001: approximately 70% of gross reserves are occurrence based; over 60% of gross reserves are IBNR reserves; and approximately 87% of gross reserves relate to the most recent five accident years, which are the most immature (and therefore the most subject to variability) in terms of loss development.

The Company uses a disciplined approach to setting and adjusting financial statement loss and LAE reserves that begins with the claims adjudication process. Claims examiners establish case reserves by a process that includes extensive development and use of statistical information that allows for comparison of individual claim characteristics against historical patterns and emerging trends. This process also provides critical information for use in pricing of products and establishing the IBNR component of the financial statement reserves.

Initially, the Company establishes its best estimate of loss and LAE reserves using pricing assumptions. The reserves are evaluated every quarter and annually and are adjusted thereafter as circumstances warrant. These periodic evaluations include a variety of loss development techniques that incorporate various data accumulated in the claims settlement process including paid and incurred loss data, accident year development statistics and loss ratio analyses. Important in these analyses are considerations of the amounts for which claims have settled in comparison to case reserves held at settlement. Case reserves are eliminated upon settlement of related claims. Actual settlement amounts above or below case reserves are regularly evaluated to determine whether estimated ultimate losses by accident year, including IBNR reserves, should be adjusted. Changes to aggregate reserves reported in the financial statements are made based upon the extent and nature of these variances over the long claim development period together with changes in estimates of the total number of claims to be settled. The Company's evaluations are performed by internal staff. At December 31, 2001, the internal evaluation was supplemented with a review of major reserve components performed by an outside actuarial firm. As a final test of management's determination as to whether it believes that aggregate reserves reported in the financial statements are adequate and appropriate, management considers the detailed analysis performed by the actuarial staff of its independent auditors in connection with the audit of the Company's financial statements.

Recorded loss and LAE reserves represent management's best estimate of the remaining costs of settling all incurred claims. While the Company believes that its reserves for losses and LAE are adequate, there can be no assurance that the Company's ultimate losses and LAE will not deviate, perhaps substantially, from the estimates reflected in the Company's financial statements. The Company's loss and LAE reserves have been adjusted significantly upward from prior year recorded amounts in each of the last two years. If the Company's reserves should prove inadequate, the Company will be required to increase reserves, which could have a material adverse effect on the Company's financial condition, risk based capital and other regulatory trigger points or results of operations. See "Risks and Uncertainties."

Activity in the liability for unpaid losses and loss adjustment expenses gross of reinsurance is summarized as follows:

	Years Ended December 31,		
	2001	2000	1999
		(In thousands)	
Balance as of January 1, gross of reinsurance recoverable	$1,142,530	$1,053,597	$ 951,659
Incurred related to:			
Current year	230,399	276,261	254,570
Prior years	117,881	47,212	16,514
Total incurred	348,280	323,473	271,084
Paid related to:			
Current year	2,570	4,535	4,622
Prior years	291,242	230,005	164,524
Total paid	293,812	234,540	169,146
Balance at end of period, gross of reinsurance recoverable	1,196,998	1,142,530	1,053,597
Reinsurance recoverable	463,275	432,046	406,409
Balance at end of period, net of reinsurance	$ 733,723	$ 710,484	$ 647,188

The Company increased prior year gross reserves by $117.9 million, $47.2 million and $16.5 million during 2001, 2000 and 1999, respectively. Notwithstanding management's analysis and determination in setting its best estimate of aggregate reserves reported in the financial statements, which may or may not require adjustments to aggregate prior year reserves, management regularly evaluates, and adjusts when appropriate, its estimates of accident year ultimate losses and LAE (i) as part of its pricing analyses, (ii) as part of its evaluation of the effectiveness of its reinsurance programs and (iii) for reporting to regulatory authorities such as the Internal Revenue Service and the state insurance departments. Accordingly, reserves established for losses and LAE on individual accident years may experience greater volatility than aggregate reserves reported in the Company's financial statements. Individual accident year reserves cover a smaller amount of business over a shorter period of time than do the aggregate reserves, which are an accumulation of reserves pertaining to all accident years. Estimated ultimate losses and LAE associated with individual accident years were adjusted in 2001, 2000 and 1999. The following table presents the estimated ultimate losses and LAE gross of reinsurance (including changes in such estimates) by accident year:

Accident Year Development
(In thousands)

Accident Year	Estimated Ultimate Losses and LAE as of December 31,				Changes in Estimated Ultimate Losses and LAE for the Years Ended December 31,		
	1998	1999	2000	2001	1999	2000	2001
1991 and Prior	$1,107,044	$1,093,029	$1,106,260	$1,109,790	$ (14,015)	$ 13,231	$ 3,530
1992	112,404	112,488	114,955	114,650	84	2,467	(305)
1993	121,990	118,450	109,686	107,844	(3,540)	(8,764)	(1,842)
1994	154,063	144,513	143,651	152,787	(9,550)	(862)	9,136
1995	165,973	169,024	155,128	156,665	3,051	(13,896)	1,537
1996	174,681	178,048	179,902	186,510	3,367	1,854	6,608
1997	195,469	213,762	205,156	226,797	18,293	(8,606)	21,641
1998	214,413	233,237	242,349	278,821	18,824	9,112	36,472
1999		254,570	307,246	332,052		52,676	24,806
2000			276,261	292,559			16,298
2001				230,399			
Total Estimated Ultimate Losses and LAE	$2,246,037	$2,517,121	$2,840,594	$3,188,874	$ 16,514	$ 47,212	$ 117,881
Less: Total Paid Loss and LAE	$1,294,378	$1,463,524	$1,698,064	$1,991,876			
Gross Loss and LAE Reserves as of December 31	$ 951,659	$1,053,597	$1,142,530	$1,196,998			

The accident year reserve development detailed in the above table is indicative of the potential volatility of accident year reserve estimates. Management believes that the level of volatility experienced and reflected therein, which ranged up to plus or minus 15% of estimated accident year ultimate losses at December 31, 2001, is not unreasonable for the medical malpractice line of business.

Specific factors noted in management's actuarial analysis that gave rise to the accident year reserve development in 2001 included the following. Overall reserves across all accident years were adjusted significantly to reflect increased loss severity seen during 2001. Claims were adjudicated or settled at higher values than the Company had previously experienced. This increase in severity was seen primarily in the Company's Pennsylvania institutions book, and to a lesser degree in the Company's core New Jersey physician book as well as in the physician business in many other states, including, most particularly, Pennsylvania, Texas and Ohio. Development on older accident years up through 1996 primarily reflects this severity trend in Pennsylvania and New Jersey. Development on accident years 1997 through 2000 was primarily composed of increases to Pennsylvania physician and institutional reserves as well as increases to reserves on physician business in states outside of New Jersey and Pennsylvania. The increases to reserves held on business outside of New Jersey and Pennsylvania reflected increased severity as well as, to a lesser extent, greater than previously anticipated loss frequency.

Specific factors noted in management's actuarial analyses that gave rise to the accident year development in 2000 included the following. Reserves held on accident years 1990 and prior were increased to reflect a longer development period on New Jersey physician business than had previously been projected, principally due to an eroding statute of limitations regarding late assertion of claims. Reserves held on accident years 1991 through 1996 were adjusted to reflect the net impact of a lengthened projected development period and generally higher severities offset by lower than anticipated reported claim development on New Jersey and Pennsylvania physician business and greater than anticipated claim frequency and claim severities on Pennsylvania institution business. Reserves held on accident year 1997 were adjusted to reflect the net impact of the lengthened development period and lower than anticipated reported claim development on New Jersey physician business, somewhat offset by higher than anticipated claim frequency and severities associated with Pennsylvania physician and institution business and business written in new states during 1997. Reserves held on accident years 1998 and 1999 were adjusted to reflect the net impact of higher than anticipated claims frequency and severities associated with, primarily, business written in new states since 1997, for which limited loss data had previously existed, as well as on Pennsylvania physician and institution business, and a lengthened development period and lower than anticipated reported claim development on New Jersey physician business.

Specific factors noted in management's actuarial analyses that gave rise to accident year development in 1999 included the following. Reserves held on accident years 1990 and prior were decreased to reflect lower than anticipated case reserve development during 1999. Reserves on accident years 1991, 1993 and 1994 were reduced to reflect lower than anticipated loss frequency and severities. Reserves held on accident years 1995 and 1996 were increased to reflect higher loss expectations for the Pennsylvania physician and institution business. Additional reserves were recorded for accident year 1997 to reflect higher than anticipated loss frequency and severities associated with Pennsylvania physician and institution business and with physician business written in new states in 1997. Reserves held on accident year 1998 were increased to reflect, primarily, higher than anticipated claim frequency associated with physician business written in new states.

On a net of reinsurance basis, the activity in the liability for unpaid losses and LAE is summarized as follows:

	Years Ended December 31,		
	2001	2000	1999
		(In thousands)	
Balance as of January 1, net of reinsurance recoverable	$ 710,484	$ 647,188	$ 625,864
Net reserves acquired in acquisition of the Underwriter	0	0	8,286
Incurred related to:			
Current year	203,975	227,921	189,000
Prior years	46,793	51,303	(14,014)
Total incurred	250,768	279,224	174,986
Paid related to:			
Current year	2,571	4,535	4,589
Prior years	224,958	211,393	157,359
Total paid	227,529	215,928	161,948
Balance at end of period, net of reinsurance recoverable	733,723	710,484	647,188
Reinsurance recoverable	463,275	432,046	406,409
Balance at end of period, gross of reinsurance	$1,196,998	$1,142,530	$1,053,597

Net loss and LAE reserves reported in accordance with statutory accounting principles were $103.3 million lower than the net loss and LAE reserves displayed above at January 1, 1999. The difference relates to a 1992 contract accounted for using deposit accounting for GAAP reporting. The Company commuted this contract on September 30, 1999, and there was no difference at December 31, 1999, 2000 and 2001 between net loss and LAE reserves reported on a GAAP basis and those reported in accordance with statutory accounting principles.

The following tables reflect the development of reserves for unpaid losses and LAE, including reserves on assumed reinsurance, for the periods indicated at the end of that year and each subsequent year. The first line shows the reserves as originally reported at the end of the stated year. Reserves at each calendar year-end include the estimated unpaid liabilities for that report or accident year and for all prior report or accident years. The section under the caption "Liability reestimated as of" shows the originally reported reserves as adjusted as of the end of each subsequent year to reflect the cumulative amounts paid and all other facts and circumstances discovered during each year. The line "Cumulative redundancy (deficiency)" reflects the difference between the latest reestimated reserves and the reserves as originally established. The section under the caption "Cumulative amount of liability paid through" shows the cumulative amounts paid through each subsequent year on those claims for which reserves were carried as of each specific year end.

The tables reflect the effect of all changes in amounts of prior periods. For example, if a loss determined in 1996 to be $100,000 was first reserved in 1991 at $150,000, the $50,000 redundancy (original estimate minus actual loss) would be included in the cumulative redundancy in each of the years 1991 through 1995 shown below. The tables present development data by calendar year and do not relate the data to the year in which the claim was reported or the incident actually occurred. Conditions and trends that have affected the development of these reserves in the past will not necessarily recur in the future.

TABLE I. LOSS AND LAE RESERVES DEVELOPMENT - GROSS

	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000
					(In thousands)					
LOSS AND LAE RESERVES	$593,828	$629,064	$667,200	$688,455	$748,660	$795,449	$876,721	$951,659	$1,053,597	$1,142,530
LIABILITY REESTIMATED AS OF:										
One year later	583,133	616,042	623,988	688,455	748,660	795,654	880,543	968,173	1,100,809	1,260,411
Two years later	570,108	572,831	623,986	688,450	744,130	793,170	878,233	962,709	1,202,392	
Three years later	532,877	572,831	623,989	689,122	739,106	772,567	863,657	1,039,486		
Four years later	532,878	572,871	624,567	674,224	715,136	766,597	903,962			
Five years later	540,067	570,424	606,219	647,203	707,312	785,261				
Six years later	538,126	570,390	588,748	653,275	719,368					
Seven years later	539,298	556,459	595,682	663,794						
Eight years later	525,283	572,157	597,065							
Nine years later	538,514	575,382								
Ten years later	542,044									
CUMULATIVE REDUNDANCY (DEFICIENCY)	51,784	53,682	70,135	24,661	29,292	10,188	(27,241)	(87,827)	(148,795)	(117,881)

	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000
					(In thousands)					
CUMULATIVE AMOUNT OF LIABILITY PAID THROUGH:										
One year later	$ 79,239	$ 83,837	$ 83,522	$ 98,053	$116,532	$101,217	$141,954	$164,524	$ 230,005	$ 291,242
Two years later	161,532	165,737	179,714	212,284	214,484	231,755	298,785	370,911	497,982	
Three years later	238,998	256,860	284,828	293,323	332,920	373,232	470,693	588,348		
Four years later	318,934	348,868	343,563	407,357	452,055	514,813	634,094			
Five years later	389,638	395,242	436,921	492,388	553,205	629,774				
Six years later	413,413	462,920	486,861	552,039	621,022					
Seven years later	459,668	493,034	524,025	594,337						
Eight years later	479,717	517,161	548,388							
Nine years later	495,748	537,106								
Ten years later	511,634									

TABLE II. LOSS AND LAE RESERVES DEVELOPMENT - NET

	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000
					(In thousands)					
LOSS AND LAE RESERVES-GROSS	$593,828	$629,064	$667,200	$688,455	$748,660	$795,449	$876,721	$951,659	$1,053,597	$1,142,530
REINSURANCE RECOVERABLE ON UNPAID LOSSES	8,265	3,037	62,682	112,917	165,729	221,749	270,731	325,795	406,409	432,046
	585,563	626,027	604,518	575,538	582,931	573,700	605,990	625,864	647,188	710,484
LIABILITY REESTIMATED AS OF:										
One year later	581,453	600,655	559,518	575,538	582,931	573,700	603,906	611,850	698,491	757,277
Two year later	560,688	555,656	559,518	575,538	582,931	573,321	603,809	649,454	738,008	
Three years later	521,671	555,656	559,518	575,538	580,883	588,477	627,292	678,666		
Four years later	521,828	555,655	559,518	575,124	579,766	595,479	611,087			
Five years later	529,008	555,656	559,133	566,608	587,836	587,991				
Six years later	525,111	555,484	548,242	576,831	586,777					
Seven year later	524,574	541,142	561,953	580,940						
Eight years later	510,517	557,594	564,486							
Nine years later	524,772	559,570								
Ten years later	527,802									
CUMULATIVE REDUNDANCY (DEFICIENCY)	57,761	66,457	40,032	(5,402)	(3,846)	(14,291)	(5,097)	(52,802)	(90,820)	(46,793)

	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000
					(In thousands)					
CUMULATIVE AMOUNT OF LIABILITY PAID THROUGH:										
One year later	$ 79,239	$ 83,212	$ 82,572	$ 97,496	$116,194	$ 84,276	$134,666	$157,359	$ 211,393	$ 224,958
Two years later	161,532	164,469	178,357	211,426	197,370	214,404	284,887	345,305	413,084	
Three years later	238,998	255,586	283,370	278,571	315,743	365,517	439,372	496,456		
Four years later	318,928	347,493	328,836	392,522	437,779	492,617	536,488			
Five years later	389,579	381,408	422,194	478,731	524,447	550,600				
Six years later	401,000	449,086	473,702	523,901	549,919					
Seven years later	447,255	479,987	508,269	544,626						
Eight years later	468,091	503,373	528,303							
Nine years later	483,654	523,319								
Ten years later	499,539									

The aggregate excess reinsurance contracts, in place from 1993 through 1999, provide coverage above aggregate retentions for losses and ALAE other than certain losses and ALAE retained by LP&C and losses and ALAE retained by MIIX or reinsured under other insignificant reinsurance contracts. The aggregate reinsurance contracts, therefore, have the effect of holding underwriting year net incurred losses and ALAE for years 1993 through 1999 at a constant level as long as such losses and ALAE ceded under the aggregate excess reinsurance contracts remain within the coverage limits. Ceded losses and ALAE have remained within coverage limits in each year since 1993. The aggregate excess reinsurance contracts for 2000 and 2001 cover New Jersey and Pennsylvania physician business only. The adjustments to net reserves in 2001 and 2000 relate to losses and LAE not covered by the aggregate reinsurance contracts, including, primarily, losses and ALAE for accident years 2001 and 2000 associated with business other than New Jersey and Pennsylvania physician business, losses and ALAE for accident years 1992 and prior, losses and ALAE for accident years since 1997 retained by LP&C and ULAE.

General liability incurred losses have been about 1.0% of medical malpractice incurred losses over the last five years. The Company does not have material reserves for pollution claims and the Company's claims experience for pollution coverage has been negligible.

While the Company believes that its reserves for losses and LAE are adequate, there can be no assurance that the Company's ultimate losses and LAE will not deviate, perhaps substantially, from the estimates reflected in the Company's financial statements. The Company's loss and LAE reserves have been adjusted significantly upward from prior year recorded amounts in each of the last two years. If the Company's reserves should prove inadequate, the Company will be required to increase reserves, which could have a material adverse effect on the Company's financial condition or results of operations.

REINSURANCE

Reinsurance Ceded. The Company follows customary industry practice by reinsuring some of its business. The Company typically cedes to reinsurers a portion of its risks and pays a fee based upon premiums received on all policies so subject to such reinsurance. Insurance is ceded principally to reduce net liability on individual risks and to provide aggregate loss and LAE protection. Although reinsurance does not legally discharge the ceding insurer from its primary liability for the full extent of the policies reinsured, it does make the reinsurer liable to the insurer to the extent of the reinsurance ceded. The Company reviews its reinsurance needs annually and makes changes in its reinsurance arrangements as necessary. The Company determines how much reinsurance to purchase based upon its evaluation of the risks it has insured, consultations with its reinsurance brokers, and market conditions, including the availability and pricing of reinsurance.

The Company reinsures its risks primarily under two reinsurance contracts, the Specific Contract and the Aggregate Contract. During 2001, the Company's retention for casualty business under the Specific Contract was $10 million per loss. For medical professional liability and commercial general liability business, coverage was provided up to $25 million per loss above the retention. For other casualty business, coverage was provided up to $15 million per loss above the retention. Property coverage was also available under the Specific Contract in the amount of $14.5 million in excess of a Company retention of $500,000 per loss per policy. The Company retains a 10% co-participation in covered losses. The Company has maintained specific excess of loss reinsurance coverage generally similar to that just described for several years.

The Aggregate Contract in 2001 provided coverages on an aggregate excess of loss and quota share basis. The primary coverage afforded under the Aggregate Contract attaches above a Company retention measured on an underwriting year basis as a 75% loss and ALAE ratio. Reinsurers provide coverage for an additional 75% loss and ALAE ratio, with an aggregate annual limit of $200 million. The Company has maintained aggregate excess of loss coverage generally similar to that just described since 1993. See "Business -- Loss and LAE Reserves -- Table II -- Loss and LAE Reserves Development -- Net."

Each of the aggregate excess reinsurance contracts contains an adjustable premium provision that may result in changes to ceded premium and related funds held charges, based on loss experience under the contract. During 2001, combined ceded losses under the aggregate excess reinsurance contracts were increased by a net amount of $61.7 million, resulting in a net additional premium charge of $45.4 million and net additional funds held charges of $19.8 million. During 2000, combined ceded losses under the aggregate excess reinsurance contracts were increased by a net amount of $20.9 million, resulting in net additional premium charges of $18.8 million and a net reduction in funds held charges of $13.0 million. During 1999, combined ceded losses under the aggregate excess reinsurance contracts were increased by a net amount of $15.3 million, resulting in net additional premium charges of $10.1 million and net additional funds held charges of $0.2 million. Each of the aggregate excess reinsurance contracts also contains a profit sharing provision whereby a significant portion of any favorable gross loss and ALAE reserve development may ultimately be returned to the Company once all subject losses and ALAE have been paid or the contract has been commuted. Profit sharing is recorded by the Company after the funds withheld balance related to an aggregate excess reinsurance contract exceeds the related ceded reserves, after any adjustments under the adjustable premium provisions. Profit sharing is recorded as an offset to funds held charges and to the funds withheld liability.

Each of the aggregate excess reinsurance contracts also contains a provision requiring that the funds withheld be placed in trust should the A.M. Best rating assigned to MIIX Insurance Company or its predecessor, Medical Inter-Insurance Exchange of New Jersey, fall below B+. On February 21, 2002, A.M. Best lowered the rating of MIIX Insurance Company to B-. On March 22, 2002, A.M. Best again lowered the rating of MIIX Insurance Company, to C+. The Company is working with reinsurers to establish the required trust accounts and move invested assets into trusts in accordance with contract provisions. Each of the aggregate excess reinsurance contracts also contains a provision allowing reinsurers to offer additional reinsurance coverage that MIIX Insurance Company or its predecessor, Medical Inter-Insurance Exchange of New Jersey is obligated to accept. For contract years beginning November 1, 1999 and forward, the contracts require that the funds withheld balance on a particular contract year be below $500,000 before reinsurers may offer the additional coverage. For contract years prior to November 1, 1999, the contracts provide no funds withheld threshold amount, although the reinsurance intermediary has confirmed in writing that the intention of the parties was that the additional coverage would be offered only if and when the funds withheld balance was in a loss position. No funds withheld balances are below $500,000 or in a loss position.

The major elements of ceded reinsurance activity are summarized in the following table:

	For the Years Ended December 31,		
	2001	2000	1999
		(In thousands)	
Ceded premiums earned	$67,529	$46,463	$47,962
Ceded Losses and LAE	97,509	44,248	96,077
Funds held charges	42,476	7,502	14,338

Credit risk from reinsurance is controlled by placing the reinsurance with large, highly rated reinsurers and by collateralizing amounts recoverable from reinsurers. The following table identifies the Company's most significant reinsurers, the total amount recoverable from them for unpaid losses, prepaid reinsurance premiums and other amounts as of December 31, 2001, and collateral held by the Company in the form of funds withheld and letters of credit as of December 31, 2001. No other single reinsurer's percentage participation in 2001 exceeded 5% of the total reinsurance recoverable at December 31, 2001.

	At December 31, 2001	
Reinsurer	Total Amounts Recoverable	Total Amount of Collateral Held
	(In thousands)	
Hannover Reinsurance (Ireland) Ltd	$236,262	$245,339
Eisen und Stahl Reinsurance (Ireland) Ltd	58,023	61,835
Scandinavian Reinsurance Company Ltd	37,226	41,084
London Life and Casualty Reinsurance Corporation	64,502	65,590
Underwriters Reinsurance Company (Barbados)	91,677	90,170
European Reinsurance	37,484	36,640

The Company analyzes the credit quality of its reinsurers and relies on its brokers and intermediaries to assist it in such analysis. To date, the Company has not experienced any material difficulties in collecting reinsurance recoverables. No assurance can be given, however, regarding the future ability of any of the Company's reinsurers to meet their obligations should such obligations ultimately exceed the collateral held.

Reinsurance Assumed. The Company assumed reinsurance under various contracts with assumed written premiums of $0.4 million, $14.0 million and $12.7 million in 2001, 2000 and 1999, respectively. In 2001, 2000 and 1999, $0.4 million, $13.9 million and $12.7 million of the assumed written premiums related to an excess of loss contract providing medical professional liability coverage on an institutional account. This excess of loss contract was non-renewed at December 31, 2000. As the result of a claims audit conducted during 2001, the Company has identified significant items of dispute with the ceding company under this assumed reinsurance contract. The parties are in the process of selecting an arbitration panel to address the dispute. Assumed premiums in 2001 represent adjustment premiums in accordance with terms of the contract.

INVESTMENT PORTFOLIO

An important component of the operating results of the Company has been the return on its invested assets. Such investments are made by investment managers and internal management under policies established at the direction of the Company's Board of Directors. The Company's current investment policy has placed primary emphasis on investment grade, fixed maturity securities and maximization of after-tax yields while minimizing credit risks of the portfolio. The Company currently uses three outside investment managers for fixed maturity securities. At December 31, 2001 and 2000, the average credit quality of the fixed income portfolio was AA. The following table sets forth the composition of the investment portfolio of the Company at the dates indicated. All of the fixed maturity investments are held as available-for-sale.

	December 31, 2001		December 31, 2000	
	Cost or Amortized Cost	Fair Value	Cost or Amortized Cost	Fair Value
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 54,495	$ 55,038	$ 141,781	$ 144,709
Obligations of states and political subdivisions	123,079	122,082	158,749	164,928
Foreign securities - U.S. dollar denominated	35,942	35,553	45,757	44,611
Corporate securities	413,433	404,103	418,737	396,553
Mortgage-backed and other asset-backed securities	434,550	438,158	419,033	420,383
Total fixed maturity investments	1,061,499	1,054,934	1,184,057	1,171,184
Equity investments	7,081	6,623	6,880	5,837
Short-term	166,501	166,501	82,291	82,291
Total investments	$1,235,081	$1,228,058	$1,273,228	$1,259,312

The investment portfolio of fixed maturity investments consists primarily of intermediate-term, investment-grade securities along with a modest allocation to below investment-grade (i.e. high yield) fixed maturity investments not to exceed 7.5% of invested assets. The Company's investment policy provides that all security purchases be limited to rated securities or unrated securities approved by the Executive Committee.

The table below contains additional information concerning the investment ratings of the fixed maturity investments at December 31, 2001:

S&P Rating of Investment (1)	Amortized Cost	Fair Value	Percentage of Fair Value
	(In thousands)		
AAA (including U.S. Government and Agencies)	$ 500,051	$ 501,571	47.6%
AA	112,106	110,114	10.4%
A	234,752	237,746	22.5%
BBB	141,157	141,450	13.4%
Other Ratings (below investment grade)	73,372	63,982	6.1%
Not Rated	61	71	0.0%
Total	$1,061,499	$1,054,934	100.0%

(1) The ratings set forth above are based on the ratings, if any, assigned by Standard & Poor's Rating Services ("S&P"). If S&P's ratings were unavailable, the equivalent ratings supplied by another nationally recognized ratings agency were used.

The following table sets forth certain information concerning the maturities of fixed maturity investments in the investment portfolio as of December 31, 2001 by contractual maturity:

Maturity of Investment	Amortized Cost	Fair Value	Percentage of Fair Value
	(In thousands)		
Due one year or less	$ 34,014	$ 34,557	3.3%
Due after one year through five years	130,290	132,156	12.6%
Due after five years through ten years	211,092	205,121	19.4%
Due after ten years	247,527	240,770	22.8%
Mortgage-backed and other asset-backed securities	434,550	438,158	41.5%
Preferred stock	4,026	4,172	0.4%
Total	$1,061,499	$1,054,934	100.0%

The average effective maturity and the effective duration of the securities in the fixed maturity portfolio (excluding short-term investments) as of December 31, 2001, was 6.72 years and 4.64 years, respectively.

The mortgage-backed portfolio represents approximately 26.52% of the total fixed income portfolio and is allocated equally across "standard" and "more complex" securities, while the asset-backed portfolio represents approximately 15.01% of the total fixed income portfolio.

Standard mortgage-backed securities are issued on and collateralized by an underlying pool of single-family home mortgages. Principal and interest payments from the underlying pool are distributed pro rata to the security holders. More complex mortgage-backed security structures prioritize the distribution of interest and principal payments to different classes of securities which are backed by the same underlying collateral mortgages.

COMPETITION

According to A.M. Best, in 2000 there were 325 companies nationally that wrote medical professional liability insurance. In New Jersey, where approximately 49% of the Company's premiums were written for the year ended December 31, 2001, as well as in the surrounding states, the Company's principal competitors include the Princeton Insurance Companies, ProMutual Group, ProNational Insurance Group, Medical Protective Company, Clarendon Insurance Group and Pennsylvania Medical Society Liability Insurance Company. Substantially all of these companies rank among the top 20 medical malpractice insurers nationally and are actively engaged in soliciting insureds in the states in which the Company writes insurance. Many of the Company's current and potential competitors have greater financial resources and stronger A.M. Best ratings than the Company. The Company believes that the principal competitive factors, in addition to pricing, include financial stability and A.M. Best ratings, breadth and flexibility of coverage, and the quality and level of services provided.

The Company plans to compete by, among other things, maintaining a close relationship with the health care community, maintaining underwriting discipline with a strong clinical focus and differentiating itself through superior claims, risk management and customer services. As a result of recent developments in the marketplace, including poor financial performance and the exit of several companies that had meaningful market share in various states, there is an increasing lack of capacity in the medical malpractice insurance market. The Company believes this should have the impact of allowing for greater acceptance of higher rates charged on policies in most of the states where the Company operates. All markets in which the Company now writes insurance and in which it expects to continue to compete have certain competitors with substantially greater financial and operating resources than the Company.

REGULATION

MIIX, LP&C and MIIX New York are each subject to supervisory regulation by their respective states of incorporation, commonly called the state of domicile. Lawrenceville Re, Ltd. (Lawrenceville Re) is subject to laws governed by the Bermuda Registrar of Companies. MIIX is domiciled in New Jersey, LP&C is domiciled in Virginia, MIIX New York is domiciled in New York and Lawrenceville Re is domiciled in Bermuda. Therefore, the laws and regulations of these states, and those of Bermuda, including the tort liability laws and the laws relating to professional liability exposures and reports, have the most significant impact on the operations of the combined company.

Holding Company Regulation. As part of a holding company system, MIIX, LP&C and MIIX New York are subject to the Insurance Holding Company Systems Acts (the "Holding Company Act") of their domiciliary states. In addition to regulation by Virginia, LP&C is also subject to the Holding Company Act requirements of Texas because Texas determined in December, 2001, that LP&C met the threshold for designation as a commercially domiciled insurer. In general, a state's Holding Company Act requires the domestic company to file information periodically with the state insurance department and other state regulatory authorities, including information relating to its capital structure, ownership, financial condition and general business operations. Material changes or additions to this information must be reported to the domiciliary regulatory agency within fifteen days after the end of the month in which the change or addition occurred. Certain transactions between an insurance company and its affiliates, including sales, loans or investments may not be entered into unless the insurer has provided written notice to the domiciliary regulatory agency at least thirty days prior to entering into the transaction, and the regulatory agency has either approved or has not disapproved the transaction within that 30-day period. In New Jersey, transactions with affiliates involving (i) loans, sales, purchases, exchanges, extensions of credit, investments, guarantees, or other contingent obligations which within any 12 month period aggregate at least 3% of the insurance company's admitted assets or 25% of its surplus as regards policyholders, whichever is lesser, (ii) reinsurance agreements or modifications in which the reinsurance premium or a change in the insurer's liabilities equals or exceeds 5% of the insurer's surplus as regards policyholders, and (iii) all management agreements, service contracts and all cost-sharing arrangements are subject to the 30-day prior notice and non-disapproval requirement. In Virginia, similar affiliated transactions may not be entered into unless the insurer has provided prior written notice to the Virginia Bureau of Insurance and the Bureau has either approved the transaction or has not disapproved the transaction within sixty days after the insurer provides notice of the transaction to the Bureau. In New York, (i) sales, purchases, exchanges, loans or extensions of credit, or investments which within any twelve month period aggregate to more than 0.5% but less than 5% of the insurance company's admitted assets as of the end of the company's last fiscal year, (ii) reinsurance treaties or agreements, (iii) the rendering of services on a regular or systematic basis, and (iv) certain material transaction may not be entered into unless the insurer has notified the New York Insurance Department in writing at least thirty days prior to entering the transaction and the Department has not disapproved of such transaction within the thirty-day period. See "Business -- Regulation -- Risk-Based Capital."

Certain other material transactions, not involving affiliates, must be reported to the domiciliary regulatory agency within 15 days after the end of the calendar month in which the transaction occurred (in contrast to prior approval). These transactions include acquisitions and dispositions of assets that are nonrecurring, are not in the ordinary course of business and exceed 5% of the Company's admitted assets. Similarly, nonrenewals, cancellations, or revisions of ceded reinsurance agreements, which affect established percentages by regulation of the Company's business, are also subject to disclosure.

The Holding Company Act also provides that the acquisition or change of "control" of a domestic insurance company or of any person or entity that controls such an insurance company cannot be consummated without prior regulatory approval. In general, a presumption of "control" arises from the ownership of voting securities and securities that are convertible into voting securities, which in the aggregate constitute 10% or more of the voting securities of the insurance company or of a person or entity that controls the insurance company, such as The MIIX Group. A person or entity seeking to acquire "control," directly or indirectly, of the Company would generally be required to file an application for change of control containing certain information required by statute and published regulations and provide a copy of the application to the Company. The Holding Company Act and other insurance laws also effectively restrict the Company from consummating certain reorganizations or mergers without prior regulatory approval.

Regulation of Dividends from Insurance Subsidiaries. The Holding Company Act of the State of New Jersey limits the ability of MIIX to pay dividends to The MIIX Group. MIIX may not pay an extraordinary dividend or distribution until 30 days after providing notice of the declaration of such dividend or distribution to the New Jersey Insurance Commissioner and the Commissioner has not disapproved the payment within such 30-day period. An extraordinary dividend or distribution is defined as any dividend or distribution of cash or other property whose fair market value together with other dividends or distributions made within the preceding 12 months exceeds the greater of such subsidiary's statutory net income, excluding realized capital gains, of the preceding calendar year or 10% of statutory surplus as of the preceding December 31. The law further requires that an insurer's statutory surplus following a dividend or other distribution be reasonable in relation to its outstanding liabilities and adequate to meet its financial needs. New Jersey permits the payment of dividends only out of statutory earned (unassigned) surplus unless the payment of the dividend is approved or not disapproved as an extraordinary dividend or distribution. In addition, a New Jersey insurance company is required to give the New Jersey Department notice of any dividend after declaration, but prior to payment. See "Note 9 of the Notes to Consolidated Financial Statements and Market for Registrant's Common Equity and Related Stockholders Matters - Dividends."

The other United States domiciled Insurance Subsidiaries are subject to similar provisions and restrictions under the Holding Company Acts of other states. Lawrenceville Re is subject to restrictions imposed by the Bermuda Registrar of Companies.

Insurance Company Regulation. The Company is subject to the insurance laws and regulations in each state in which it is licensed to do business. The Company is licensed in 32 states and the District of Columbia. The extent of regulation varies by state, but such regulation usually includes: (i) regulating premium rates and policy forms; (ii) setting minimum capital and surplus requirements; (iii) regulating guaranty fund assessments; (iv) licensing companies and agents; (v) approving accounting methods and methods of setting statutory loss and expense reserves; (vi) setting requirements for and limiting the types and amounts of investments; (vii) establishing requirements for the filing of annual statements and other financial reports; (viii) conducting periodic statutory examinations of the affairs of insurance companies; (ix) approving proposed changes of control; and (x) limiting the amounts of dividends that may be paid without prior regulatory approval. Such regulation and supervision are primarily for the benefit and protection of policyholders and not for the benefit of investors.

Insurance Guaranty Associations. Most states, including New Jersey, Virginia and New York require admitted property and casualty insurers to become members of insolvency funds or associations that generally protect policyholders against the insolvency of such insurers. Members of the fund or association must contribute to the payment of certain claims made against insolvent insurers. Maximum contributions required by law in any one year vary by state and are usually between 1% and 2% of annual premiums written by a member in that state during the preceding year. New Jersey and Virginia, the states in which MIIX and LP&C are respectively domiciled, and Texas, Pennsylvania, Maryland and Kentucky, states in which the Company has significant business, permit a maximum assessment of 2%. Ohio permits a maximum assessment of 1.5%. New York requires contributions of 1/2 of 1% of annual premiums written during the preceding year until such time that the fund reaches a minimum amount set by New York. Contributions can be increased if the fund falls below the minimum. New York law does not establish a maximum assessment amount. New Jersey permits recoupment of guaranty fund payments through future policy surcharges. Virginia and Texas permit premium tax reductions as a means of recouping guaranty fund payments.

Examination of Insurance Companies. Every insurance company is subject to a periodic financial examination under the authority of the insurance commissioner of its state of domicile. Any other state interested in participating in a periodic examination may do so. The last completed periodic financial examination of the Exchange, based on December 31, 1996 financial statements, was completed on November 24, 1999, and a report was issued on December 1, 1999. MIIX's periodic financial examination based on December 31, 2000, began in May, 2001 and is scheduled to be completed during 2002. In addition, the New Jersey Department of Banking and Insurance is currently performing a review of MIIX's loss and LAE reserves. The last periodic financial examination of LP&C, based on December 31, 1999 financial statements, was completed on May 5, 2000, and a report was issued on October 20, 2000. The issued report included an examination adjustment to loss and LAE reserves of $29.3 million, the amount derived from the Company's loss reserve study at June 30, 2000, and was recorded by the Company at June 30, 2000. During 2001, LP&C was subject to a targeted examination of the loss reserves held at December 31, 2000 and a report was issued on February 28, 2002. The issued report concluded that the carried reserves of LP&C fell within a reasonable range as determined by the independent actuary hired by Virginia to conduct the study. Further, the issued report referenced the findings of the independent actuary hired by New Jersey to review the carried reserves of MIIX, who concluded that MIIX's carried reserves fell within a reasonable range. The Virginia Bureau of Insurance is currently conducting a review of LP&C's loss and LAE reserves as of December 31, 2001. Either insurance regulator could require further increases to recorded reserves. Various states also conduct "market conduct examinations" which are unscheduled examinations designed to monitor the compliance with state laws and regulations concerning the filing of rates and forms and company operations in general. The Company has not undergone a market conduct examination.

Risk-Based Capital. In addition to state-imposed insurance laws and regulations, insurers are subject to the general statutory accounting practices and procedures and the reporting format of the National Association of Insurance Commissioners (the "NAIC"). The NAIC's methodology for assessing the adequacy of statutory surplus of property and casualty insurers includes a risk-based capital ("RBC") formula that attempts to measure statutory capital and surplus needs based on the risks in a company's mix of products and investment portfolio. The formula is designed to allow state insurance regulators to identify potentially under-capitalized companies. Under the formula, a company determines its RBC by taking into account certain risks related to the insurer's assets (including risks related to its investment portfolio and ceded reinsurance) and the insurer's liabilities (including underwriting risks related to the nature and experience of its insurance business). The RBC rules provide for different levels of regulatory attention depending on the ratio of an insurance company's total adjusted capital to its "authorized control level" of RBC. At the varying levels of RBC, the Company is subject to the following regulatory attention:

- Company Action Level - below which a company submits a plan for corrective action.

- Regulatory Action Level - below which a company must file a corrective action plan that details the insurer's corrective actions to raise additional statutory capital over the next four years. The plan must be approved by the state Insurance Commissioner, who may also perform an examination of the insurer's financial position.

- Authorized Control Level - below which the Insurance Commissioner is authorized to take the actions it considers necessary to protect the best interests of the policyholders and creditors of an insurer, which may include placing the insurance company under regulatory control, which, in turn, may result in rehabilitation or, ultimately, liquidation.

- Mandatory Control Level - below which the Insurance Commissioner is required to take the actions it considers necessary to protect the best interests of the policyholders and creditors of an insurer, which include placing the insurance company under regulatory control which, in turn, may result in rehabilitation or, if deemed appropriate, liquidation.

At December 31, 2001, MIIX's Risk-Based Capital was $122.0 million which is within the Regulatory Action Level, at approximately 142% of Authorized Control Level, which required MIIX to prepare and submit a corrective action plan to raise additional statutory capital over the next four years to the Insurance Commissioner of the New Jersey Department of Banking and Insurance. The plan must be approved by the New Jersey Insurance Commissioner, who may perform an examination of the insurer's financial position. Included in MIIX's RBC at December 31, 2001 is an $18.1 million inter-company note receivable from Hamilton National Leasing ("HNL"). In March 2002, the Company executed a letter of intent to sell HNL. The Company expects the note receivable will be repaid upon the consummation of the sale of HNL, which is anticipated to occur in the second quarter of 2002. In the event that the sale of HNL does not close as currently anticipated, the note receivable may be considered non-admitted for statutory reporting purposes. At December 31, 2001, LP&C's RBC was at the Mandatory Control Level, at approximately 18% of Authorized Control Level, which authorizes the Virginia Insurance Commissioner to place LP&C under regulatory control that may result in rehabilitation or, ultimately, liquidation. On March 14 and 15, 2002, the Company made contributions of capital to LP&C totaling $2,125,000 in order to meet minimum statutory capital requirements in Virginia of $4 million. LP&C entered into a consent order with the Virginia Bureau of Insurance on February 22, 2002, in which it agreed not to solicit or issue any new or renewal business in any jurisdiction, in accordance with applicable laws. LP&C and the Bureau entered into a second consent order on March 6, 2002, requiring LP&C to obtain the Bureau's prior written consent before entering into certain material transactions not in the ordinary course of business, as set forth in the order, including selling or encumbering assets, lending or disbursing funds, incurring debt, modifying reinsurance treaties with affiliates, changing directors or officers of the company, merging the company or paying dividends to stockholders. MIIX New York did not write any premium during 2001, and therefore the RBC ratio is not meaningful for that period.

NAIC-IRIS Ratios. The NAIC Insurance Regulatory Information System ("IRIS") was developed by a committee of state insurance regulators and is primarily intended to assist state insurance departments in executing their statutory mandates to oversee the financial condition of insurance companies operating in their respective states. IRIS identifies 12 ratios for the property and casualty insurance industry and specifies a range of "usual values" for each ratio. Departure from the "usual value" range on four or more ratios may lead to increased regulatory oversight from individual state insurance commissioners. At December 31, 2001, MIIX had two ratios (two-year overall operating ratio and change in policyholders' surplus) outside the usual range. At December 31, 2000, MIIX had one ratio (change in policyholders' surplus) outside the usual range. The ratios outside the usual range reflect the loss reserve strengthening in 2001 and 2000. At December 31, 2001, LP&C had eight ratios (gross premiums to policyholders' surplus, net premiums written to policyholders' surplus, two-year overall operating ratio, change in policyholders' surplus, liabilities to liquid assets, gross agents' balances to policyholders' surplus, one-year reserve development to policyholders' surplus and two-year reserve development to policyholders' surplus outside of the usual range. At December 31, 2000, LP&C had three ratios (two-year overall, change in surplus and two-year reserve development to policyholders' surplus) outside the usual range. These ratios outside the usual range reflect the loss reserve strengthening in 2001 and 2000, the increase in premiums written during the early years of operation, capital contributions by MIIX and the increased cost of LP&C's business, as LP&C was acquired in 1996 and had no business at that time. IRIS ratio results for MIIX New York are not meaningful because it did not write business in 2000 and 2001.

Regulation of Investments. The Insurance Subsidiaries are subject to state laws and regulations that limit the types of investments each insurance subsidiary may make, require diversification of their investment portfolios and limit the amount of investments in certain investment categories such as below investment grade fixed income securities, real estate and equity investments. Failure to comply with these laws and regulations would cause investments exceeding regulatory limitations to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture of such non-qualifying investments over specified time periods unless otherwise permitted by the state insurance authority under certain conditions. The Company did not have any non-qualifying investments in 2001.

Rates and Policies Subject to Regulation. Pursuant to the New Jersey Insurance Code, a domestic insurer must submit policy forms and endorsements to the Commissioner 30 days prior to the policies becoming effective. If not disapproved by the Commissioner within 30 days, such policy forms are deemed approved. Rates and rating plans must be filed with the New Jersey Commissioner 30 days after becoming effective. In Virginia, an insurer must file policy forms and endorsements with the Bureau of Insurance thirty days prior to the policy forms and endorsements becoming effective, and generally such policy forms and endorsements may be used if not disapproved by the Bureau within the thirty-day period. An insurer must also file rates and rating plans with the Bureau. Rates and rating plans are not effective unless approved by the Bureau, but rates and rate plans are generally deemed approved if 60 days has lapsed since filing and the Bureau has not disapproved the filing. The possibility exists that the Company may be unable to implement desired rates, policies, endorsements, forms, or manuals if such items are disapproved by the applicable regulatory authorities. In the past, substantially all of the Company's rate applications have been approved in the normal course of review. In other states, policy forms usually are subject to prior approval by the regulatory agency while rates usually are "file and use." The New York Insurance Department sets the rates for medical malpractice coverage on an annual basis.

Medical Malpractice Tort Reform. Revisions to certain of New Jersey's statutes governing medical malpractice took effect in 1995. These revisions included raising joint and several liability standards, requiring affidavits of merit, restricting strict liability of health care providers due to defective products used in their practices, and capping punitive damages at the greater of five times compensatory damages or $350,000. These changes were intended to bring stability to the medical malpractice insurance business in New Jersey by making it more feasible for insurers to assess certain risks. Legislation passed in 1996 in Pennsylvania provides, among other things, that plaintiffs in informed consent cases must prove receiving information necessary to form an informed consent would have been a substantial factor in the patient's decision whether to undergo certain procedures, that except for cases alleging intentional misconduct, and that punitive damages assessed against individual defendants be capped at twice the compensatory damages. Courts in Pennsylvania have in certain instances pronounced that the Pennsylvania Medical Professional Liability Catastrophe Loss Fund (the "Cat Fund") be responsible for delay damages. Pennsylvania enacted new reforms on March 19, 2002, that include requiring a patient's medical costs exceeding $100,000 to be paid over time rather than in a lump sum, prohibiting a patient from suing for damages paid by a health insurer, and granting patients seven years from injury to make a claim or until a child's 20th birthday. The law also places the Cat Fund under the Department of Insurance and phases out the fund over six years. The Company continues to analyze the impact of these reforms. Texas tort reform applicable to cases accruing on or after September 1, 1996, bars plaintiffs from recovery if their own negligence is more than 50% responsible for their injuries, while defendants shall generally be jointly and severally liable only if found to be more than 50% responsible. Exemplary damages shall not exceed the greater of $200,000, or two times the economic damage plus the non-economic damage, not to exceed $750,000.

Medical Malpractice Reports. The Company principally writes medical malpractice insurance and additional requirements are placed upon them to report detailed information with regard to settlements or judgments against their insureds. In addition, the Company is required to report to state regulatory agencies and/or the National Practitioner Data Bank, payments, claims closed without payments, and actions by the Company, such as terminations or surcharges, with respect to its insureds. Penalties may attach if the Company fails to report to either the state agency or the National Practitioner Data Bank.

Catastrophe Funds. Some states in which the Company writes insurance have established catastrophe fund laws that effectively limit the Company's liability to a level below the Company's typical policyholder limits of coverage. By way of example, for policies issued or renewed after January 1, 2001, Pennsylvania's Catastrophe ("Cat") Fund provides coverage for medical malpractice claims exceeding $500,000 per occurrence for physicians and hospitals and $1.5 million and $2.5 million aggregate per year for physicians and hospitals, respectively. For calendar year 2001 and each year thereafter, the Cat Fund coverage is limited to $700,000 per claim and $2.1 million in the aggregate.

A.M. BEST RATINGS

On February 21, 2002, A.M. Best lowered the Company's rating to B- (Fair) with a negative outlook from A- (Excellent) following the Company's announcement to strengthen reserves at December 31, 2001. On March 22, 2002, A.M. Best again lowered the rating of the Company to C+ (Marginal) from B- (Fair). This rating action reflects A.M. Best's views concerning the Company's weakened capitalization, the potential negative impact of further adverse loss reserve development, and concerns about the Company's ability to repay or refinance its debt obligations.

A.M. Best publications indicate that the "C+" rating is assigned to those companies that in A.M. Best's opinion have the ability to meet their current obligations to policyholders, but their financial strength is vulnerable to adverse changes in underwriting and economic conditions. In evaluating a company's financial and operating performance, A.M. Best reviews the company's profitability, leverage and liquidity; its book of business; the adequacy and soundness of its reinsurance; the quality and estimated market value of its assets; the adequacy of its loss reserves and surplus; its capital structure; the experience and competence of its management; and its market presence.

EMPLOYEES

The Company employed approximately 215 persons at December 31, 2001. During March, 2002, the Company reduced the number of employees to approximately 180 persons. Additional employee reductions of approximately 50 persons are planned for the remainder of 2002. None of the Company's employees are covered by a collective bargaining agreement. The Company believes that its relations with its employees are good.

EXECUTIVE OFFICERS OF THE REGISTRANT

The following table sets forth information concerning the individuals who currently serve executive officers of The MIIX Group. The MIIX Group has five executive officers, Ms. Costante, Mr. Grab, Mr. Gerson, Mr. Redman and Ms. Williams.

Information regarding Directors of the Company is incorporated by reference to the section entitled "Election of Directors" in the Company's definitive proxy statement to be filed with the SEC in connection with the Annual Meeting of Shareholders to be held May 9, 2001 (the "Proxy Statement").

Name	Position
Patricia A. Costante	President, Chief Executive Officer and Director
Stewart J. Gerson	Senior Vice President, Chief Financial Officer and Treasurer
Edward M. Grab	Senior Vice President
Thomas M. Redman	Senior Vice President, Chief Financial Officer and Treasurer
Catherine E. Williams	Senior Vice President

Mr. Redman has been the Company's Senior Vice President, Chief Financial Officer and Treasurer during the most recent fiscal year and will continue to serve in such capacity until the filing of this Annual Report on Form 10-K. Mr. Gerson will assume the positions of Senior Vice President, Chief Financial Officer and Treasurer immediately thereafter.

Patricia A. Costante, (45) Director since 2001. Patricia A. Costante currently serves as President and Chief Executive Officer for the Company. Before being named CEO, Ms. Costante was the Chief Operating Officer. Prior to serving as Chief Operating Officer, she was Senior Vice President responsible for the sale and delivery of all products and services to the New Jersey physician market. Prior to being named Senior Vice President, Ms. Costante was President of MIIX Healthcare Group, Inc. a subsidiary of New Jersey State Medical Underwriters, Inc. ("Underwriter").

Ms. Costante received a Master of Business Administration from the Stern School of Business/New York University. She also received a Master of Social Work in Healthcare and a post-Master certification in Human Services Administration from Rutgers - The State University of New Jersey. She is an adjunct faculty member of Rutgers, where she teaches healthcare management at the graduate level.

Ms. Costante is Deputy Editor, New Jersey Medicine, Journal of the Medical Society of New Jersey; Member, Board of Trustees, Catholic Charities, Diocese of Trenton; Member, Board Development Committee, Catholic Charities, Diocese of Trenton; Chair, Physician Service Committee, Catholic Charities, Diocese of Trenton. Ms. Costante is also a Diplomate, American College of Healthcare Executives; Diplomate, American Association of Healthcare Consultants; a Certified Healthcare Consultant; and Member, American Association of Medical Society Executives.

She is a frequent author and lecturer on professional medical liability issues, healthcare compliance, clinical practice and program development.

Stewart J. Gerson, (46) is Senior Vice President and Chief Financial Officer responsible for the financial operations. Mr. Gerson Joined MIIX in 2002.

Before joining MIIX, Mr. Gerson held the position of Senior Vice President and Chief Financial Officer and Treasurer of Caliber One Indemnity Company. Prior to joining Caliber One, Mr. Gerson spent five years with Reliance Insurance Group in Philadelphia as Senior Vice President and Treasurer, and most recently as Senior Vice President, Chief Financial Officer and Treasurer.

Mr. Gerson received his Bachelors of Business Administration degree in accounting, magna cum laude, from Bernard M. Baruch College, City University of New York, in 1977. He is a Certified Public Accountant, and is a member of the American Institute of Certified Public Accountants, the Pennsylvania Institute of Certified Public Accountants, the Financial Executives Institute, the Society of Insurance

Financial Management and the Philadelphia Treasurer's Club. Mr. Gerson is also a member of the Board of Directors and Treasurer of the National Liberty Museum, Philadelphia.

Edward M. Grab, (46) is currently Senior Vice President primarily responsible for all development and implementation of underwriting guidelines nationwide. Mr. Grab joined MIIX in 1999 with more than 25 years of commercial insurance experience. Before joining MIIX, he was Vice President and Actuary for Zurich Financial Services where he directed the actuarial department in support of four strategic business units with a combined book of $1 billion. Previously he was Assistant Vice President, Actuarial Pricing Manager at Selective Insurance Group, and spent a number of years in actuarial and management positions at Crum & Forster Insurance Group.

Mr. Grab received his Bachelor of Science degree, cum laude, in Actuarial Science from the College of Insurance. He is a fellow of the Casualty Actuarial Society and a member of the American Academy of Actuaries.

Thomas M. Redman, (44) became Senior Vice President and Chief Financial Officer in 1999. Mr. Redman has served in several capacities with the Company, including Vice President Finance of MIIX Insurance Company, since 1997. He is a Certified Public Accountant and Chartered Property and Casualty Underwriter. Before joining MIIX, Mr. Redman held a number of corporate finance positions with John Hancock Property and Casualty Insurance Companies from 1985 to 1993 culminating in the positions of Senior Vice President and Chief Financial Officer of John Hancock Management Company and President of John Hancock Insurance Company of Bermuda, Ltd. From 1993 to 1996, Mr. Redman attended Harvard Law School and received a J.D. degree in 1996.

Catherine E. Williams, (40) currently serves as Senior Vice President, Corporate Affairs responsible for the corporate governance, shareholder relations, human resources and facilities functions. With 20 years of governance experience, Ms. Williams joined MIIX in 1997 as Assistant Corporate Secretary in support of the successful conversion of MIIX from an Exchange to a stock entity in July 1999. Prior to joining MIIX, Ms. Williams held positions of increasing responsibility with Church & Dwight Co., Inc. Reporting directly to the Vice President and General Counsel, she managed corporate governance, shareholder relations and legal operations functions of Church & Dwight's Law Department.

Ms. Williams earned her Associates of the Arts degree in Business Administration from Bucks County Community College, and her Bachelor of Arts, summa cum laude, in Organizational Management from Cabrini College. Ms. Williams is currently pursuing her Masters in Business Administration from Rider University.

ITEM 2. PROPERTIES

The Company leases approximately 47,000 square feet of space from the Medical Society of New Jersey in Lawrenceville, New Jersey, where its home office operations are located. During 2002, the Company closed its two regional offices where it rents office space in Indianapolis (5,000 square feet) and Dallas (5,000 square feet). The Company believes that its office space is adequate for its present needs and that it will be able to secure additional office space in the future if necessary.

ITEM 3. LEGAL PROCEEDINGS

ACTIONS OPPOSING THE PLAN OF REORGANIZATION

In January 1999, five physician members of the Exchange filed a putative class action against the Exchange, Underwriter, The MIIX Group, certain of their officers and the board of the Exchange. Other parties were subsequently added as defendants in the action. Among other things, plaintiffs sought to force the Exchange to declare a dividend from surplus and reserves, challenge various components of the reorganization including, but not limited to, the stock allocation formula contained in the Plan of Reorganization and the valuation of Underwriter, challenge the composition of the Board of Directors of The MIIX Group as excessive, challenge key executive compensation and benefit packages as excessive, challenge the proposed IPO share price of The MIIX Group stock as inadequate, challenge The MIIX Group Prospectus as misleading and seek to recover unspecified monetary damages. While the action was pending, the plaintiffs also sought on numerous occasions to stay the members' vote on the Plan of Reorganization and the IPO of The MIIX Group stock. All of those applications were denied. In August 1999, the trial court dismissed all of plaintiffs' claims on the grounds that the court lacked jurisdiction to hear them because they were part of the appeal of the Commissioner's Order and/or because they failed to state a legal claim. Plaintiffs filed a Notice of Appeal with the New Jersey Superior Court, Appellate Division seeking review of the trial court's orders dismissing the Complaint and denying plaintiffs' applications for injunctive relief. On July 11, 2001, the Appellate Division issued an opinion affirming the dismissal of plaintiffs' Complaint in all respects. On August 30, 2001, plaintiffs filed a Petition for Certification to the New Jersey Supreme Court seeking review of the Appellate Division's decision. On January 2, 2002, the New Jersey Supreme Court denied plaintiffs' petition for certification. Plaintiffs subsequently filed a motion for reconsideration, which was denied on March 20, 2002.

DEATH BENEFIT PLAN LITIGATION

In October 1999, a former Underwriter Board member filed an action against the Exchange, Underwriter, The MIIX Group and Daniel Goldberg, seeking damages arising out of the unanimous decision of the Exchange and Underwriter Boards in July 1998 to terminate a Death Benefit Plan that was adopted by the Board in December 1991 to provide members of the Boards and their committees with a $1 million death benefit. In October 2001, the court determined that judgment should be entered in favor of plaintiff in the amount of $490,585, representing the cash balance of the life insurance policy insuring plaintiff's life, which was held by the Exchange to secure the payment of benefits under the Death Benefit Plan. The judgment provides that this sum is payable in ten equal annual installments following plaintiff's death, in accordance with the Plan's terms. The Company is appealing this decision. Two subsequent actions by other Plan participants, one styled as a class action on behalf of all Plan participants, have been filed against the Company. These actions have been stayed pending the outcome of the appeal in the first action. Prior to the plan's termination, there were approximately 48 participants in the plan. However, the majority of these participants voted in favor of the plan's termination and, therefore, would be precluded from participating in any legal action against the Company in this regard. The Company and external counsel believe that the Company will successfully appeal the court's judgment and the Company will have no ultimate obligation in this regard.

ASSUMED REINSURANCE DISPUTE

The Company was a reinsurer on a large excess of loss assumed reinsurance contract providing medical professional liability coverage on an institutional account from January 1, 1999 to December 31, 2000. As the result of a claims audit conducted during 2001, the Company has identified significant items of dispute with the ceding company under this assumed reinsurance contract. The parties are in the process of selecting an arbitration panel to address the dispute.

The Company may be a party to litigation from time to time in the ordinary course of business. Management believes that the Company is not currently a party to any litigation which may have a material adverse effect on the Company.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not Applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

PRICE RANGE OF COMMON STOCK

The Company's Common Stock became publicly tradable on the NYSE on July 30, 1999 under the symbol of "MHU." The following table shows the price ranges per share in each quarter since that date:

	Common Stock	
	High	Low
2001		
First Quarter	$ 8.93	$ 7.25
Second Quarter	$ 9.16	$ 7.25
Third Quarter	$13.28	$ 8.50
Fourth Quarter	$12.20	$10.46
2000		
First Quarter	$14.31	$10.75
Second Quarter	$13.94	$ 9.88
Third Quarter	$13.00	$ 7.31
Fourth Quarter	$ 8.44	$ 6.13
1999		
Third Quarter (since July 31)	$18.31	$14.19
Fourth Quarter	$17.00	$11.69

On March 22, 2002, the closing price of the Company's stock was $2.85.

The Company's stock is thinly traded and the stock price has been extremely volatile in the last calendar quarter. For these reasons, there can be no assurance that an active market will be available in which to trade the Company's stock, which could affect a stockholder's ability to sell the Company's shares and could depress the market price of its shares.

SHAREHOLDERS OF RECORD

The number of shareholders of record of the Company's Common Stock as of March 22, 2002 was 6,304. That number excludes the beneficial owners of shares held "in street" names or held through participants in depositories.

DIVIDENDS

The MIIX Group, Incorporated's Board of Directors (the "Board") declared a cash dividend of $0.05 per share on its common stock each quarter of 2001, 2000 and 1999, since July 30, 1999. During 2002, the Board suspended dividend payments to its shareholders. Future payment and amount of cash dividends will depend upon, among other factors, the Company's operating results, overall financial condition, capital requirements, ability to receive dividends from our insurance company subsidiaries which are subject to regulatory approval and general business conditions.

The MIIX Group, Incorporated is a holding company largely dependent upon dividends from its subsidiaries to pay dividends to its shareholders. The insurance company subsidiaries are restricted by state regulation in the amount of dividends they can pay in relation to surplus and net income without the consent of the applicable state regulatory authority, principally the New Jersey Department of Banking and Insurance. New Jersey regulations permit the payment of any dividend or distribution only out of statutory earned (unassigned) surplus. The Department may limit or disallow the payment of any dividend or distribution if an insurer's statutory surplus following the payment of any dividend or other distribution is not reasonable in relation to its outstanding liabilities and adequate to meet its financial needs, or if the insurer is determined to be in a hazardous financial condition. The other Insurance Subsidiaries are subject to similar provisions and restrictions. No significant amounts are currently available for payment of dividends by insurance subsidiaries without prior approval of the applicable state insurance department or Bermuda Registrar of Companies. The MIIX Group expects that these current limitations imposed on MIIX Insurance Company currently affects its ability to declare and pay dividends sufficient to support The MIIX Group's initial dividend policy and suspended the payment of dividends to shareholders during 2002. See Note 9 of the Notes to Consolidated Financial Statements and "Business Regulation - Regulation of Dividends from Insurance Subsidiaries."

On June 27, 2001 the Company's Board of Directors adopted a Stockholder Rights Plan (the "Rights Plan") and declared a dividend of one right for every outstanding share of common stock, par value $0.01, per share, to be distributed on July 10, 2001 to stockholders of record as of the close of business on that date. The rights will expire on June 27, 2011 or upon the earlier redemption of the rights, and they are not exercisable until a distribution date on the occurrence of certain specified events as defined below.

Each right entitles the holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, $0.01 par value at a price of $35.00 per one-thousandth of a share, subject to adjustments. The Rights will, on the distribution date, become exercisable ten (10) days after a public announcement that a party has acquired at least 15% or commenced a tender or exchange offer that would result in any party or group owning 15% or more of the Company's outstanding shares of common stock and the acquiring party is determined by a majority of the Company's directors to be an "Adverse Person" as defined in the Rights Plan.

Each holder of a right, other than the "acquiring person," as defined in the Rights Plan, or "adverse person," will in such event have the right to receive shares of the company common stock having a market value of two times the exercise price of the right. In the event that the Company is acquired in a merger or other business combination, or if more than 50% of the Company's assets or earning power is sold or transferred, each holder of a right would have the right to receive common stock of the acquiring company with a market value of two times the purchase price of the right. Following the occurrence of any of these triggering events, any rights that are beneficially owned by an acquiring person will immediately become null and void. The Company may redeem the rights for $0.001 per right at any time until ten (10) days following the stock acquisition date.

ITEM 6. SELECTED FINANCIAL DATA

SUMMARY FINANCIAL AND OPERATING DATA

The following table sets forth selected consolidated financial and operating data for the Company.

	(In thousands, except per share amounts) For the Years Ended December 31,				
	2001	2000	1999	1998	1997
INCOME STATEMENT DATA:					
Total premiums written	$ 231,946	$ 226,126	$ 257,100	$ 231,858	177,908
Net premiums earned	$ 146,852	$ 184,062	$ 187,845	$ 162,501	$ 123,330
Net investment income	80,193	85,158	75,661	65,107	53,892
Realized investment gains/ (losses)	(2,184)	(4,156)	(6,770)	36,390	10,296
Other revenue	8,439	7,452	8,323	891	2,884
Total revenues	$ 233,300	272,516	265,059	264,889	190,402
Losses and loss adjustment expenses	250,768	279,224	174,986	155,868	120,496
Underwriting expenses	47,121	38,560	42,618	42,063	25,415
Funds held charges	42,476	7,502	14,338	13,420	13,361
Other expenses	3,404	5,828	3,333	0	0
Restructuring charge	0	0	2,409	0	0
Impairment of capitalized system development costs	0	0	0	12,656	0
Total expenses	343,769	331,114	237,684	224,007	159,272
Income/(loss) before income taxes	(110,469)	(58,598)	27,375	40,882	31,130
Income tax expense/(benefit)	41,892	(22,140)	6,617	11,154	2,006
Cumulative effect of an accounting change, net of tax (1)	(5,283)	0	0	0	0
Net income/(loss)	$ (157,644)	$ (36,458)	$ 20,758	$ 29,728	$ 29,124
BALANCE SHEET DATA (AT END OF PERIOD):					
Total investments	$1,228,058	$1,259,312	$1,182,943	$1,165,698	$1,026,971
Total assets	1,895,863	1,897,353	1,837,158	1,674,262	1,446,559
Total liabilities	1,764,377	1,607,912	1,518,454	1,351,419	1,136,585
Total shareholders' equity	131,486	289,441	318,704	322,843	309,974
ADDITIONAL DATA:					
GAAP ratios:					
Loss ratio	170.8%	151.7%	93.1%	95.9%	97.7%
Expense ratio	32.1%	21.0%	22.7%	25.9%	20.6%
Combined ratio	202.9%	172.7%	115.8%	121.8%	118.3%
Statutory surplus	$ 125,485	$ 231,498	$ 268,445	$ 253,166	$ 242,395
Basic and Diluted earnings/ (loss) per share (2)	$(11.66)	$(2.59)	$ 1.54	$ 2.47	$ 2.42
Dividend per share	$ 0.20	$ 0.20	$ 0.10	$ 0.00	$ 0.00
Book value per share	$ 9.75	$21.34	$20.94	$26.90	$25.78

(1) On April 1, 2001, the Company adopted the provisions of EITF No. 99-20, "Recognition of Interest Income and Impairment of Purchased and Retained Beneficial Interests in Securitized Financial Assets." This standard established new guidelines for recognition of income and other-than-temporary decline for interests in securitized assets. EITF 99-20 requires the Company to recognize an other-than-temporary decline if the fair value of the security is less than its book value and the net present value of expected future cash flows is less than the net present value of expected future cash flows at the most recent, prior, estimation date. The difference between the book value of the security and its fair value must be recognized as an other-than-temporary decline and the security's yield is adjusted to market yield. This new guidance also adopts the prospective method for adjusting the yield used to recognize interest income for changes in estimated future cash flows since the last quarterly evaluation date. On April 1, 2001, the Company recognized $5.3 million of other-than-temporary declines, net of tax ($0.39 per diluted share) as the cumulative effect of a change in accounting principle.

(2) Basic and diluted loss per share of common stock for the year ended December 31, 2001 is computed using the weighted average number of common shares outstanding during the year of 13,524,959.

Basic and diluted loss per share of common stock for the year ended December 31, 2000 is computed using the weighted average number of common shares outstanding during the year of 14,100,043. Basic earnings per share of common stock for the year ended December 31, 1999 is computed using the weighted average number of common shares outstanding during the year of 13,497,110. Diluted earnings per share of common stock for the year ended December 31, 1999 is computed using the weighted average number of common shares outstanding during the year of 13,534,052. Basic and diluted earnings per share for the years ended December 31, 1998 and prior gives effect to the issuance of approximately 12,025,000 shares of Common Stock to Distributees in the Company's reorganization consummated on August 4, 1999.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and the related notes thereto appearing elsewhere in this Annual Report. The consolidated financial statements for 2001 include the accounts and operations of The MIIX Group and its wholly-owned subsidiaries, including, since August 4, 1999, New Jersey State Medical Underwriters, Inc. and its wholly-owned subsidiaries ("the Underwriter"). The consolidated financial statements prior to August 4, 1999include the accounts and operations of the former parent company Medical Inter-Insurance Exchange (the "Exchange") and its wholly-owned subsidiaries.

CAUTIONARY STATEMENT

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Form 10-K, the Company's Annual Report to Shareholders, any Form 10-Q or any Form 8-K of the Company or any other written or oral statements made by or on behalf of the Company may include forward-looking statements which reflect the Company's current views with respect to future events and financial performance. These forward-looking statements are subject to uncertainties and other factors that could cause actual results to differ materially from such statements. These uncertainties and other factors (which are described in more detail elsewhere in this Form 10-K) include, but are not limited to: the Company having sufficient liquidity and working capital; the Company's ability to achieve consistent profitable growth; the Company's ability to diversify its product lines; the continued adequacy of the Company's loss and loss adjustment expense reserves; the Company's avoidance of any material loss on collection of reinsurance recoverables; increased competitive pressure; the loss of significant customers; general economic conditions, including changing interest rates; rates of inflation and the performance of the financial markets; judicial decisions and rulings; changes in domestic and foreign laws, regulations and taxes; geographic concentration of the Company's business; effects of acquisitions and divestitures; further control by insurance department regulators, including the possibility of rehabilitation or liquidation; and various other factors. The words "believe," "expect," "anticipate," "project," and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CRITICAL ACCOUNTING POLICIES

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reporting amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an on-going basis, management evaluates its estimates, including those related to income taxes, loss and loss adjustment expenses ("LAE") reserves, contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements:

Reinsurance. Reinsurance recoverables include the balances due from reinsurance companies for paid and unpaid losses and LAE that will be recovered from reinsurers, based on contracts in force. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Reinsurance contracts do not relieve the Company from its primary obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk with respect to the individual reinsurers, which participate in its ceded programs to minimize its exposure to significant losses from reinsurer insolvencies. The Company holds collateral in the form of letters of credit or trust accounts for amounts recoverable from reinsurers that are not designated as authorized reinsurers by the domiciliary Departments of Insurance.

Income Taxes. The Company accounts for income taxes in accordance with Financial Accounting Standards ("FAS") No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance against deferred tax assets is recorded if it is more likely than not, that all or some portion of the benefits related to the deferred tax assets will not be realized. Valuation allowances are based on estimates of taxable income and the period over which deferred tax assets will be recoverable. In the event that actual results differ from these estimates or these estimates are adjusted in future periods, the Company may need to establish a valuation allowance, which would impact our financial position and results of operations. A valuation allowance has been established for approximately the full value of the deferred tax assets at December 31, 2001.

Goodwill and Intangible Assets. Goodwill represents the aggregate cost of companies acquired over the fair value of net assets at the date of acquisition and is being amortized into income using the straight-line method over periods ranging from ten to fifteen years. Management regularly reviews the carrying value of goodwill by determining whether the unamortized value of the goodwill can be recovered through undiscounted future operating cash flows of the acquired operation.

In the event goodwill is impaired, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the respective asset. Fair value is determined primarily using anticipated cash flows at a rate commensurate with the risk involved. Losses on assets to be disposed of are determined in a similar manner, except that fair values are reduced for the cost of disposal.

Premiums. Premiums are recorded as earned over the period the policies to which they apply are in force. Premium deposits represent amounts received prior to the effective date of the new or renewal policy period. The reserve for unearned premiums is determined on a monthly pro-rata basis. Gross premiums include both direct and assumed premiums earned.

Loss and Loss Adjustment Expenses. The Company estimates its liability for loss and LAE using actuarial projections of ultimate losses and LAE and other quantitative and qualitative analyses of conditions expected to affect the future development of claims and related expenses. The estimated liability for losses is based upon paid and case reserve estimates for losses reported, adjusted through judgmental formulaic calculations to develop ultimate loss expectations; related estimates of incurred but not reported losses and expected cash reserve developments based on past experience and projected future trends; deduction of amounts for reinsurance placed with reinsurers; and estimates received related to assumed reinsurance. Amounts attributable to ceded reinsurance derived in estimating the liability for loss and LAE are reclassified as assets in the consolidated balance sheets as required by FAS No. 113. The liability for LAE is provided by estimating future expenses to be incurred in settlement of claims provided for in the liability for losses and is estimated using similar techniques.

The liabilities for losses and LAE and the related estimation methods are continually reviewed and revised to reflect current conditions and trends. The resulting adjustments are reflected in the operating results of the current year. While management believes the liabilities for losses and LAE are adequate to cover the ultimate liability, the actual ultimate loss costs may vary from the amounts presently provided and such differences may be material.

The Company also has direct and assumed liabilities under covered extended reporting endorsements associated with claims-made MPL policy forms, which generally provide, at no additional charge, continuing MPL coverage for claims-made insureds in the event of death, disability or retirement. These liabilities are carried within unearned premium reserves and are estimated through formula calculations that have been verified by the Company's independent actuarial firm using techniques, which possess elements of both loss reserves and pension liabilities, and thus include additional assumptions for mortality, morbidity, retirement, interest and inflation.

OVERVIEW

REORGANIZATION AND INITIAL PUBLIC OFFERING

On August 4, 1999, the reorganization of the Exchange was consummated. The reorganization was conducted according to a Plan of Reorganization adopted by the Board of Governors of the Exchange on October 15, 1997 and approved by members of the Exchange at a special meeting held on March 17, 1999 and by the Commissioner of the New Jersey Department of Banking and Insurance ("the Commissioner"). The Plan has been challenged in two court actions. On February 14, 2000, the Appellate Division of the Superior Court of New Jersey affirmed the Commissioner's order approving the Plan of Reorganization, rejecting all of appellants' contentions, in response to an appeal filed by three individual insureds challenging the Commissioner's order. On September 19, 2000, the appellants' petition for review of the Appellate Division decision by the New Jersey Supreme Court was denied. The matter has now been finally concluded in the Company's favor. A second court action challenging certain aspects of the Plan of Reorganization and seeking damages and injunctive relief that was filed by five individual insureds in January 1999 was dismissed by the trial court in August 1999 and an appeal was filed. On July 11, 2001, the Appellate Division issued an opinion affirming the dismissal of plaintiffs' Complaint in all respects. On August 30, 2001, plaintiffs filed a Petition for Certification to the Supreme Court seeking review of the Appellate Division's decision. On January 2, 2002, the Supreme Court denied plaintiffs' petition for certification. Plaintiffs subsequently filed a motion for reconsideration, which was denied on March 20, 2002.

The MIIX Group sold 3,450,000 shares of its common stock in the offering that closed on August 4, 1999. The net proceeds of the Offering of approximately $37.3 million consisted of gross proceeds of $46.5 million less reorganization and offering costs of $9.2 million and have been used for general corporate purposes, including payment of dividends and the repurchase of shares under a stock buyback program. During August 1999, the Company approved a stock repurchase program authorizing the purchase of up to one million shares of common stock in the open market. During November 1999, the program was amended, authorizing the purchase of up to an additional two million shares. Through December 31, 2000, 3,000,000 shares had been repurchased at a total cost of $39.3 million and 25,933 shares have been issued from treasury at a value of $0.4 million. During 2001, The MIIX Group purchased 84,178 shares at a value of approximately $0.7 million related to a former officer of the Company.

GENERAL

The medical malpractice industry is cyclical in nature. Many factors influence the financial results of the medical malpractice industry, several of which are beyond the control of the Company. These factors include, among other things, changes in severity and frequency of claims; changes in applicable law; regulatory reform; and changes in inflation, interest rates and general economic conditions.

The availability of medical malpractice insurance, or the industry's underwriting capacity, is determined principally by the industry's level of capitalization, historical underwriting results, returns on investments and perceived premium rate adequacy.

Management periodically reviews the Company's guidelines for premiums, surcharges, discounts, cancellations and nonrenewals and other related matters. As part of this review, rates and rating classifications for its physicians, medical groups and other insureds are evaluated based on current and historical losses, LAE (defined below) and other actuarially significant data. The process may result in changes in rates for certain exposure classes.

LOSS AND LAE RESERVES

The determination of loss and loss adjustment expense ("LAE") reserves involves the projection of ultimate losses through an actuarial analysis of the claims history of the Company and other professional liability insurers, subject to adjustments deemed appropriate by the Company due to changing circumstances. Management relies primarily on such historical experience in determining reserve levels on the assumption that historical loss experience provides a good indication of future loss experience despite the uncertainties in loss trends and the delays in reporting and settling claims. As additional information becomes available, the estimates reflected in earlier loss reserves have been and may continue to be revised. The Company increased prior year gross reserves by $117.9 million and $47.2 million in 2001 and 2000, respectively. If prior trends continue, the Company may have to increase gross reserves again in 2002, which could materially adversely impact the Company's financial position.

The Company offered traditional occurrence coverage from 1977 through 1986 and has offered a form of occurrence-like coverage, "modified claims made," from 1987 to the present. Occurrence and modified claims made coverages have constituted the majority of the Company's business throughout its history. In recent years, however, the Company had increased its claims made business. Development of losses and LAE is longer and slower for occurrence business than claims made business. In March 2002, the Company began working with the Virginia Bureau of Insurance to place the insurance operations of its subsidiary, LP&C, into run-off, subject to regulatory and contractual requirements. For the immediate future, the Company expects that new Jersey physician business may constitute all or a significant majority of its ongoing writings. New Jersey physician business has primarily been written under the occurrence-like PPP policy.

Reserves for incurred but not reported claims ("IBNR reserves") have consistently represented the majority of total loss and LAE reserves held by the Company. At December 31, 2001 and 2000, gross IBNR reserves composed 60.1% and 60.3%, respectively, of total gross loss and LAE reserves. The decrease in the proportion of IBNR in 2001 is primarily the result of additional claims made basis reserves, which develop more quickly from IBNR reserves into reported case reserves than the Company's occurrence basis loss and LAE reserves. Gross loss and LAE reserves on claims made medical malpractice policies amounted to $357.5 million, or 29.9% of total gross loss and LAE reserves at December 31, 2001, compared to gross loss and LAE reserves on claims made policies of $282.1 million, or 24.7% of total gross loss and LAE reserves at December 31, 2000.

The Company's initial review of loss and LAE payment and case reserving activity for the three months ended March 31, 2002 indicates that the activity, in the aggregate, was higher than expected based on prior actuarial estimates at December 31, 2001. In particular, activity on New Jersey physicians, Pennsylvania institutions and LP&C claims made business was higher than expected, which was partially offset by less than expected activity for the other major business components. The first quarter activity requires evaluation, which is currently in process, to determine the impact, if any, on net loss and LAE reserves at March 31, 2002. It is not unusual for loss and LAE payment and case reserving activity to vary significantly from quarter to quarter.

REINSURANCE

The Company reinsures its risks primarily under two reinsurance contracts, a specific excess of loss contract ("Specific Contract") and an aggregate excess of loss contract ("Aggregate Contract"). During 2001, the Company's retention for casualty business under the Specific Contract was $10 million per loss. For medical professional liability and commercial general liability business, coverage was provided up to $25 million per loss above the retention. For other casualty business, coverage was provided up to $15 million per loss above the retention. The Company retains a 10% co-participation in covered losses. The Company has maintained specific excess of loss reinsurance coverage generally similar to that described for several years.

The Aggregate Contract in 2001 provided coverages on an aggregate excess of loss and quota share basis. The primary coverage afforded under the Aggregate Contract attaches above a Company retention measured as a 75% loss and allocated loss adjustment expense ratio ("loss and ALAE ratio"). Reinsurers provide coverage for an additional 75% loss and ALAE ratio, with an aggregate annual limit of $200 million. The Company has maintained aggregate excess of loss coverage generally similar to that described above since 1993.

The Company's aggregate reinsurance contracts are maintained on a funds withheld basis, whereby the Company holds the ceded premiums in a funds withheld account for the purpose of paying losses and related loss adjustment expenses. Interest charges are credited on funds withheld at predetermined contractual rates. Each of the aggregate excess reinsurance contracts also contains a provision requiring that the funds withheld be placed in trust should the A.M. Best rating assigned to MIIX Insurance Company or its predecessor, Medical Inter-Insurance Exchange of New Jersey, fall below B+. On February 21, 2002, A.M. Best lowered the rating of MIIX Insurance Company to B-. On March 22, 2002, A.M. Best again lowered the rating of MIIX Insurance Company, to C+. The Company is working with its reinsurers to establish the required trust accounts and move invested assets into trust in accordance with contract provisions. Each of the aggregate excess reinsurance contracts also contains a provision allowing reinsurers to offer additional reinsurance coverage that MIIX Insurance Company or its predecessor, Medical Inter-Insurance Exchange of New Jersey is obligated to accept. For contract years beginning November 1, 1999 and forward, the contracts require that the funds withheld balance on a particular contract year be below $500,000 before reinsurers may offer the additional coverage. For contract years prior to November 1, 1999, the contracts provide no funds withheld threshold amount, although the reinsurance intermediary has confirmed in writing that the intention of the parties was that the additional coverage would be offered only if and when the funds withheld balance was in a loss position. No funds withheld balances are below $500,000 or in a loss position.

UNDERWRITING EXPENSES

The Company's underwriting expenses increased during 2001 primarily due to the following: underwriting, servicing and marketing initiatives; information systems costs; consulting fees; guarantee fund charges; severance payments and recruitment fees; and brokers commissions. Commissions for policies sold through brokers and agents typically range from 2.0% to 12.5% of premiums, whereas the Company does not incur commissions on products it sells directly. To the extent that brokered business represents an increased percentage of the Company's business in the future, expense ratios may increase.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2001, COMPARED TO YEAR ENDED DECEMBER 31, 2000

NET PREMIUMS EARNED. Net premiums earned were $146.9 million in 2001 compared to $184.1 million in 2000, a decrease of approximately $37.2 million or 20.2%. This net decrease is composed of decreased direct and assumed premium offset by an increase in ceded premiums earned. Direct premiums earned decreased $2.7 million or 1.2% to $213.9 million in 2001 from $216.6 million in 2000 and resulted from a higher level of direct premiums earned during the first quarter of 2000 associated with higher direct premiums written in the fourth quarter of 1999 and the first quarter of 2000. Assumed premiums earned decreased by $13.5 million or 96.9% to $400,000 from $13.9 million in 2000 primarily due to nonrenewal of a large poorly performing excess of loss reinsurance contract effective January 1, 2001. Ceded premiums earned increased by $21.1 million or 45.3% to $67.5 million in 2001 from $46.5 million in 2000 primarily due to additional ceded premiums of $36.3 million associated with a gross reserve adjustment in the fourth quarter of 2001 as compared to $19.9 million associated with the reserve adjustment during the second quarter of 2000.

Total premiums written in 2001 were $231.9 million, an increase of $5.8 million, or 2.6% from total premiums written of $226.1 million in 2000. This net increase consisted of a net increase in direct premiums written of $19.4 million and a decrease in assumed premiums written of $13.6 million associated with the non-renewal, effective January 1, 2001, of a large excess of loss reinsurance contract. The net increase in direct premiums written was composed of net increases in Pennsylvania, New Jersey, Ohio and other states of $12.4 million, $6.4 million, $2.2 million and $3.1 million, respectively, and net decreases in Maryland and other states of $3.5 million and $1.3 million, respectively. The increases and decreases by state resulted from the combined effects of significant selected rate increases offset by disciplined underwriting actions. In New Jersey, written premiums in 2001 also included $10.5 million of premiums associated with early renewals of certain policies in a program initiated in 2001 to move the business off of a common January 1 renewal date.

NET INVESTMENT INCOME. Net investment income decreased $5.0 million, or 5.8%, to $80.2 million in 2001 from $85.2 million in 2000. The decrease was primarily attributable to the combined effects of lower market yields and a decrease in average invested assets resulting mainly from the impact on cash flow of the Company's premium financing program initiated during the last quarter of 2000. Average invested assets at amortized cost decreased to approximately $1.26 billion in 2001 from $1.27 billion in 2000. The average pre-tax yield on the investment portfolio decreased to 6.38% in 2001 from 6.69% in 2000 primarily as the result of lower market yields and ongoing changes in asset allocation due to a changing market yield environment.

REALIZED INVESTMENT GAINS AND LOSSES. Net realized investment losses decreased $2.0 million, or 47.4%, due to net realized investment losses of $2.2 million in 2001 compared to net realized investment losses of $4.2 million in 2000. In 2001, $19.7 million of net realized gains were taken primarily from continued repositioning of the portfolio, offset by $21.8 million of losses related to other-than-temporary declines in investment values, including $8.1 million ($5.3 million net of tax) resulting from activity following adoption of EITF 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets" effective April 1, 2001. EITF 99-20 established new guidelines for recognition of income and other-than-temporary declines for interests in securitized assets. In 2000, the net losses resulted from the recognition of $1.1 million of other-than-temporary declines in investment values primarily associated with certain high yield securities and net losses of $3.1 million from sales of fixed maturity investments to reposition the investment portfolio in a changing market yield environment.

OTHER REVENUE. Other revenue increased $0.9 million, or 13.2%, to $8.4 million in 2001 compared to $7.5 million in 2000. In 2001, other revenue was primarily composed of $3.1 million in finance charge income resulting from the Company's premium financing program initiated in November 2000 and $5.3 million associated with the Company's non-insurance operations. In 2000, other revenue primarily consisted of $7.1 million associated with the Company's non-insurance operations of which $2.3 million related to the Company's reinsurance intermediary subsidiary, which was sold on July 1, 2000, and premium financing charge income of $0.4 million.

LOSS AND LOSS ADJUSTMENT EXPENSES (LAE). Losses and LAE decreased $28.4 million, or 10.2%, to $250.8 million in 2001 from $279.2 million in 2000. Losses and LAE were net of ceded losses and LAE of $97.5 million in 2001 and $44.2 million in 2000. The ratio of net losses and LAE to net premiums earned increased to 170.8% in 2001 from 151.7% in 2000.

As a result of reserve studies conducted by the Company, the Company's outside actuary and a second actuarial firm specializing in medical malpractice reserving, the Company recorded a $64.5 million net adjustment to loss and loss adjustment expenses as of December 31, 2001. During 2001, the Company increased direct and assumed prior year loss and loss adjustment expense reserves of $113.1 million and $4.8 million, respectively. During 2001, ceded reserves associated with the Company's aggregate reinsurance contracts increased by $61.7 million. The increase in prior year loss and loss adjustment expense reserves resulted from three primary factors: increased loss severity, particularly in the Pennsylvania institutions and New Jersey physicians book; adverse development in the form of additional frequency and severity relating to physicians business in certain states, primarily in Pennsylvania, Texas and Ohio; and adverse development associated with reserves held on an assumed excess of loss reinsurance contract which was non-renewed January 1, 2001. The increase in current year loss and loss adjustment expense reserves resulted primarily from increased severity levels and reduced profitability indications from prior accident years.

During 2000, loss and loss adjustment expense were significantly impacted by the reserve strengthening actions taken by the Company at June 30, 2000 that resulted from a loss and LAE study conducted by the Company. Following the reserve study, gross loss and loss adjustment expense reserves were increased by $92.4 million, including $48.4 million for 1999 and prior accident years and $14.0 million for accident year 2000. Ceded loss and LAE reserves were increased by $22.3 million. Net loss and LAE reserves were increased by $70.1 million. The increase in loss and loss adjustment expense reserves in 2000 resulted from three primary factors: increased loss severity combined with a lengthened loss development period on the New Jersey physician book; greater than expected loss frequency and severity on the Pennsylvania physician and institutional book; and greater than anticipated loss frequency and, particularly, severity in the Company's book of physician and institutional business outside of New Jersey and Pennsylvania.

UNDERWRITING EXPENSES. Underwriting expenses increased $8.5 million, or 22.2%, to $47.1 million in 2001 from $38.6 million in 2000. This increase was primarily composed of $3.4 million in severance and recruitment fees, $1.5 million largely related to underwriting, servicing, and marketing initiatives, $1.0 million associated with information systems costs, $1.4 million for consulting fees and $1.2 million of other costs which included broker commission expense and guarantee fund charges. The ratio of underwriting expenses to net premiums earned increased to 32.1% in 2001 from 21.0% in 2000. The increase resulted primarily from increased expenses and lower net earned premiums due to additional ceded premiums associated with additional losses ceded under the Company's aggregate reinsurance contracts. The ratio of underwriting expenses to net premiums earned excluding the impact of the severance charges was 29.8%.

FUNDS HELD CHARGES. Funds held charges increased $35.0 million, or 466.2%, to $42.5 million in 2001 from $7.5 million in 2000. Funds held charges relate to the Company's ceded aggregate reinsurance contracts, for which balances due to reinsurers are withheld as collateral for losses and loss adjustment expenses ceded under the contracts. Funds held charges increased $19.8 million resulting from adjustments to loss reserves, ceded losses and ceded premiums during 2001. Funds held charges during 2000 decreased by $13.2 million as a result of adjustments to loss reserves, ceded losses and ceded premiums during 2000. Funds held charges are calculated based upon the beginning of quarter funds held balances and are adjusted based upon changes to ceded premiums associated with changes in ceded losses.

OTHER EXPENSES. Other expenses decreased $2.4 million, or 41.6%, to $3.4 million in 2001 from $5.8 million in 2000 and primarily consisted of expenses associated with the leasing and other businesses owned by the Company. The decrease is primarily related to the sale of substantially all of the assets of the Company's reinsurance intermediary subsidiary on July 1, 2000.

CUMULATIVE EFFECT OF AN ACCOUNTING CHANGE FOR CERTAIN DEBT SECURITIES, NET OF TAX. On April 1, 2001, the Company adopted EITF 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets," which established new guidelines for recognition of income and other-than-temporary declines for interests in securitized assets. The cumulative effect of adopting EITF 99-20 was $5.3 million, net of $2.8 million tax, on April 1, 2001.

INCOME TAXES. An income tax expense of $41.9 million was recorded in 2001, as compared to an income tax benefit of $22.1 million in 2000. The increase of $64.0 million in income tax expense in 2001 is primarily the result of a $95.1 million valuation allowance recorded against the net deferred tax asset in accordance with Statement of Financial Accounting Standards 109, "Accounting for Income Taxes," offset by an increase in pre-tax loss of $52.0 million resulting in an increased tax benefit of $18.2 million at a 35% tax rate, a tax contingency reserve release of $10.2 million, and a net increase in taxes of $2.9 million in other items including $1.0 million due to lower tax exempt interest. The release of the tax contingency reserve resulted from the establishment of the valuation allowance, at approximately full value.

YEAR ENDED DECEMBER 31, 2000, COMPARED TO YEAR ENDED DECEMBER 31, 1999

NET PREMIUMS EARNED. Net premiums earned were $184.1 million in 2000 compared to $187.8 million in 1999, a decrease of approximately $3.7 million or 2.0%. This net decrease is composed of decreased direct and ceded premiums earned offset somewhat by an increase in assumed premiums earned. Direct premiums earned decreased $6.3

million, or 2.8%, to $216.6 million in 2000 from $222.9 million in 1999 and resulted from reduced direct premiums written in 2000 compared to 1999. Ceded premiums earned declined by $1.5 million, or 3.1%, to $46.5 million in 2000 from $48.0 million in 1999 primarily due to reduced ceded losses under aggregate reinsurance contracts during 2000 as compared to 1999. Assumed premiums earned increased $1.0 million, or 7.9%, to $13.9 million in 2000 from $12.9 million in 1999 and primarily represented activity associated with one large assumed excess of loss reinsurance contract on an institutional account first written in 1999.

NET INVESTMENT INCOME. Net investment income increased $9.5 million, or 12.6%, to $85.2 million in 2000 from $75.7 million in 1999. Average invested assets increased to approximately $1.27 billion in 2000 from $1.24 billion in 1999. The average pre-tax yield on the investment portfolio increased to 6.69% in 2000 from 6.22% in 1999 primarily as the result of ongoing changes in asset allocation due to a changing market yield environment.

REALIZED INVESTMENT GAINS AND LOSSES. Net realized investment losses decreased approximately $2.6 million, or 38.6%, to $4.2 million in 2000 compared to net realized investment losses of $6.8 million in 1999. In 2000, the net losses resulted from the recognition of $1.1 million of other than temporary declines in investments primarily associated with certain high yield securities and net losses of $3.1 million from sales of fixed maturity investments to reposition the investment portfolio in a changing market yield environment. In 1999, the net losses were primarily due to sales of fixed maturity investments to reposition the investment portfolio in an increasing market yield environment.

OTHER REVENUE. Other revenue decreased $0.8 million, or 10.5%, to $7.5 million in 2000 compared to $8.3 million in 1999. In 2000 other revenue was primarily composed of $8.0 million associated with the Company's leasing, brokerage and other businesses, offset by a $0.5 million loss on the sale of substantially all of the assets of the Company's reinsurance intermediary, Pegasus Advisors, Inc., effective July 1, 2000. The sale transaction resulted in a write-off of $1.7 million of goodwill and deferral of $1.2 million of gain in consideration of price adjustments features contained in the sale agreement. In 1999 other revenue consisted primarily of $3.4 million of revenues associated with the Company's leasing, brokerage and other businesses, acquired by the Company in the acquisition of the Underwriter on August 4, 1999, a gain of $3.5 million resulting from common stock received during 1999 in the demutualization of Manulife Financial Corp. and a $1.0 million death benefit received during 1999 from a corporate owned life insurance policy.

LOSS AND LOSS ADJUSTMENT EXPENSES (LAE). Losses and LAE increased $104.2 million, or 59.6%, to $279.2 million in 2000 from $175.0 million in 1999. Losses and LAE were net of ceded losses and LAE of $44.2 million in 2000 and $96.1 million in 1999. The ratio of net losses and LAE to net premiums earned increased to 151.7% in 2000 from 93.1% in 1999. This significant increase in loss and loss adjustment expense is principally attributable to loss reserve strengthening that resulted from a loss and LAE study conducted by the Company at June 30, 2000. The reserve study was undertaken as a result of management's concern with changes in emerging loss and LAE data in a very difficult market environment. The increase in loss and loss adjustment expense reserves resulted from three primary factors: increased loss severity combined with a lengthened loss development period on the New Jersey physician book; greater than expected loss frequency and severity on the Pennsylvania physician and institutional book; and greater than anticipated loss frequency and, particularly, severity in the Company's book of physician and institutional business outside of New Jersey and Pennsylvania. During 2000, gross loss and LAE reserves held on prior accident years were increased by $47.2 million, ceded loss and LAE reserves held on prior accident years were reduced by $4.1 million, and ceded premiums earned associated with the adjustments to ceded loss and LAE reserves were increased by $18.8 million. During 1999, gross loss and LAE reserves held on prior accident years were increased by $16.5 million, ceded loss and LAE reserves held on prior accident years were increased by $30.5 million, and ceded premiums earned associated with the adjustments to ceded loss and LAE reserves were increased by $10.6 million.

UNDERWRITING EXPENSES. Underwriting expenses decreased $4.0 million, or 9.5%, to $38.6 million in 2000 from $42.6 million in 1999. The ratio of underwriting expenses to net premiums earned also improved to 21.0% in 2000 from 22.7% in 1999. This decrease was primarily the combined result of the Company's continuing focus on expense controls as well as a $0.8 million premium tax offset granted by Pennsylvania in the fourth quarter of 2000 following significant guarantee fund assessments by Pennsylvania over the last few years.

FUNDS HELD CHARGES. Funds held charges decreased $6.8 million, or 47.7%, to $7.5 million in 2000 from $14.3 million in 1999. Funds held charges relate to the Company's ceded aggregate reinsurance contracts, for which balances due to reinsurers are withheld as collateral for losses and loss adjustment expenses ceded under the contracts. The net decrease in funds held charges resulted from an increase of $6.4 million resulting from growth in the funds held under reinsurance treaties during 2000 compared to 1999 offset by a decrease of $13.2 million in funds held charges associated with adjustments to loss reserves, ceded losses and ceded premiums during 2000.

OTHER EXPENSES. Other expenses increased $2.5 million, or 74.9%, to $5.8 million in 2000 from $3.3 million in 1999. In 2000, other expenses consisted of the costs associated with the leasing, brokerage and other businesses acquired by the Company in the acquisition of the Underwriter on August 4, 1999. The increase in other expenses in 2000 was primarily due to twelve months of activity for the acquired businesses in 2000 as compared to slightly less than five months of activity in 1999.

RESTRUCTURING CHARGE. The Company undertook a restructuring during the second quarter of 1999 and on June 23, 1999 announced the reduction of regional and home office staff and the closing of the regional offices in Boston and Atlanta to centralize their functions at the Company's home office. The Company recognized a pre-tax charge of $2.4 million related to this restructuring. All actions contemplated by the charge were taken in June 1999 and no adjustments to the restructuring charge reserve were recorded during the balance of 1999. No similar event occurred during 2000.

INCOME TAXES. An income tax benefit of $22.1 million was recorded in 2000, resulting in an effective tax benefit rate of 37.8% as compared to income tax expense of $6.6 million and an effective tax rate of 24.2% in 1999. The decrease of $28.7 million in income tax expense in 2000 is primarily the result of a decrease in pre-tax income of $86.0 million resulting in reduced tax of $30.1 million at a 35% tax rate and a net increase in taxes of $1.4 million related to other items including a write-off of $1.7 million of non-deductible goodwill expense in conjunction with the sale of substantially all of the assets of the Company's reinsurance subsidiary as of July 1, 2000.

LIQUIDITY AND CAPITAL RESOURCES

The MIIX Group is a holding company whose assets primarily consist of all of the capital stock of its subsidiaries. Its principal sources of funds are dividends and other permissible payments from its subsidiaries and the issuance of debt and equity securities. The insurance company subsidiaries are restricted by state regulation in the amount of dividends they can pay in relation to surplus and net income without the consent of the applicable state regulatory authority, principally the New Jersey Department of Banking and Insurance. New Jersey regulations permit the payment of any dividend or distribution only out of statutory earned (unassigned) surplus. The Department may limit or disallow the payment of any dividend or distribution if an insurer's statutory surplus following the payment of any dividend or other distribution is not deemed adequate in relation to its outstanding liabilities and adequate to meet its financial needs, or the insurer is determined to be in a hazardous financial condition. The other Insurance Subsidiaries are subject to similar provisions and restrictions. No significant amounts are currently available for payment of dividends by Insurance Subsidiaries without prior approval of the applicable state insurance department or Bermuda Registrar of Companies. As a result of these limitations, The MIIX Group does not expect that MIIX Insurance Company will have the ability to declare and pay dividends to The MIIX Group to meet its operating needs.

On May 24, 2000, the Company obtained a $20.0 million revolving credit facility with Amboy National Bank to meet certain non-operating cash needs as they may arise. The credit facility terminates May 17, 2002 and bears a fixed interest rate of 8.0% per annum. The Company has pledged 100% of The MIIX Insurance Company stock as collateral under the credit facility. As of December 31, 2001, the Company had borrowed approximately $9.1 million against the credit facility, which is included in notes payable and other borrowings on the consolidated balance sheet. During the year ended December 31, 2001, the Company incurred interest expense on the loan of approximately $716,000. At December 31, 2001, the Company had fixed maturity investments in Amboy National Bank of approximately $9.1 million earning a fixed interest rate of 6% per annum. The Company's former CEO is a brother of the Senior

Vice President and CFO of Amboy National Bank. The Company believes that the terms of the credit facility described above are as fair to the Company as could have been obtained from an unaffiliated third party. The Company has initiated discussions with Amboy National Bank to restructure the terms of the revolving credit facility. The restructuring discussions are ongoing and may rely in part on proceeds from the sale of the Company's leasing subsidiary, Hamilton National Leasing Corporation ("Hamilton"). On March 8, 2002, the Company executed a letter of intent with an unrelated third party to sell Hamilton. The sale transaction is expected to close during the second quarter of 2002. It is unlikely that the Company will be able to repay the credit facility balance prior to the May 17, 2002 termination date and will be in default on the credit facility unless it is restructured prior to that date.

The primary sources of the Company's liquidity are insurance premiums collected, net investment income, proceeds from the maturity or sale of invested assets, recoveries from reinsurance and revenues from non-insurance operations. Funds are used to pay losses and LAE, operating expenses, reinsurance premiums and taxes. The Company's net cash flow from operating activities was $(23.6) million in 2001 compared to $59.4 million in 2000 and $107.4 million in 1999. The decrease in cash flow during this period was significantly impacted by two items, one impacting cash flows during 2000 and the other impacting cash flows during 2001. During 2000, operating cash flows were significantly increased due to one-time proceeds of $33.0 million collected on termination of the Company's corporate-owned life insurance (COLI) program. Without these one-time proceeds, operating cash flows in 2000 were $26.4 million. During 2001, operating cash flows were significantly impacted by premium financing activity conducted by the Company under a program begun in November 2000. Prior to November 2000, premium financing was conducted by a third party vendor and the company received full proceeds from financed policies shortly after the policies were written from the third party vendor. Excluding the impact of the net premium financing activity of $32.2 million, operating cash flows in 2001 were $8.6 million, a $17.8 million decrease from 2000. This decrease resulted primarily from increases in paid losses and LAE, and underwriting expenses and reduced investment income. Because of the inherent unpredictability related to the timing of the payment of claims, it is not unusual for cash flow from operations for a medical malpractice insurance company to vary, perhaps substantially, from year to year.

The Company's cash flow could be further impacted by actions taken by the insurance department regulators of New Jersey and Virginia, as well as the Company's A.M. Best rating, which is currently C+, could hinder the Company's ability to write new business and renew existing business. See "Risks and Uncertainties." Similarly, if the Company cannot execute its revised business plan successfully, its cash flow could be materially adversely affected. See "Business Strategy" and "Regulation - Risk-Based Capital."

The Company invests its positive cash flow from operating activities primarily in fixed maturity securities. The Company's current investment strategy seeks to maximize after-tax income through a high quality, diversified, duration-sensitive, taxable bond and tax-preferred municipal bond portfolio, while maintaining an adequate level of liquidity. The Company currently plans to continue this strategy.

At December 31, 2001 and 2000, the Company held collateral of $374.2 million and $306.7 million, respectively, in the form of funds held, and $166.5 million and $173.2 million, respectively, in the form of letters of credit, for recoverable amounts on ceded unpaid losses and LAE under certain reinsurance contracts. Under the contracts, reinsurers may require that a trust fund be established to hold the collateral should one or more triggering events occur, such as a downgrade in the Company's A.M. Best rating below B+, a reduction in statutory capital and surplus to less than $60 million, or a change in control. During February, 2002, A.M. Best downgraded the financial strength rating of the Company to B- (Fair) from A- (Excellent). On March 22, 2002, A.M. Best again lowered the rating of the Company to C+ (Marginal). Following the rating action, reinsurers requested that assets supporting the fund withheld account be placed in trust. The Company is working with reinsurers to establish the required trust accounts and move invested assets into trust in accordance with contract provisions. The Company does not anticipate a material impact on the Company's financial condition or results of operations from placing the funds withheld in trust. In accordance with the provisions of the reinsurance contracts, the funds held are credited with interest at contractual rates ranging from 7.5% to 8.6%, which is recorded as an expense in the year incurred.

Cash dividends paid to shareholders were $0.20 per share in 2001. Payment of dividends is subject to approval by the Board of Directors, earnings and the financial condition of the Company. During 2002, The MIIX Group Board of Directors suspended the payments of dividends to shareholders. Future payments and amounts of cash dividends will depend upon, among other factors, the Company's operating results, overall financial condition, capital requirements, ability to receive dividends from our insurance company subsidiaries which are subject to regulatory approval and general business conditions. See "Risks and Uncertainties."

During August 1999, the Company approved a stock repurchase program authorizing the purchase of up to 1,000,000 shares of its common stock in the open market. During November 1999, the program was amended, authorizing the purchase of up to an additional 2,000,000 shares. Through December 31, 2000, 3,000,000 shares had been repurchased at a total cost of $39.3 million and 25,933 shares have been issued from treasury at a value of $0.4 million. During 2001, The MIIX Group repurchased 84,178 shares at a value of approximately $0.7 million related to a former officer of the Company.

MARKET RISK OF FINANCIAL INSTRUMENTS

Market risk represents the potential for loss due to adverse changes in the fair value of financial instruments. The market risk associated with the financial instruments of the Company relates to the investment portfolio, which exposes the Company to risks related to unforeseen changes in interest rates, credit quality, prepayments and valuations. Analytical tools and monitoring systems are in place to continually assess and react to each of these elements of market risk.

Interest rate risk is considered by management to be the most significant market risk element currently facing the Company. Interest rate risk is the price sensitivity of a fixed maturity security to changes in interest rates. The Company views these potential changes in price within the overall context of assets and liability management. To reduce the Company's interest rate risk, duration targets are set for the fixed income portfolio after consideration of the duration of associated liabilities, primarily losses and LAE reserves and other factors.

The tables below provide, as of December 31, 2001 and 2000, information about the Company's fixed maturity investments, which are sensitive to changes in interest rates, showing principal amounts and the average yield applicable thereto by expected maturity date and type of investment. The expected maturities displayed have been compiled based upon the earlier of the investment call date or the maturity date or, for mortgage-backed securities, expected payment patterns based on statistical analysis and management's judgment. Actual cash flows could differ, perhaps significantly, from the expected amounts.

At December 31, 2001:

	Expected Maturity Date (In thousands)						Total Principal Amounts	Fair Value
	2002	2003	2004	2005	2006	Thereafter		
Government & Agency	$ 10,630	$ 1,766	$ 5,470	$ 0	$ 0	$ 40,748	$ 58,614	$ 62,604
- Average Yield ...	1.76%	3.08%	3.88%	0.00%	0.00%	5.8%	4.84%	
Corporate	$ 36,100	$ 35,595	$ 45,795	$ 50,728	$ 44,649	$ 245,229	$ 458,096	$ 432,090
- Average Yield ...	3.80%	4.17%	6.02%	9.70%	6.15%	8.23%	7.25%	
Mortgage-Backed ...	$ 2,371	$ 10,818	$ 9,172	$ 34,274	$ 13,503	$ 211,918	$ 282,056	$ 279,797
- Average Yield ...	6.92%	5.15%	6.07%	6.06%	5.43%	6.31%	6.19%	
Asset-Backed	$ 21,294	$ 13,411	$ 37,346	$ 11,162	$ 27,343	$ 48,327	$ 158,863	$ 158,361
- Average Yield	4.13%	5.66%	5.89%	6.95%	5.93%	6.44%	5.89%	
Municipal	$ 0	$ 0	$ 0	$ 0	$ 5,420	$ 120,765	$ 126,185	$ 122,082
- Average Yield ...	0.00%	0.00%	0.00%	0.00%	4.05%	5.04%	4.99%	
TOTALS	$ 70,395	$ 61,590	$ 97,783	$ 96,164	$ 90,915	$ 666,987	$1,083,834	$1,054,934

At December 31, 2000:

	Expected Maturity Date (In thousands)						Total Principal Amounts	Fair Value
	2001	2002	2003	2004	2005	Thereafter		
Government & Agency	$ 1,151	$ 8,130	$ 4,115	$ 470	$ 0	$ 141,149	$ 155,015	$ 153,857
- Average Yield ...	5.67%	5.45%	5.25%	5.24%	0.00%	5.91%	5.86%	
Corporate	$ 17,700	$ 36,716	$ 39,355	$ 79,611	$ 40,600	$ 235,734	$ 449,716	$ 432,016
- Average Yield ...	7.14%	6.74%	7.32%	9.27%	8.03%	8.74%	8.41%	
Mortgage-Backed ...	$ 11,012	$ 7,154	$ 12,250	$ 23,242	$ 36,637	$ 228,826	$ 319,121	$ 314,081
- Average Yield ...	8.44%	6.29%	6.56%	6.42%	6.62%	6.85%	6.53%	
Asset-Backed	$ 14,349	$ 22,872	$ 15,300	$ 29,364	$ 6,764	$ 19,100	$ 107,749	$ 106,302
- Average Yield	11.12%	7.42%	7.51%	6.79%	7.56%	7.75%	7.81%	
Municipal	$ 4,080	$ 0	$ 0	$ 0	$ 0	$ 158,460	$ 162,540	$ 164,928
- Average Yield ...	4.43%	0.00%	0.00%	0.00%	0.00%	4.87%	4.86%	
TOTALS	$ 48,292	$ 74,872	$ 71,020	$ 132,687	$ 84,001	$ 783,269	$1,194,141	$1,171,184

At December 31, 2001, the Company had net after-tax unrealized losses on its fixed maturity investment portfolio of $6.6 million, which included a full-value deferred tax valuation allowance of $2.3 million. The net after-tax unrealized losses of $6.6 million on the fixed maturity portfolio represented 4.7% of total shareholders' equity gross of net after-tax unrealized losses on investments. The net unrealized losses were the result of the rise in market interest rates during 1999 offset, in part, by unrealized gains during 2000 and 2001.

Management does not expect that significant unrealized losses will be realized on the fixed maturity portfolio given the credit quality of the portfolio at December 31, 2001 and the Company's policy of matching asset and liability maturities. Asset and liability matching is an important part of the Company's portfolio management process. The Company utilizes financial modeling and scenario analysis to closely monitor the effective modified duration of both assets and liabilities in order to minimize mismatching. The goal of effective asset/liability management is to allow payment of claims and operating expenses from operating funds without disrupting the Company's long-term investment strategy.

In addition to interest rate risk, fixed maturity securities like those comprising the Company's investment portfolio involve other risks such as default or credit risk. The Company manages this risk by limiting the amount of higher risk corporate obligations (determined by credit rating assigned by private rating agencies) in which it invests.

Mortgage-backed and asset-backed securities involve similar risks associated with fixed maturity investments: interest rate risk, reinvestment rate risk and default or credit risk. In addition, mortgage-backed and asset-backed securities also possess prepayment risk, which is the risk that a security's originally scheduled interest and principal payments will differ considerably due to changes in the level of interest rates. The Company purchases mortgage-backed and asset-backed securities structured to enhance credit quality and/or provide prepayment stability.

Short term investments are composed of highly rated money market instruments. The Company also holds a portfolio of equity investments. At December 31, 2001, the cost and fair value of equity investments was $7.1 million and $6.6 million, respectively. At December 31, 2000, the cost and fair value of equity investments was $6.9 million and $5.8 million, respectively. A 10% decline in value of the equity investments at December 31, 2001 would result in after-tax accumulated unrealized losses on equity investments of $0.7 million or 0.5% of total shareholders' equity gross of net after-tax unrealized losses on investments.

EFFECTS OF INFLATION

The Company considers the effects of inflation in pricing insurance coverages provided and in reserving for losses and LAE. There may be long periods between the sale of insurance coverage and the reporting of losses, particularly with respect to coverage provided by the Company on occurrence-basis policies. Further, there are typically significant periods of time between reporting and settlement of losses. The actual effects of inflation on the Company's operating results cannot be accurately known until losses are reported and ultimately settled. Management believes that the Company's pricing and loss and LAE reserving processes adequately incorporate the effects of inflation.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and qualitative disclosures about market risk are included in Item 7 under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and schedules listed in the accompanying Index to Financial Statements and Schedule on page F-1 are filed as part of this report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

PART III

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Information required by this section is incorporated by reference to the Proxy Statement under the heading "Beneficial Ownership Reporting Compliance."

ITEM 10. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference to the Proxy Statement under the heading "Executive Compensation."

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by this item is incorporated by reference to the Proxy Statement under the heading "Stock Ownership of Directors, Executive Officers and Certain Beneficial Owners."

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this item is incorporated by reference to the Proxy Statement under the heading "Certain Relationships and Related Transactions."

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K.

(a)(1) and (2) and (d)

The required schedules as identified on the Index to Financial Statements on page F-1 of the 10-K are incorporated herein by reference. All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

(a) (3) and (c) The following exhibits are filed herewith unless otherwise indicated:

Exhibit Number	Description
2.1	Plan of Reorganization of Medical Inter-Insurance Exchange (incorporated by reference to the exhibit filed with the registrant's registration statement on Form S-1 (Reg. No. 333-59371)).
2.2	Stock Purchase Agreement between The Medical Society of New Jersey and The MIIX Group, Incorporated (incorporated by reference to the exhibit filed with the registrant's registration statement on Form S-1 (Reg. No. 333-59371)).
2.3	Amendment No. 1 to Stock Purchase Agreement between The Medical Society of New Jersey and The MIIX Group, Incorporated, dated as of September 20, 1998 (incorporated by reference to the exhibit filed with the registrant's registration statement on Form S-1 (Reg. No. 333-59371)).
2.4	Amendment No. 2 to Stock Purchase Agreement between The Medical Society of New Jersey and The MIIX Group, Incorporated, dated as of December 21, 1998 (incorporated by reference to the exhibit filed with the registrant's registration statement on Form S-1 (Reg. No. 333-59371)).
2.5	Resolution of the Medical Inter-Insurance Exchange of New Jersey Board of Governors amending the Plan of Reorganization (incorporated by reference to the exhibit filed with the registrant's registration statement on Form S-1 (Reg. No. 333-59371)).
3.1	Restated Certificate of Incorporation of The MIIX Group, Incorporated (incorporated by reference to the exhibit filed with the registrant's registration statement on Form S-1 (Reg. No. 333-59371)).

3.2 Amended and Restated By-Laws of The MIIX Group, Incorporated, amended February 20, 2002.

4.1 Rights Agreement dated as of June 27, 2001 (incorporated by reference to the exhibit filed with the registrant's Form 8-K/A dated June 28, 2001 and filed with the Securities and Exchange Commission on July 11, 2001 (file no. 001-14593)).

4.2 Certificate of Designation, Preferences and Rights (incorporated by reference to the exhibit filed with the registrant's Form 8-K dated June 27, 2001 and filed with the Securities and Exchange Commission on June 28, 2001 (file no. 001-14593)).

10.1 Lease By and Between the Medical Society of New Jersey and New Jersey State Medical Underwriters, Inc. dated October 1, 2000.

10.4 Specific Excess Reinsurance Contract, effective January 1, 1997, among Medical Inter-Insurance Exchange of New Jersey and Swiss Reinsurance Company; Hannover Ruckversicherungs; Underwriters Reinsurance Company; Kemper Reinsurance Company; and London Life and Casualty Reinsurance Corporation (incorporated by reference to the exhibit filed with the registrant's registration statement on Form S-1 (Reg. No. 333-59371)).

10.5 Specific Excess Reinsurance Contract, effective January 1, 1997, between Medical Inter-Insurance Exchange of New Jersey and American Re-Insurance Company (incorporated by reference to the exhibit filed with the registrant's registration statement on Form S-1 (Reg. No. 333-59371)).

10.6 Combined Quota Share, Aggregate and Specific Excess of Loss Reinsurance Treaty, effective November 1, 1996, among Medical Inter-Insurance Exchange of New Jersey and Hannover Reinsurance (Ireland) Ltd.,; E&S Reinsurance (Ireland) Ltd.; Underwriters Reinsurance Company (Barbados) Inc.; London Life and Reinsurance Corporation; and Lawrenceville Re, Ltd. (incorporated by reference to the exhibit filed with the registrant's registration statement on Form S-1 (Reg. No. 333-59371)).

10.7 Specific Excess Reinsurance Contract, effective January 1, 1996 and terminated December 31, 1996, among Medical Inter-Insurance Exchange of New Jersey and Swiss Reinsurance Company; Hannover Ruckversicherungs; Underwriters Reinsurance Company; American Re-Insurance Company; Kemper Reinsurance Company; and London Life and Casualty Reinsurance Corporation (incorporated by reference to the exhibit filed with the registrant's registration statement on Form S-1 (Reg. No. 333-59371)).

10.8 Combined Aggregate and Casualty Catastrophe Excess of Loss Reinsurance Treaty, effective January 1, 1996 among Medical Inter-Insurance Exchange of New Jersey and Hannover Reinsurance (Ireland) Ltd.; Eisen und Stahl Reinsurance (Ireland) Ltd.; London Life and Casualty Reinsurance Corporation; and Scandinavian Reinsurance Company, Ltd.; and Lawrenceville Re, Ltd. (incorporated by reference to the exhibit filed with the registrant's registration statement on Form S-1 (Reg. No. 333-59371)).

10.9 Specific Excess Reinsurance Contract, effective January 1, 1995 and terminated December 31, 1995 among Medical Inter-Insurance Exchange of New Jersey and Swiss Reinsurance Company; Hannover Ruckversicherungs; Underwriters Reinsurance Company; and PMA Reinsurance Corporation (incorporated by reference to the exhibit filed with the registrant's registration statement on Form S-1 (Reg. No. 333-59371)).

10.10 Combined Aggregate and Casualty Catastrophe Excess of Loss Reinsurance Treaty, effective January 1, 1995 among Medical Inter-Insurance Exchange of New Jersey and Hanover Reinsurance (Ireland) Ltd.; Eisen und Stahl Reinsurance (Ireland) Ltd.; London Life and Casualty Reinsurance Corporation; and Scandinavian Reinsurance Company Ltd. (incorporated by reference to the exhibit filed with the registrant's registration statement on Form S-1 (Reg. No. 333-59371)).

10.11 Combined Aggregate and Casualty Catastrophe Excess of Loss Reinsurance Treaty, effective January 1, 1994 among Medical Inter-Insurance Exchange of New Jersey and Scandinavian Reinsurance Company Ltd.; Hannover Reinsurance (Ireland) Ltd.; and Eisen und Stahl Reinsurance (Ireland) Ltd. (incorporated by reference to the exhibit filed with the registrant's registration statement on Form S-1 (Reg. No. 333-59371)).

10.12 Combined Aggregate and Casualty Catastrophe Excess of Loss Reinsurance Treaty, effective January 1, 1993 among Medical Inter-Insurance Exchange of New Jersey and Scandinavian Reinsurance Company Ltd.; Hannover Reinsurance (Ireland) Ltd.; and Eisen und Stahl Reinsurance (Ireland) Ltd. (incorporated by reference to the exhibit filed with the registrant's registration statement on Form S-1 (Reg. No. 333-59371)).

10.13 Combined Aggregate and Casualty Catastrophe Excess of Loss Reinsurance Treaty, effective December 15, 1992 among Medical Inter-Insurance Exchange of New Jersey and Hannover Reinsurance (Ireland) Ltd.; and Eisen und Stahl Reinsurance (Ireland) Ltd. (incorporated by reference to the exhibit filed with the registrant's registration statement on Form S-1 (Reg. No. 333-59371)).

10.14* Amended and Restated 1998 Long Term Incentive Equity Plan of The MIIX Group, Incorporated (incorporated by reference to the exhibit filed with the registrant's Annual Report on Form 10-K for the year ended December 31, 1999 as filed with the Securities and Exchange Commission on March 30, 2000 (file no. 001-14593)).

10.17* Employment Agreement among The MIIX Group, Incorporated, New Jersey State Medical Underwriters, Inc. and Edward M. Grab (incorporated by reference to the exhibit filed with the registrant's Annual Report on Form 10-K for the year ended December 31, 1999 as filed with the Securities and Exchange Commission on March 30, 2000 (file no. 001-14593)).

10.18* Employment Agreement among The MIIX Group, Incorporated, New Jersey State Medical Underwriters, Inc. and Joseph J. Hudson (incorporated by reference to the exhibit filed with the registrant's Annual Report on Form 10-K for the year ended December 31, 1999 as filed with the Securities and Exchange Commission on March 30, 2000 (file no. 001-14593)).

10.21* Employment Agreement among The MIIX Group, Incorporated, New Jersey State Medical Underwriters, Inc. and Daniel G. Smereck (incorporated by reference to the exhibit filed with the registrant's Annual Report on Form 10-K for the year ended December 31, 1999 as filed with the Securities and Exchange Commission on March 30, 2000 (file no. 001-14593)).

10.22* Stock Purchase and Loan Agreement by and between The MIIX Group, Incorporated and Daniel Goldberg (incorporated by reference to the exhibit filed with the registrant's registration statement on Form S-1 (Reg. No. 333-59371)).

10.23* Stock Purchase and Loan Agreement by and between The MIIX Group, Incorporated and Kenneth Koreyva (incorporated by reference to the exhibit filed with the registrant's Annual Report on Form 10-K for the year ended December 31, 1999 as filed with the Securities and Exchange Commission on March 30, 2000 (file no. 001-14593)).

10.26* Stock Purchase and Loan Agreement by and between The MIIX Group, Incorporated and Joseph Hudson (incorporated by reference to the exhibit filed with the registrant's registration statement on Form S-1 (Reg. No. 333-59371)).

10.28* Stock Purchase and Loan Agreement by and between The MIIX Group, Incorporated and Thomas M. Redman (incorporated by reference to the exhibit filed with the registrant's Annual Report on Form 10-K for the year ended December 31, 1999 as filed with the Securities and Exchange Commission on March 30, 2000 (file no. 001-14593)).

10.29* Stock Purchase and Loan Agreement by and between The MIIX Group, Incorporated and Daniel G. Smereck (incorporated by reference to the exhibit filed with the registrant's registration statement on Form S-1 (Reg. No. 333-59371)).

10.31* Non-Qualified Deferred Compensation Agreement entered into and effective March 1, 2000, by and between The MIIX Group, Incorporated, New Jersey State Medical Underwriters, Inc. and Patricia A. Costante (incorporated by reference to the exhibit filed with the registrant's Annual Report on Form 10-K for the year ended December 31, 1999 as filed with the Securities and Exchange Commission on March 30, 2000 (file no. 001-14593)).

10.32* Non-Qualified Deferred Compensation Agreement entered into and effective March 1, 2000, by and between The MIIX Group, Incorporated, New Jersey State Medical Underwriters, Inc. and Edward M. Grab (incorporated by reference to the exhibit filed with the registrant's Annual Report on Form 10-K for the year ended December 31, 1999 as filed with the Securities and Exchange Commission on March 30, 2000 (file no. 001-14593)).

10.33* Non-Qualified Deferred Compensation Agreement entered into and effective December 15, 1999, by and between The MIIX Group, Incorporated, New Jersey State Medical Underwriters, Inc. and Joseph J. Hudson (incorporated by reference to the exhibit filed with the registrant's Annual Report on Form 10-K for the year ended December 31, 1999 as filed with the Securities and Exchange Commission on March 30, 2000 (file no. 001-14593)).

10.35* Non-Qualified Deferred Compensation Agreement entered into and effective December 15, 1999, by and between The MIIX Group, Incorporated, New Jersey State Medical Underwriters, Inc. and Thomas M. Redman (incorporated by reference to the exhibit filed with the registrant's Annual Report on Form 10-K for the year ended December 31, 1999 as filed with the Securities and Exchange Commission on March 30, 2000 (file no. 001-14593)).

10.37* Separation Agreement between The MIIX Group, Inc., New Jersey State Medical Underwriters, Inc. and Kenneth Koreyva (incorporated by reference to Exhibit 10.37 filed with the registrant's Form 10-Q for the period ended June 30, 2001 and filed with the Securities and Exchange Commission on August 13, 2001) (file no. 001-14593)).

10.41 Addendum No. 2 to the Combined Quota Share, Aggregate and Specific Excess of Loss Reinsurance Treaty, effective November 1, 1998, among Medical Inter-Insurance Exchange of New Jersey and Hannover Reinsurance (Ireland) Ltd.; E&S Reinsurance (Ireland) Ltd.; Underwriters Reinsurance Company (Barbados) Inc.; London Life and Casualty Reinsurance Corporation; Lawrenceville Re, Ltd.; and European Reinsurance Company of Zurich (incorporated by reference to the exhibit filed with the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 as filed with the Securities and Exchange Commission on November 15, 1999 (file no. 001-14593)).

10.42 Addendum No. 3 to the Combined Quota Share, Aggregate and Specific Excess of Loss Reinsurance Treaty, effective January 1, 1999, among Medical Inter-Insurance Exchange of New Jersey and Hannover Reinsurance (Ireland) Ltd; E&S Reinsurance (Ireland) Ltd.; Underwriters Reinsurance Company (Barbados) Inc.; and European Reinsurance Company of Zurich(incorporated by reference to the exhibit filed with the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 as filed with the Securities and Exchange Commission on November 15, 1999 (file no. 001-14593)).

10.43 Addendum No. 4 to the Combined Quota Share, Aggregate and Specific Excess of Loss Reinsurance Treaty, effective January 1, 1999, among Medical Inter-Insurance Exchange of New Jersey and Hannover Reinsurance (Ireland) Ltd; E&S Reinsurance (Ireland) Ltd.; Underwriters Reinsurance Company (Barbados) Inc.; and European Reinsurance Company of Zurich(incorporated by reference to the exhibit filed with the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 as filed with the Securities and Exchange Commission on November 15, 1999 (file no. 001-14593)).

10.44 Excess Cession and Event Reinsurance Contract, effective January 1, 1999, among Medical Inter-Insurance Exchange and Hannover Ruckversicherungs-Aktiengesellschaft; and Swiss Reinsurance Company (incorporated by reference to the exhibit filed with the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 as filed with the Securities and Exchange Commission on November 15, 1999 (file no. 001-14593)).

10.45 Excess Cession and Event Reinsurance Contract, effective January 1, 1999, between Medical Inter-Insurance Exchange and American Re-Insurance Company (incorporated by reference to the exhibit filed with the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 as filed with the Securities and Exchange Commission on November 15, 1999 (file no. 001-14593)).

10.46 Endorsement No. 1, effective January 1, 2000, to the Excess Cession and Event Reinsurance Contract between Medical Inter-Insurance Exchange and Hannover Ruckversicherungs-Aktiengesellschaft (incorporated by reference to the exhibit filed with the registrant's Annual Report on Form 10-K for the year ended December 31, 2000 as filed with the Securities and Exchange Commission on April 2, 2001 (file no. 001-14593)).

10.47 Endorsement No. 1, effective January 1, 2000, to the Excess Cession and Event Reinsurance Contract between Medical Inter-Insurance Exchange and Swiss Reinsurance Company (incorporated by reference to the exhibit filed with the registrant's Annual Report on Form 10-K for the year ended December 31, 2000 as filed with the Securities and Exchange Commission on April 2, 2001 (file no. 001-14593)).

10.48 Endorsement No. 1, effective January 1, 2000, to the Excess Cession and Event Reinsurance Contract between Medical Inter-Insurance Exchange and American Re-insurance Company (incorporated by reference to the exhibit filed with the registrant's Annual Report on Form 10-K for the year ended December 31, 2000 as filed with the Securities and Exchange Commission on April 2, 2001 (file no. 001-14593)).

10.49 Combined Quota Share and Aggregate Reinsurance Treaty, effective November 1, 1999 between MIIX Insurance Company and Hannover Reinsurance (Ireland) Ltd. (incorporated by reference to the exhibit filed with the registrant's Annual Report on Form 10-K for the year ended December 31, 2000 as filed with the Securities and Exchange Commission on April 2, 2001 (file no. 001-14593)).

10.50 Combined Quota Share and Aggregate Reinsurance Treaty, effective November 1, 1999 between MIIX Insurance Company and E+S Reinsurance (Ireland) Ltd. (incorporated by reference to the exhibit filed with the registrant's Annual Report on Form 10-K for the year ended December 31, 2000 as filed with the Securities and Exchange Commission on April 2, 2001 (file no. 001-14593)).

10.51 Combined Quota Share and Aggregate Reinsurance Treaty, effective November 1, 1999 between MIIX Insurance Company and Swiss Reinsurance Company. (incorporated by reference to the exhibit filed with the registrant's Annual Report on Form 10-K for the year ended December 31, 2000 as filed with the Securities and Exchange Commission on April 2, 2001 (file no. 001-14593)).

10.52 Revolving Line of Credit Loan Agreement and Promissory Note, effective May 24, 2000, between The MIIX Group, Incorporated, and Amboy National Bank. (incorporated by reference to the exhibit filed with the registrant's Annual Report on Form 10-K for the year ended December 31, 2000 as filed with the Securities and Exchange Commission on April 2, 2001 (file no. 001-14593)).

10.53 Combined Quota Share And Aggregate Excess Of Loss Reinsurance Agreement, effective November 1, 2000, and dated as of July 30, 2001, between MIIX Insurance Company and Hannover Reinsurance (Ireland) Limited/E + S Reinsurance (Ireland) Limited (incorporated by reference to Exhibit 10.53 filed with the registrant's Form 10-Q for the period ended June 30, 2001 and filed with the Securities and Exchange Commission on August 13, 2001(file no. 001-14593)).

10.54* Agreement by The MIIX Group, Incorporated and New Jersey State Medical Underwriters, Inc. and Thomas M. Redman, effective March 31, 2002 or on the date that the Company's year 2001 audited financial statements are completed (which is expected to be on or about March 31, 2002), whichever is later.

10.55* Employment Agreement among The MIIX Group, Incorporated, New Jersey State Medical Underwriters, Inc. and Catherine E. Williams, dated October 31, 2001.

10.56* Employment Agreement among The MIIX Group, Incorporated, New Jersey State Medical Underwriters, Inc. and Patricia A. Costante, dated December 19, 2001.

10.57* Employment Agreement among The MIIX Group, Incorporated, New Jersey State Medical Underwriters, Inc. and Stewart Gerson, entered into and effective March 19, 2002.

10.58* Non-Qualified Deferred Compensation Agreement by and between The MIIX Group, Incorporated, New Jersey State Medical Underwriters, Inc. and Catherine E. Williams, entered into and effective October 31, 2001.

10.59* Non-Qualified Deferred Compensation by and between The MIIX Group, Incorporated, New Jersey State Medical Underwriters, Inc. and Stewart Gerson, Agreement entered into and effective March 19, 2002.

10.60 First Amendment to Lease Agreement between Medical Society of New Jersey and New Jersey State Medical Underwriters, Inc. effective February 5, 2002.

10.61* Settlement Agreement and Release by and between Daniel G. Smereck and The MIIX Group, Incorporated and News Jersey State Medical Underwriters, Inc. effective February 22, 2002.

10.62* The MIIX Group, Incorporated and New Jersey State Medical Underwriters, Inc. Employee Retention Incentive Plan.

10.63* First Amendment and Allonge to Note between the MIIX Group, Incorporated and Patricia A. Costante, entered into March 5, 2002.

10.64* First Amendment and Allonge to Note between the MIIX Group, Incorporated and Edward M. Grab, entered into March 5, 2002.

10.65* Stock Loan Repayment Agreement by and between Patricia A. Costante and The MIIX Group, Incorporated, entered into March 5, 2002.

10.66* Stock Loan Repayment Agreement by and between Edward M. Grab and The MIIX Group, Incorporated, entered into May 5, 2002.

11 No statement re computation of per share earnings is required to be filed because the computations can be clearly determined from the materials contained herein.

21.1 Subsidiaries of The MIIX Group, Incorporated (incorporated by reference to the exhibit filed with the registrant's registration statement on Form S-1 (Reg. No. 333-59371)).

23.1 Consent of Independent Auditors.

* Represents a management contract or compensatory plan or arrangement.

(b) Reports on Form 8-K

During the quarter ended December 31, 2001, a Current Report on Form 8-K dated October 3, 2001 was filed by the Company reporting the President and Chief Executive Officer's resignation and the appointment of Patricia A. Costante as Chief Operating Officer (file no. 001-14593)).

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE MIIX GROUP, INCORPORATED

By: /s/ PATRICIA A. COSTANTE

Patricia A. Costante
President and Chief Executive Officer

April 1, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ PATRICIA A. COSTANTE Patricia A. Costante	President, Chief Executive Officer and Director (principal executive officer)	April 1, 2002
/s/ THOMAS M. REDMAN Thomas M. Redman	Senior Vice President and Chief Financial Officer (principal financial and accounting officer)	April 1, 2002
/s/ ANGELO S. AGRO Angelo S. Agro, M.D.	Director	April 1, 2002
/s/ HARRY M. CARNES Harry M. Carnes, M.D.	Director	April 1, 2002
/s/ PAUL J. HIRSCH Paul J. Hirsch, M.D.	Director	April 1, 2002
/s/ VINCENT A. MARESSA Vincent A. Maressa, Esq.	Director	April 1, 2002
/s/ A. RICHARD MISKOFF A. Richard Miskoff, D.O.	Director	April 1, 2002
/s/ EILEEN MARIE MOYNIHAN Eileen Marie Moynihan, M.D.	Director	April 1, 2002
/s/ CARL RESTIVO, JR. Carl Restivo, Jr., M.D.	Director	April 1, 2002
/s/ MARTIN L. SORGER Martin L. Sorger, M.D.	Director	April 1, 2002
/s/ BESSIE M. SULLIVAN Bessie M. Sullivan, M.D.	Director	April 1, 2002

[This Page Intentionally Left Blank]

INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

(ALL OTHER SCHEDULES FOR WHICH PROVISION IS MADE IN THE APPLICABLE ACCOUNTING REGULATION OF THE SECURITIES AND EXCHANGE COMMISSION ARE OMITTED FOR THE REASON THAT THEY ARE NOT APPLICABLE OR THE INFORMATION IS OTHERWISE CONTAINED IN THE FINANCIAL STATEMENTS).

REPORT OF INDEPENDENT AUDITORS

Board of Directors
The MIIX Group, Incorporated

We have audited the accompanying consolidated balance sheets of The MIIX Group, Incorporated and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. Our audits also included the financial statement schedules referred to at Item 14(a). These consolidated financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The MIIX Group, Incorporated and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

The Company has prepared the accompanying financial statements assuming the Company will continue as a going concern, recognizing the circumstances addressed in Note 9. As more fully described in Notes 3 and 9, the Company's net worth has been significantly reduced as a result of the increases reported in the liability for unpaid losses and loss adjustment expenses in 2000 and 2001, limiting financial flexibility and triggering exposure to regulatory control by the New Jersey Department of Banking and Insurance and the Virginia Bureau of Insurance. The Company's loss experience has been subject to significant unexpected variability, the continuation of which, among other things, could cause increased regulatory oversight. Furthermore, as addressed in Note 4, the Company has debt due in May 2002, the payment or refinancing of which is presently uncertain. The potential consequences of these conditions and those described in Note 18 raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are described in Notes 9 and 18. The financial statements do not reflect any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 2 to the financial statements, during 2001 the Company changed its method of accounting for certain investments.

ERNST & YOUNG LLP

New York, New York
April 1, 2002

THE MIIX GROUP, INCORPORATED

CONSOLIDATED BALANCE SHEETS
(In thousands, except share amounts)

	DECEMBER 31, 2001	DECEMBER 31, 2000
ASSETS		
Securities available-for-sale:		
Fixed maturity investments, at fair value (amortized cost: 2001 - $1,061,499; 2000 - $1,184,057)	$1,054,934	$1,171,184
Equity investments, at fair value (cost: 2001 - $7,081; 2000 - $6,880)	6,623	5,837
Short-term investments, at cost which approximates fair value	166,501	82,291
Total investments	1,228,058	1,259,312
Cash	2,029	2,191
Accrued investment income	13,261	16,074
Premium receivable, net	20,546	9,765
Reinsurance recoverable on unpaid losses	463,275	432,046
Prepaid reinsurance premiums	16,067	14,560
Reinsurance recoverable on paid losses, net	51,632	13,820
Deferred policy acquisition costs	4,416	3,026
Deferred income taxes	410	58,896
Net investment in direct financing leases	32,101	26,997
Other assets	64,068	60,666
Total assets	$1,895,863	$1,897,353
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Unpaid losses and loss adjustment expenses	$1,196,998	$1,142,530
Unearned premiums	88,598	71,033
Premium deposits	18,928	15,618
Funds held under reinsurance treaties	374,156	306,693
Notes payable and other borrowings	10,699	14,732
Other liabilities	74,998	57,306
Total liabilities	$1,764,377	$1,607,912
Commitments and Contingent Liabilities (Note 8)		
STOCKHOLDERS' EQUITY		
Preferred stock, $0.01 par value, 50,000,000 shares authorized, no shares issued and outstanding	$ 0	$ 0
Common stock, $0.01 par value, 100,000,000 shares authorized, 16,538,005 shares issued,(2001 - 13,479,760 shares outstanding; 2000 - 13,563,938 shares outstanding)	166	166
Additional paid-in capital	53,927	53,716
Retained earnings	129,307	289,655
Treasury stock, at cost (2001 - 3,058,245 shares; 2000 - 2,974,067 shares)	(39,631)	(38,897)
Stock purchase loans and unearned stock compensation	(5,444)	(5,929)
Accumulated other comprehensive income/loss	(6,839)	(9,270)
Total stockholders' equity	$ 131,486	$ 289,441
Total liabilities and stockholders' equity	$1,895,863	$1,897,353

See accompanying notes

THE MIIX GROUP, INCORPORATED

CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share amounts)

	YEARS ENDED DECEMBER 31,		
	2001	2000	1999
REVENUES			
Net premiums earned	$ 146,852	$ 184,062	$ 187,845
Net investment income	80,193	85,158	75,661
Realized investment losses	(2,184)	(4,156)	(6,770)
Other revenue	8,439	7,452	8,323
Total revenues	233,300	272,516	265,059
EXPENSES			
Losses and loss adjustment expenses	250,768	279,224	174,986
Underwriting expenses	47,121	38,560	42,618
Funds held charges	42,476	7,502	14,338
Other expenses	3,404	5,828	3,333
Restructuring charge	-	-	2,409
Total expenses	343,769	331,114	237,684
Income/(loss) before income taxes	(110,469)	(58,598)	27,375
Income tax provision/(benefit)	41,892	(22,140)	6,617
Net income/(loss) before cumulative effect of an accounting change	(152,361)	(36,458)	20,758
Cumulative effect of an accounting change for certain debt securities, net of tax	(5,283)	-	-
Net income/(loss)	$(157,644)	$ (36,458)	$ 20,758
Basic and diluted earnings/(loss) per share before cumulative effect of an accounting change	$(11.27)	$(2.59)	$1.54
Cumulative effect of an accounting change for certain debt securities	(0.39)	-	-
Basic and diluted earnings/(loss) per share of common stock (1)	$(11.66)	$(2.59)	$1.54
Dividend per share of common stock	$ 0.20	$ 0.20	$0.10

(1) 1999 figures pro forma; see Note 15

See accompanying notes

THE MIIX GROUP, INCORPORATED

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the Three Years Ended December 31, 2001
(In thousands, except share amounts)

	Number of Shares Out-standing	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Stock Purchase Loans and Unearned Stock Compensa-tion	Accumu-lated Other Compre-hensive Income/(Loss)	Total Stock-holders' Equity
Balance at January 1, 1999	0	0	0	312,087	0	0	10,756	322,843
Net income				20,758				20,758
Other comprehensive income/(loss), net of tax:								
Unrealized depreciation on securities available-for-sale, net of deferred taxes							(49,873)	(49,873)
Shares issued to Distributees	11,854,033	119		(119)				0
Proceeds from initial public offering, net of offering and reorganization costs	3,450,000	35	37,315					37,350
Acquisition of NJSMU	814,815	8	10,992					11,000
Stock purchase and loan agreement activities	351,091	3	4,635			(4,728)		(90)
Purchase of treasury stock, net	(1,236,809)				(19,249)			(19,249)
Cash dividends to stockholders				(1,560)				(1,560)
Cash issued to Distributees, in lieu of common stock				(2,269)				(2,269)
Restricted stock grants and unearned stock compensation	25,437					(206)		(206)
Balance at December 31, 1999	15,258,567	165	52,942	328,897	(19,249)	(4,934)	(39,117)	318,704
Net loss				(36,458)				(36,458)
Other comprehensive income/(loss), net of tax:								
Unrealized appreciation on securities available-for-sale, net of deferred taxes							29,847	29,847
Stock purchase and loan agreement activities	68,066	1	769			(1,064)		(294)
Stock compensation			5			69		74
Purchase of treasury stock, net	(1,762,695)				(19,648)			(19,648)
Cash dividends to stockholders				(2,784)				(2,784)
Balance at December 31, 2000	13,563,938	$ 166	$53,716	$289,655	$(38,897)	$(5,929)	$ (9,270)	$289,441
Net loss				(157,644)				(157,644)
Other comprehensive income/(loss), net of tax								
Net unrealized appreciation on securities available-for-sale, net of deferred taxes							2,431	2,431
Stock purchase and loan agreement activities	(86,049)		(66)		(840)	454		(452)
Stock compensation	1,440		222		101	31		354
Treasury stock activity, net	431		55		5			60
Cash dividends to stockholders				(2,704)				(2,704)
Balance at December 31, 2001	13,479,760	$ 166	$53,927	$129,307	$(39,631)	$(5,444)	$ (6,839)	$131,486

See accompanying notes

THE MIIX GROUP, INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	YEARS ENDED DECEMBER 31,		
	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income/(loss)	$ (157,644)	$ (36,458)	$ 20,758
Adjustments to reconcile net income/(loss) to net cash provided by operating activities (net of balances acquired):			
Cumulative effect of an accounting change, net of tax	5,283	-	-
Unpaid losses and loss adjustment expenses	54,468	88,933	73,653
Unearned premiums	17,565	(4,400)	21,272
Premium deposits	3,310	(12,295)	(479)
Premium receivable, net	(10,781)	8,609	5,956
Reinsurance balances, net	(3,085)	8,921	(37,362)
Deferred policy acquisition costs	(1,390)	139	(355)
Realized investment losses	2,184	4,156	6,770
Depreciation, accretion and amortization	(2,482)	(3,948)	(2,699)
Deferred income taxes expense/(benefit)	56,869	(486)	(10,073)
Accrued investment income	2,813	(1,755)	(708)
Net investment in direct financing leases	(5,104)	(1,929)	961
Other assets	(3,402)	26,830	24,988
Other liabilities	17,807	(16,924)	4,743
Net cash provided by/(used in) operating activities	(23,589)	59,393	107,425
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from fixed maturity investment sales	503,153	72,476	856,302
Proceeds from fixed maturity investments matured, called, or prepaid	115,121	85,755	97,278
Proceeds from equity investment sales	2,132	6,578	1,553
Cost of investments acquired	(505,880)	(210,669)	(1,055,237)
Purchase of NJSMU (net of cash acquired)	-	-	(198)
Change in short-term investments, net	(84,210)	10,453	13,079
Net receivable/(payable) for securities	-	(205)	(30,496)
Net cash provided by/(used in) investing activities	30,316	(35,612)	(117,719)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from initial public offering, net of offering and reorganization costs	-	-	37,350
Proceeds from notes payable and other borrowings	3,199	18,476	16,461
Repayment of notes payable and other borrowings	(7,232)	(20,205)	(19,265)
Purchase of treasury stock	0	(19,648)	(19,249)
Cash dividends to stockholders	(2,704)	(2,784)	(1,560)
Cash in lieu of stock paid to Distributees	-	-	(2,269)
Subordinated loan certificates redeemed	(152)	(3)	(8)
Net cash provided by/(used in) financing activities	(6,889)	(24,164)	11,460
Net change in cash	(162)	(383)	1,166
Cash at beginning of year	2,191	2,574	1,408
Cash at end of year	$ 2,029	$ 2,191	$ 2,574

See accompanying notes

1. ORGANIZATION AND RELATED MATTERS

The accompanying consolidated financial statements include the accounts and operations of The MIIX Group, Incorporated ("The MIIX Group") and its wholly-owned subsidiaries, MIIX Insurance Company ("MIIX"), which assumed all of the residual assets and liabilities and ongoing business of Medical Inter-Insurance Exchange of New Jersey (the "Exchange") in the reorganization of the Exchange, Lawrenceville Holdings, Inc. ("LHI"), Lawrenceville Property and Casualty Company ("LP&C"), MIIX Insurance Company of New York ("MIIX New York") and, from August 4, 1999, New Jersey State Medical Underwriters, Inc. and its wholly-owned subsidiaries (the "Underwriter"), collectively (the "Company").

On August 4, 1999, the reorganization of the Exchange was consummated according to a Plan of Reorganization adopted by the Board of Governors of the Exchange on October 15, 1997 and approved by members of the Exchange at a special meeting held on March 17, 1999 and by the Commissioner of the New Jersey Department of Banking and Insurance ("the Commissioner"). The Plan of Reorganization included several key components, including: formation of The MIIX Group to be the ultimate parent company for the Company; the transfer of assets and liabilities held by the Exchange to MIIX, formed for that purpose; acquisition of the Underwriter; distribution of shares of The MIIX Group common stock and/or cash to current and former members of the Exchange ("Distributees") as defined in the Plan of Reorganization; and dissolution of the Exchange. In connection with the reorganization, 11,854,033 shares of The MIIX Group common stock were issued to Distributees and 814,815 shares were issued to the Medical Society of New Jersey plus $100,000 in cash in exchange for all common stock of the Underwriter. The reorganization was accounted for at historical cost as the transfers of assets and liabilities described above were between entities under common control. The acquisition of the Underwriter was accounted for using the purchase method and gave rise to $7.8 million of goodwill.

The MIIX Group sold three million shares of its common stock in an underwritten public offering ("the Offering") that closed on August 4, 1999. Of the offered shares, 90,000 were reserved for sale and subsequently sold at the Offering Price ($13.50 per share), to officers and employees of the Company. On August 11, 1999, an additional 450,000 shares were sold to underwriters of the Offering pursuant to an over-allotment option contained in the Offering underwriting agreement. The net proceeds of the Offering were approximately $37.3 million, consisting of gross proceeds of $46.5 million less reorganization and offering costs of $9.2 million.

During August 1999, The MIIX Group approved a stock repurchase program authorizing the purchase of up to one million shares of its common stock in the open market. During November 1999, the program was amended, authorizing the purchase of up to an additional two million shares. Through December 31, 2000, 3,000,000 shares had been repurchased at a total cost of $39.3 million and 25,933 shares have been issued from treasury at a value of $0.4 million. During 2001, The MIIX Group repurchased 84,178 shares at a value of approximately $0.7 million related to a former officer of the Company.

The Company has historically provided a wide range of insurance products to the medical profession and health care institutions. The primary business of the Company is medical professional liability insurance and it issues claims made, modified claims made with prepaid extended reporting endorsements and occurrence basis policies. Seventy-two percent and seventy percent of the Company's direct premiums during 2001 and 2000, respectively, were written in two states.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("GAAP") which differs from statutory accounting practices prescribed or permitted by regulatory authorities (see Note 9). The significant accounting policies followed by the Company that materially affect financial reporting are summarized below:

Principles of Consolidation

The accompanying consolidated financial statements include the accounts and operations of The MIIX Group and its wholly-owned subsidiaries, MIIX and, from August 4, 1999, the Underwriter. MIIX owns 100% of LHI, a property and casualty insurance holding company, which owns 100% of LP&C and MIIX New York. The Underwriter's principal wholly-owned subsidiaries include Medical Brokers, Inc., an insurance agency, Reinsurance Services, Inc. (formerly Pegasus Advisors, Inc.), an inactive reinsurance intermediary, Hamilton National Leasing Corporation, a leasing company, MIIX Healthcare Group, a healthcare consulting firm, and Lawrenceville Re, Ltd., a Bermuda-domiciled reinsurance company. All significant intercompany transactions and balances have been eliminated in the consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known which could impact the amounts reported and disclosed herein.

Investments

The Company has designated its entire investment portfolio as available-for-sale. As such, all investments are carried at their fair values. The Company has no securities classified as "trading" or "held-to-maturity." Investments are recorded at the trade date.

Temporary changes in fair values of available-for-sale securities, after adjustment of deferred income taxes, are reported as unrealized appreciation or depreciation directly in equity as a component of other comprehensive income.

On April 1, 2001, the Company adopted the provisions of EITF No. 99-20, "Recognition of Interest Income and Impairment of Purchased and Retained Beneficial Interests in Securitized Financial Assets." This standard established new guidelines for recognition of income and other-than-temporary decline for interests in securitized assets (loan-backed and asset-backed securities), unless they met certain exception criteria). EITF 99-20 requires the Company to recognize an other-than-temporary decline if the fair value of the security is less than its book value and the net present value of expected future cash flows is less than the net present value of expected future cash flows at the most recent, prior, estimation date. The difference between the book value of the security and its fair value must be recognized as an other-than-temporary decline and the security's yield is adjusted to market yield. This new guidance also adopts the prospective method for adjusting the yield used to recognize interest income for changes in estimated future cash flows since the last quarterly evaluation date. On April 1, 2001, the Company recognized $5.3 million of other-than-temporary declines, net of tax ($0.39 per diluted share) as the cumulative effect of a change in accounting principle. Expected cash flow assumptions are obtained from both proprietary and broker/dealer estimates and are consistent with the current interest rate and economic environment.

Premiums and discounts on investments (other than loan-backed and asset-backed bonds) are amortized/accreted to investment income using the interest method over the contractual lives of the investments. Realized investment gains and losses are included as a component of revenues based on a specific identification of the investment sold.

Short-term investments include investments maturing within one-year and other cash and cash equivalent balances earning interest.

The Company regularly evaluates the carrying value of its investments based on current economic conditions, past credit loss experience and other circumstances. A decline in fair value that is other than temporary is recognized by an adjustment to carrying value treated as a realized investment loss and a reduction in the cost basis of the investment in the period when such a determination is made.

Premium Receivable

Premium receivable is net of an allowance for doubtful accounts as of December 31, 2001 and 2000 of $132,675 and $57,681, respectively. Net amounts (recovered)/charged to expense in 2001, 2000 and 1999 were $(74,994), $(269,696) and $(127,527), respectively.

Reinsurance Recoverable on Paid Losses

Reinsurance recoverable on paid losses at December 31, 2000 is net of an allowance of $1,300,000.

Deferred Policy Acquisition Costs

Policy acquisition costs, (primarily commissions and premium taxes expenses) which vary with and are directly related to the production of business, are capitalized and amortized over the effective period of the related policies. Anticipated investment income is considered in determining if premium deficiencies exist.

Net Investment in Direct Financing Leases

Net investment in direct financing leases is net of an allowance for doubtful accounts as of December 31, 2001 and 2000 of $753,411 and $520,789, respectively. Amounts charged to expense in 2001 and 2000 were $460,000 and $356,000, respectively.

Intangible Assets

Intangible assets consist primarily of goodwill, resulting from the acquisition of subsidiaries. Goodwill is amortized over periods ranging from 10 to 15 years.

Software Development Costs

Costs incurred in the development of software used for Company operations are capitalized and amortized over a useful life ranging from three to five years.

Losses and Loss Adjustment Expenses

Estimates for unpaid losses and loss adjustment expenses are based on the Company's evaluation of reported claims and actuarial analyses of the Company's operations since its inception, including assumptions regarding expected ultimate losses and reporting patterns, and estimates of future trends in claim severity and frequency. The Company's philosophy is to have a disciplined process consistently applied in setting and adjusting loss and LAE reserves. Although variability is inherent in such estimates, recorded loss and LAE reserves represent management's best estimate of the remaining costs of settling all incurred claims. Changes in the Company's estimate of ultimate claim costs are recognized in the period in which the Company's estimate of those ultimate costs is changed. These estimates are reviewed regularly and any adjustments to prior year reserves are reflected in current year operating results.

The Company offered pure occurrence coverage from 1977 through 1986 and a form of occurrence coverage, "modified claims made" from 1987 to the present through its Permanent Protection Plan ("PPP") policy. The PPP policy provides coverage for claims reported during the policy period as well as, under the extended reporting endorsement, claims reported after the termination of the policy (for any reason), and thus is reserved on an occurrence basis. The Company also offers traditional claims-made and occurrence coverages, which are reserved on a claims-made or occurrence basis, as appropriate.

Premiums

Premiums are recorded as earned over the period the policies to which they apply are in force. Premium deposits represent amounts received prior to the effective date of the new or renewal policy period. The reserve for unearned premiums is determined on a monthly pro-rata basis. Gross premiums include both direct and assumed premiums earned.

Reinsurance

Reinsurance premiums, losses and loss adjustment expenses are accounted for on a basis consistent with the accounting for the original policies issued and the terms of the reinsurance contracts. Premium deposits, unearned premiums and unpaid losses and loss adjustment expenses are reported gross of reinsurance amounts.
All reinsurance contracts are accounted for in accordance with the provisions of SFAS No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts," which provides the criteria for determining whether the contracts should be accounted for utilizing reinsurance accounting or deposit accounting. Reinsurance contracts that do not satisfy certain requirements of SFAS No. 113 are accounted for using the deposit method. Recorded deposits are initially established based on the consideration paid less any fees which are expensed in accordance with the contract terms. Subsequent adjustments to the deposit are measured based on the present value of the expected future cash flows arising from the contract.

Income Taxes

The Company utilizes the liability method of accounting for income taxes. Under the liability method, deferred income taxes arise as a result of applying enacted statutory tax rates to the temporary differences between the financial statement carrying value and the tax basis of assets and liabilities. A valuation allowance is established if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax asset will not be realized.

Reclassification

Certain prior year amounts have been reclassified to be comparable to the 2001 presentation.

Cash Flow Reporting

For purposes of reporting cash flows, cash consists of amounts held at banks, cash in money market accounts and time deposits with original maturities of three months or less.

Stock-Based Compensation

The Company grants stock options for a fixed number of shares to employees and board members with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related interpretations because the Company believes the alternative fair value accounting provided for under SFAS Statement No. 123, "Accounting for Stock-Based Compensation," requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the dates of grant, no compensation expense is recognized.

Earnings/(Loss) Per Share

Basic and diluted earnings/(loss) per share are calculated in accordance with SFAS No. 128. Earnings per share through August 4, 1999 gives effect to the reorganization and allocation of approximately 12,025,000 shares of common stock distributed to the Exchange's members on August 4, 1999.

Segment Information

The Company's operations are classified into one reportable segment: providing professional liability and related insurance coverages to the healthcare industry. In connection therewith, the Company generally offers three products: occurrence policies, claims made policies with prepaid tail coverage and claims made policies, varying by market. The Company distributes its products both directly to the insureds and through intermediaries.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations." SFAS No. 141 eliminates the pooling-of-interests method of accounting for business combinations and requires that all business combinations be accounted for using the purchase method. The purchase method of accounting requires that net assets acquired that constitute a business be recorded at their fair value with any excess cost over the net assets acquired be recorded as goodwill. SFAS No. 141 also requires that certain intangible assets acquired in a business combination be recognized apart from goodwill. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001. Adoption of SFAS No. 141 will not have a material impact on the Company's financial condition or results of operations.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." Under current accounting guidance, goodwill resulting from a business combination is amortized against income over its estimated useful life. Under SFAS No. 142, goodwill is no longer amortized as an expense but instead is reviewed and tested for impairment under a fair value approach. Goodwill will be tested for impairment at least annually, or more frequently as a result of an event or change in circumstances that would indicate an impairment may be necessary. Goodwill must be tested for impairment in the year of adoption with an initial test, to determine potential impairment, to be performed within six months of adoption. If the initial test indicates potential impairment, then a more detailed analysis to determine the extent of the impairment related to goodwill must be completed within twelve months of adoption.

SFAS No. 142 will be applied beginning January 1, 2002 to all goodwill and other intangible assets, regardless of when those assets were initially recognized. Adoption of SFAS No. 142 will result in the elimination of goodwill amortization. Goodwill amortization of approximately $0.4 million was recorded in 2001. Effective January 1, 2002, goodwill of approximately $6.5 million will no longer be amortized. Adoption of the other provisions of SFAS No. 142 will not have a material impact on the Company's financial condition or results of operations.

3. LIABILITY FOR UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES

Activity in the liability for unpaid losses and loss adjustment expenses is summarized as follows:

	Years Ended December 31,		
	2001	2000	1999
	(In thousands)		
Balance as of January 1, net of reinsurance recoverable of $432.0 million, $406.4 million and $325.8 million, respectively	$ 710,484	$ 647,188	$ 625,864
Net reserves acquired in acquisition of the Underwriter	0	0	8,286
Incurred related to:			
Current year	203,975	227,921	189,000
Prior years	46,793	51,303	(14,014)
Total incurred	250,768	279,224	174,986
Paid related to:			
Current year	2,571	4,535	4,589
Prior years	224,958	211,393	157,359
Total paid	227,529	215,928	161,948
Balance as of December 31, net of reinsurance recoverable	733,723	710,484	647,188
Reinsurance recoverable	463,275	432,046	406,409
Balance, gross of reinsurance	$1,196,998	$1,142,530	$1,053,597

The Company increased prior year gross reserves in the amounts of $117.9 million, $47.2 million and $16.5 million during 2001, 2000 and 1999, respectively. At December 31, 2001, 2000 and 1999, reserves for gross losses and loss adjustment expenses on incurred but not reported claims amounted to $719.3 million, $689.4 million and $640.1 million, respectively, of which $532.8 million, $458.2 million and $444.7 million related to prior years.

Loss and loss adjustment expense reserve estimates have been reviewed regularly and adjusted where judged prudent to do so. Medical malpractice business, particularly occurrence or occurrence-like coverage, has a very long development period. Cases may take years to be reported, and, as a rule, take several years to adjust, settle or litigate. In addition, general long term trends impacting ultimate reserve values such as changes in liability standards and expanding views of contract interpretation increase the uncertainty. During 2001, loss and loss adjustment expense reserves were adjusted primarily to reflect increases in loss severity and frequency on occurrence, occurrence-like and claims made policies and resulted from three primary factors: increased loss severity associated with business written by the Company primarily in Pennsylvania, on the institutions business, and in New Jersey, on the physician business, and to a lesser extent in certain other states; adverse development in the form of additional frequency and severity relating to physician business written primarily in Pennsylvania, Texas, Ohio and certain other states; and adverse development associated with reserves held on a non-renewed excess of loss reinsurance contract, effective January 1, 2001. During 2000, loss and loss adjustment expense reserves were adjusted to reflect, primarily, higher than anticipated loss severity and a longer than expected loss development period on occurrence and occurrence-like policies and higher than expected loss frequency and severity on claims made policies. The increase in severity on occurrence and occurrence-like policies was principally due to higher court awards over the past few years on claims associated with the Company's New Jersey physician business, with a similar resulting impact on settlement values. The longer than expected loss development period occurred on the Company's New Jersey physician business and was principally due to an eroding statute of limitations regarding late assertion of claims in New Jersey. The higher than expected loss frequency and severity on claims made policies chiefly related to business written by the Company in new markets since 1997 for which limited loss data had previously existed. Adjustments to loss and loss adjustment expense reserves in 1999 principally reflected reductions to reserves held on occurrence and occurrence-like policies, largely due to declining loss frequency, somewhat offset by increases to reserves held on claims made policies primarily associated with the Company's business in new markets and with the Company's institutional business.

The Company maintains aggregate excess reinsurance contracts that provide coverage, above aggregate retentions for most losses and allocated loss adjustment expenses associated with accident years 1993 to 1999 and for most losses and loss adjustment expenses on occurrence and occurrence-like policies associated with accident year 2000 and 2001. The aggregate excess reinsurance contracts, therefore, have the effect of holding net incurred losses and allocated loss adjustment expenses on subject business at a constant level as long as losses and allocated loss adjustment expenses remain within the coverage limits, which occurred for the years ended December 31, 2001, 2000 and 1999. The adjustments to net reserves in 2001 generally resulted from increased loss severity and frequency primarily associated with accident year 2000 on business other than New Jersey and Pennsylvania physician business, reserves held on accident years prior to 1993 and reserves on physician business held net by LP&C. The adjustments to net reserves in 2000 generally resulted from adverse development of reserves held on accident years prior to 1993, adverse development of reserves held for business written in certain new markets since 1997 not subject to the aggregate excess reinsurance contracts, and an associated increase in unallocated loss adjustment expense reserves which are also not subject to the aggregate excess reinsurance contracts. The adjustments in net reserves in 1999 generally resulted from favorable development on accident years prior to 1993.

4. RELATED PARTY TRANSACTIONS

The Company leases 49,000 square feet for its home office and Mid-Atlantic Region from the Medical Society of New Jersey pursuant to a lease agreement dated June 29, 1981 and extended on July 7, 1999. Annual lease payments were $760,512 in 2001 and $772,173 in 2000 and 1999. The Company held a note receivable of $2.1 million and $2.3 million, included in other assets, at December 31, 2001 and 2000, respectively, from the Medical Society of New Jersey collateralized by the building in which the Company maintains its home office. The note provides for monthly payments of $40,000, which includes interest at 9.05% until September 1, 2004 and reduced payments thereafter until June 1, 2009.

Management services agreements between the Company's insurance subsidiaries and the Underwriter provided, among other things, that the Underwriter was responsible for the administration and management of the Company's insurance operations. In exchange for the services provided, fees were paid to the Underwriter, which equaled the actual direct expenses incurred by the Underwriter in performing the services. Expenses incurred by the Underwriter and reimbursed by the Company's insurance subsidiaries through August 4, 1999, the date the Company purchased the Underwriter, amounted to $18.7 million.

On May 24, 2000, the Company obtained a $20.0 million revolving credit facility with Amboy National Bank to meet certain non-operating cash needs as they may arise. The credit facility terminates May 17, 2002 and bears a fixed interest rate of 8.0% per annum. The Company has pledged 100% of The MIIX Insurance Company stock as collateral under the credit facility. As of December 31, 2001, the Company had borrowed approximately $9.1 million against the credit facility which is included in notes payable and other borrowings on the consolidated balance sheet. During the year ended December 31, 2001, the Company incurred interest expense on the loan of approximately $716,000. At December 31, 2001, the Company had fixed maturity investments in Amboy National Bank of approximately $9.1 million earning a fixed interest rate of 6% per annum. The Company's former CEO is a brother of the Senior Vice President and CFO of Amboy National Bank. The Company believes that the terms of the transactions described above are as fair to the Company as could have been obtained from unaffiliated third parties. The Company has initiated discussions with Amboy National Bank to restructure the terms of the revolving credit facility. The restructuring discussions are ongoing and may rely in part on proceeds from the sale of the Company's leasing subsidiary, Hamilton National Leasing Corporation ("Hamilton"). During March 2002, the Company executed a letter of intent with an unrelated third party to sell Hamilton. The sale transaction is expected to close during the second quarter of 2002. It is unlikely that the Company will be able to repay the credit facility balance prior to the May 17, 2002 termination date and will be in default on the credit facility unless it is restructured prior to that date. Also see Note 9 - Statutory Accounting Practices for additional discussion.

In addition, the Company made annual contributions to the Medical Society of New Jersey in 2001, 2000 and 1999. Vincent A. Maressa, Esq., Executive Director and General Counsel of the Medical Society, is Chairman of the Board of the Company. Angelo S. Agro, M.D., Eileen Marie Moynihan, M.D. and Bessie M. Sullivan, M.D. are the President, Treasurer and Secretary, respectively, of the Medical Society and serve on the Board of the Company.

A majority of the members of the Company's Board are also policyholders of the Company and acquired shares in connection with the Plan of Reorganization. Such directors may experience claims requiring coverage under their respective policies with the Company.

5. INVESTMENTS

The Company's investment strategy focuses primarily on the purchase of intermediate-term, investment-grade securities along with a modest allocation to below investment-grade (i.e., high yield) fixed maturity investments not to exceed 7.5% of invested assets. At December 31, 2001 and 2000, the average credit quality of the fixed income portfolio was AA.

The actual or amortized cost and estimated market value of the Company's available-for-sale securities as of December 31, 2001 and 2000 were as follows:

	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	ESTIMATED MARKET VALUE
	(In thousands)			
2001				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 54,495	$ 1,105	$ 562	$ 55,038
Obligations of states and political subdivisions	123,079	503	1,500	122,082
Foreign securities - U.S. dollar denominated	35,942	728	1,117	35,553
Corporate securities	413,433	5,462	14,792	404,103
Mortgage-backed and other asset-backed securities	434,550	6,065	2,457	438,158
Total fixed maturity investments	1,061,499	13,863	20,428	1,054,934
Equity investments	7,081	391	849	6,623
Total investments (excluding short-term)	$1,068,580	$14,254	$21,277	$1,061,557
2000				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 141,781	$ 3,584	$ 656	$ 144,709
Obligations of states and political subdivisions	158,749	6,554	375	164,928
Foreign securities - U.S. dollar denominated	45,757	871	2,017	44,611
Corporate securities	418,737	2,857	25,041	396,553
Mortgage-backed and other asset-backed securities	419,033	4,613	3,263	420,383
Total fixed maturity investments	1,184,057	18,479	31,352	1,171,184
Equity investments	6,880	3	1,046	5,837
Total investments (excluding short-term)	$1,190,937	$18,482	$32,398	$1,177,021

The fair values for fixed maturity investments are based on quoted market prices, where available. For fixed maturity investments not actively traded, fair values are estimated using values obtained from independent pricing services. The fair values for equity securities are based on quoted market prices and quantitative estimates of management for non-traded securities.

The amortized cost and estimated fair value of fixed maturity investments at December 31, 2001 by contractual maturity are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	AMORTIZED COST	ESTIMATED FAIR VALUE
	(In thousands)	
Due in one year or less	$ 34,014	$ 34,557
Due after one year through five years	130,290	132,156
Due after five years through ten years	211,092	205,121
Due after ten years	247,527	240,770
Mortgage-backed and other asset-backed securities	434,550	438,158
Preferred stock	4,026	4,172
Total fixed maturity investments	$1,061,499	$1,054,934

Major categories of the Company's net investment income are summarized as follows:

	YEARS ENDED DECEMBER 31,		
	2001	2000	1999
	(In thousands)		
Fixed maturity investments	$75,675	$78,410	$70,025
Equity investments	195	258	256
Short-term investments	5,455	7,584	6,472
Other	669	644	503
Subtotal	81,994	86,896	77,256
Investment expenses	1,801	1,738	1,595
Net investment income	$80,193	$85,158	$75,661

Realized gains and losses from sales and other-than-temporary declines in fair values of investments, excluding the cumulative effect of an accounting change, are summarized as follows:

	YEARS ENDED DECEMBER 31,		
	2001	2000	1999
	(In thousands)		
Fixed maturity investments			
Gross realized gains	$22,489	$ 490	$ 4,950
Gross realized losses	(23,819)	(4,214)	(11,358)
Net realized losses on fixed maturity investments	(1,330)	(3,724)	(6,408)
Equity investments			
Gross realized gains	0	241	138
Gross realized losses	(854)	(673)	(500)
Net realized losses on equity investments	(854)	(432)	(362)
Net realized losses on investments	$(2,184)	$(4,156)	$(6,770)

The change in the Company's unrealized appreciation/(depreciation) on fixed maturity investments was $6,308, $41,252 and $(70,672) for the years ended December 31, 2001, 2000 and 1999, respectively. The corresponding amounts for equity investments were $585, $(268) and $(775).

At December 31, 2001 and 2000, investments in fixed maturity investments with a carrying amount of approximately $8.0 million were on deposit with state insurance departments to satisfy regulatory requirements.

6. REINSURANCE

Certain premiums, losses and loss adjustment expenses are ceded to other insurance companies under various reinsurance agreements in-force during 2001, 2000 and 1999. These reinsurance agreements protect the underwriting and operating results from unexpected increases in frequency, severity, and acceleration of the payments of losses and loss adjustment expenses, and contain the following significant terms:

	CONTRACT	COVERAGE TYPE	RETENTION	COVERAGE LIMIT	OTHER
2001	Specific Excess	Per loss	$10 million	$25 million	10% participating, no aggregate deductible
2001	Aggregate Excess	Aggregate	75% loss and ALAE ratio	75% loss and ALAE ratio	Aggregate limit
2000	Specific Excess	Per loss	$10 million	$25 million	10% participating, no aggregate deductible
2000	Aggregate Excess	Aggregate	75% loss and ALAE ratio	75% loss and ALAE ratio	Aggregate limit
1999	Specific Excess	Per loss	$10 million	$65 million	8% participating, no aggregate deductible
1999	Aggregate Excess	Aggregate	75% loss and ALAE ratio	75% loss and ALAE ratio	Aggregate limit

The effect of assumed and ceded reinsurance on premiums is summarized in the following table (in thousands):

	2001		2000		1999	
	WRITTEN	EARNED	WRITTEN	EARNED	WRITTEN	EARNED
Direct	$231,550	$213,944	$212,154	$216,595	$244,426	$222,898
Assumed	396	437	13,971	13,930	12,674	12,909
Ceded	(67,131)	(67,529)	(38,043)	(46,463)	(53,682)	(47,962)
Net premiums	$164,815	$146,852	$188,082	$184,062	$203,418	$187,845

During 2001, 2000 and 1999, approximately $97.5 million, $44.2 million and $96.1 million, respectively, of losses and loss adjustment expenses were ceded to reinsurers.

The Company remains liable in the event that amounts recoverable from reinsurers are uncollectible. To minimize its exposure to losses from reinsurer insolvencies, the Company enters into reinsurance arrangements with carriers rated "A" or better by A.M. Best. At December 31, 2001 and 2000, the Company held collateral under related reinsurance agreements for all unpaid losses and loss adjustment expenses ceded in the form of funds withheld of $374.2 million and $306.7 million and letters of credit of $166.5 million and $173.2 million, respectively.

In accordance with the provisions of the aggregate excess reinsurance contracts, the funds withheld are credited with interest at contractual rates ranging from 7.5% to 8.6%, which is recorded as a period expense in the year incurred. Each aggregate excess reinsurance contract contains an adjustable provision that may result in changes to ceded premium and related funds held charges based on loss experience under the contract. Each of the aggregate excess reinsurance contracts also contains a provision allowing reinsurers to offer additional reinsurance coverage that MIIX Insurance Company or its predecessor, Medical Inter-Insurance Exchange of New Jersey is obligated to accept. For contract years beginning November 1, 1999 and forward, the contracts require that the funds withheld balance on a particular contract year be below $500,000 before reinsurers may offer the additional coverage. For contract years prior to November 1, 1999, the contracts provide no funds withheld threshold amount, although the reinsurance intermediary has confirmed in writing the intention of the parties was that the additional coverage would be offered only if and when the funds withheld balance was in a loss position. No funds withheld balances are below $500,000 or in a loss position. Each of the aggregate excess reinsurance contracts also contains a provision requiring that the funds withheld be placed in trust should the A.M. Best rating assigned to MIIX Insurance Company or its predecessor, Medical Inter-Insurance Exchange of new Jersey, fall below B+. On February 21, 2002, A.M. Best lowered the rating of MIIX Insurance Company to B-. On March 22, 2002, A.M. Best again lowered the rating of MIIX Insurance Company, to C+. The Company is working with reinsurers to establish the required trust accounts and move invested assets into trust in accordance with contract provisions. The Company does not anticipate a material impact on the Company's financial condition or results of operations from this action.

7. RETIREMENT PLANS

The Company has a contributory 401(k) Retirement Savings Plan which covers substantially all employees. The Company currently contributes 50% of the first 6% of compensation contributed by participants. Employer contributions for the years ended December 31, 2001, 2000 and 1999 totaled $327,448, $395,094 and $344,852, respectively.

The Company also provides a noncontributory defined benefit pension plan covering substantially all its employees. The plan was amended effective April 1, 2000, subject to approval by the Internal Revenue Service and provides each covered employee with a notional account balance.

The net periodic pension expense consists of the following components:

	YEARS ENDED DECEMBER 31,		
	2001	2000	1999
	(In thousands)		
Service cost	$ 341	$ 392	$ 789
Interest cost	607	596	568
Expected return on plan assets	(1,006)	(964)	(892)
Amortization of:			
Transition asset	(22)	(22)	(22)
Prior service cost(1)	(45)	(34)	0
Actuarial gain	(336)	(401)	(126)
Net periodic pension expense/(benefit)	$ (461)	$ (433)	$ 317

(1) Prior service cost is amortized under an alternate method where the period is equal to the average future working lifetime of an active population.

The following table sets forth the funding status of the plan:

	YEARS ENDED DECEMBER 31,	
	2001	2000
	(In thousands)	
Change in Benefit Obligation		
Net benefit obligation at beginning of year	$ 8,344	$ 7,823
Service cost	341	392
Interest cost	607	596
Amendments(2)	0	(305)
Actuarial loss	514	29
Gross benefits paid	(201)	(191)
Net benefit obligation at end of year	$ 9,605	$ 8,344

(2) Effective April 2, 2000, the Plan was amended to adopt a Cash Balance formula.

Change in Plan Assets		
Fair value of plan assets at beginning of year	$11,516	$10,807
Actual return on plan assets	149	900
Gross benefits paid	(201)	(191)
Fair value of plan assets at end of year	$11,464	$11,516
Funded status	$ 1,860	$ 3,173
Unrecognized actuarial gain	(1,758)	(3,470)
Unrecognized prior cost	(230)	(270)
Unrecognized net transition asset	(47)	(69)
Accrued pension expense	$ (175)	$ (636)
Amounts recognized in the statement of financial position consists of		
Accrued benefit liability	$ (175)	$ (636)
Accrued pension expense	$ (175)	$ (636)

	YEARS ENDED DECEMBER 31,		
	2001	2000	1999
Weighted-average assumptions			
Discount rate	7.25%	7.50%	8.00%
Expected return on plan assets	9.00%	9.00%	9.00%
Rate of compensation increase	4.00%	4.00%	4.00%

8. COMMITMENTS, CONTINGENCIES AND OFF BALANCE SHEET RISK

The Company has employment contracts with certain officers which commit the Company to various salary and fringe benefit obligations as specified in the individual agreements.

The Company leases office space and office equipment. Rent expense for 2001, 2000 and 1999 was $2,648,170, $2,133,393 and $2,162,120, respectively, including rent paid to the Medical Society of New Jersey of $760,512 in 2001 and $772,173 in 2000 and 1999. Minimum future rental obligations for leases currently in effect are as follows:

2002	$ 1,511,853
2003	939,785
2004	158,044
Thereafter	0
	$ 2,609,682

The Company currently purchases annuities without recourse on a competitive basis to fund settlements of indemnity losses. The nature and terms of the annuities vary according to settlements. The current value of annuities purchased in prior years from other insurance companies, but with recourse to the Company, and reflected as an other asset and an other liability in the consolidated balance sheets, totaled $22.6 million and $22.1 million as of December 31, 2001 and 2000, respectively. The Company becomes liable only in the event that an insurance company cannot meet its obligations under existing agreements and state guarantee funds are not available. To minimize its exposure to such losses, the Company only utilizes insurance companies with an A.M. Best rating of "A+" or better.

Legal proceedings beyond the ordinary course of business at December 31, 2001 included a court action challenging certain aspects of the Plan of Reorganization and seeking damages and injunctive relief filed by five individual insureds in January 1999 which was dismissed by the trial court in August 1999 and an appeal was filed. On July 11, 2001, the Appellate Division issued an opinion affirming the dismissal of plaintiffs' Complaint in all respects. On August 30, 2001, plaintiffs filed a Petition for Certification to the Supreme Court seeking review of the

Appellate Division's decision. On January 2, 2002, the Supreme Court denied plaintiffs' petition for certification. Plaintiffs subsequently filed a motion for reconsideration, which is now pending. The Company intends to continue vigorously defending against these actions.

In October 1999, a former NJSMU Board member filed an action against the Exchange, Underwriter, The MIIX Group and Daniel Goldberg, seeking damages arising out of the unanimous decision of the Exchange and Underwriter Boards in July 1998 to terminate a Death Benefit Plan that was adopted by the Board in December 1991 to provide members of the Boards and their committees with a $1 million death benefit. In October 2001, the court determined that judgment should be entered in favor of plaintiff in the amount of $490,585, representing the cash balance of the life insurance policy insuring plaintiff's life, which was held by the Exchange to secure the payment of benefits under the Death Benefit Plan. The judgment provides that this sum is payable in ten equal annual installments following plaintiff's death, in accordance with the Plan's terms. The Company is appealing this decision. Two subsequent actions by other Plan participants, one styled as a class action on behalf of all Plan participants, have been filed against the Company. These actions have been stayed pending the outcome of the appeal in the first action. Prior to the plan's termination, there were approximately 48 participants in the plan. However, the majority of these participants voted in favor of the plan's termination and, therefore, would be precluded from participating in any legal action against the Company in this regard. The Company and external counsel believe that the Company will successfully appeal the Court's judgment.

The Company was a reinsurer on a large excess of loss assumed reinsurance contract providing medical professional liability coverage on an institutional account from January 1, 1999 to December 31, 2000. As the result of a claims audit conducted during 2001, the Company has identified significant items of dispute with the ceding company under this assumed reinsurance contract. The parties are in the process of selecting an arbitration panel to address the dispute.

The Company believes that it will prevail in these matters.

9. STATUTORY ACCOUNTING PRACTICES

MIIX, domiciled in New Jersey, LP&C, domiciled in Virginia, MIIX New York, domiciled in New York, and Lawrenceville Re, Ltd., domiciled in Bermuda, prepare statutory-basis financial statements in accordance with accounting practices prescribed or permitted by the New Jersey Department of Banking and Insurance, the Virginia Department of Insurance, the New York State Insurance Department and the Bermuda Register of Companies, respectively. "Prescribed" statutory accounting practices include state laws, regulations, and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners (the "NAIC"). "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, may differ from company to company within a state, and may change in the future. The NAIC adopted codified statutory accounting principles "Codification," which is effective for the reporting periods beginning after January 1, 2001. Adoption of codification did not have a material impact to the statutory basis financial statements of MIIX, LP&C and MIIX New York. Combined policyholders' surplus and net income, as reported to the domiciliary insurance departments in accordance with its prescribed or permitted statutory accounting practices for these companies, are summarized as follows:

	YEARS ENDED DECEMBER 31,		
	2001	2000	1999
	(In thousands)		
Statutory net income/(loss) for the year	$(87,172)	$(39,914)	$ 8,812
Statutory surplus at year-end	$125,485	$229,150	$268,445

The National Association of Insurance Commissioners (NAIC) has established and the states insurance departments have adopted, risk-based capital (RBC) standards that property and casualty insurers must meet. RBC standards are designed to measure the acceptable level of capital an insurer should have, based on the inherent and specific risk of each insurer.

The RBC formula is used by state insurance regulators as an early warning tool to identify, for the purpose of initiating regulatory action, insurance companies that potentially are inadequately capitalized. In addition, the formula defines minimum capital standards which an insurer must maintain. Regulatory compliance is determined by a ratio of the enterprise's regulatory Total Adjusted Capital, to its Authorized Control Level RBC, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which may require specific corrective action depending upon the insurer's state of domicile. The levels and ratios are as follows:

REGULATORY EVENT	RATIO OF TOTAL ADJUSTED CAPITAL TO AUTHORIZED CONTROL LEVEL RBC (LESS THAN OR EQUAL TO)
Company action level	2
Regulatory action level	1.5
Authorized control level	1
Mandatory control level	0.7

At the varying levels of RBC, the Company is subject to the following regulatory attention:

- Company Action Level - below which a company submits a plan for corrective action.

- Regulatory Action Level - below which a company must file a Corrective Action Plan that details the insurer's corrective actions to raise additional statutory capital over the next four years. The plan must be approved by the state Insurance Commissioner, who may perform an audit of the insurer's financial position.

- Authorized Control Level - below which the Insurance Commissioner is authorized to take the actions it considers necessary to protect the best interests of the policyholders and creditors of an insurer, which may include placing the insurance company under regulatory control, which, in turn, may result in rehabilitation or, ultimately, liquidation.

- Mandatory Control Level - below which the Insurance Commissioner is required to take the actions it considers necessary to protect the best interests of the policyholders and creditors of an insurer, which include placing the insurance company under regulatory control which, in turn, may result in rehabilitation or, if deemed appropriate, liquidation.

At December 31, 2001, MIIX's Total Adjusted Risk-Based Capital was $122.0 million and fell within the Regulatory Action Level, at approximately 142% of Authorized Control Level ($85.6 million), which required MIIX to prepare and submit a corrective action plan to the Insurance Commissioner of the New Jersey Department of Banking and Insurance. The plan must be approved by the New Jersey Insurance Commissioner, who may perform an examination of the insurer's financial position. Included in MIIX's statutory surplus and RBC at December 31, 2001 is an $18.1 million inter-company note receivable from Hamilton National Leasing ("HNL"). In March 2002, the Company executed a letter of intent to sell HNL. The Company expects the note receivable will be repaid upon the consummation of the sale of HNL, which is anticipated to occur in the second quarter of 2002. In the event that the sale of HNL does not close as currently anticipated, the note receivable may be considered non-admitted for statutory reporting purposes. At December 31, 2001, LP&C's RBC was at the Mandatory Control Level, at approximately 18% of Authorized Control Level, which authorizes the Virginia Insurance Commissioner to place LP&C under regulatory control that may result in rehabilitation or, ultimately, liquidation. On March 14 and 15, 2002, the Company made contributions of capital to LP&C totaling $2,125,000 in order to meet minimum statutory capital requirements in Virginia of $4 million. LP&C entered into a consent order with the Virginia Bureau of Insurance on February 22, 2002, in which it agreed not to solicit or issue any new or renewal business in any jurisdiction, in accordance with applicable laws. LP&C and the Bureau entered into a second consent order on March 6, 2002, requiring LP&C to obtain the Bureau's prior written consent before entering into certain material transactions not in the ordinary course of business, as set forth in the order, including selling or encumbering assets, lending or disbursing funds, incurring debt, modifying reinsurance treaties with affiliates, changing directors or officers of the company, merging the company or paying dividends to stockholders. Also see Note 4 - Related Party Transactions for additional discussion.

The Company has filed a preliminary corrective action plan with the New Jersey Department of Banking and Insurance and continues to hold regular discussions with insurance regulators relative to the specific details included in the plan. The Company had previously communicated to various insurance departments its intention to discontinue writing new business in LP&C and non-renewing expiring policies, other than certain "tail" coverage for which the Company is contractually obligated to provide or where required by regulation, and put LP&C into run-off. The Company has closed its regional offices in Dallas and Indianapolis and has undertaken reductions in personnel and related costs associated with the operations of LP&C. In addition, the Company has announced its intention to limit its insurance writings in MIIX to New Jersey and certain mid-Atlantic states.

The MIIX Group is a holding company whose assets primarily consist of all of the capital stock of its subsidiaries. Its principal sources of funds are dividends and other permissible payments from its subsidiaries and the issuance of debt and equity securities. The insurance company subsidiaries are restricted by state regulation in the amount of dividends they can pay in relation to surplus and net income without the consent of the applicable state regulatory authority, principally the New Jersey Department of Banking and Insurance. New Jersey regulations permit the payment of any dividend or distribution only out of statutory earned (unassigned) surplus. The Department may limit or disallow the payment of any dividend or distribution if an insurer's statutory surplus following the payment of any dividend or other distribution is not reasonable in relation to its outstanding liabilities and adequate to meet its financial needs, or the insurer is determined to be in a hazardous financial condition. The other insurance subsidiaries are subject to similar provisions and restrictions. No significant amounts are currently available for payment of dividends by insurance subsidiaries without prior approval of the applicable state insurance department or Bermuda Registrar of Companies. As a result of these limitations, The MIIX Group does not expect that MIIX Insurance Company will have the ability to declare and pay dividends to The MIIX Group to meet its operating needs.

At December 31, 2001 and 2000, The MIIX Group had restricted net assets of $132,974,436 and $288,052,310, which represented its investments in its insurance subsidiaries.

10. RESTRUCTURING CHARGE

The Company undertook a restructuring during the second quarter of 1999 and on June 23 announced the reduction of regional and home office staff and the closing of regional offices in Boston and Atlanta to centralize their functions at the Company's home office. The Company recognized a pre-tax charge in the second quarter of 1999 related to this restructuring of $2.4 million. No similar event occurred during the years ended December 31, 2000 and 2001.

11. INCOME TAXES

For federal income tax purposes, the Company files a consolidated return with its subsidiaries.

The components of the income tax (benefit)/provision in the accompanying statements of income, before the cumulative effect of an accounting change, are summarized as follows:

	YEARS ENDED DECEMBER 31,		
	2001	2000	1999
	(In thousands)		
Current income tax	$(14,977)	$(21,654)	$16,690
Deferred income tax	56,869	(486)	(10,073)
Total income tax (benefit)/expense	$ 41,892	$(22,140)	$ 6,617

A reconciliation of income tax computed at the federal statutory tax rate to total income tax (benefit)/expense before the cumulative effect of an accounting change is as follows:

	YEARS ENDED DECEMBER 31,		
	2001	2000	1999
	(In thousands)		
Expected annual effective federal income tax (benefit)/expense at 35%	$(38,664)	$(20,509)	$ 9,581
Increase/(decrease) in taxes resulting from:			
Establishment of valuation allowance, net of reduction of tax contingency reserves	82,297	612	0
Tax-exempt interest	(1,695)	(2,478)	(2,431)
Other	(46)	235	(533)
Total income tax (benefit)/expense	$ 41,892	$(22,140)	$ 6,617

Significant components of the Company's deferred tax assets and liabilities are summarized as follows:

	DECEMBER 31,	
	2001	2000
	(In thousands)	
Deferred tax assets:		
Net operating loss carryforwards	$26,843	$ 0
Discounting of loss reserves	49,857	49,955
Unearned premium reserve	6,660	5,442
Unrealized losses and other-than-temporary declines on investments	11,939	4,962
Other	3,620	2,029
Total deferred tax assets	98,919	62,388
Less valuation allowance	95,129	612
Deferred tax asset after valuation allowance	3,790	61,776
Deferred tax liabilities-Other	3,380	2,880
Net deferred tax assets	$ 410	$58,896

At December 31, 2001 and 2000 the Company established a valuation allowance of $95.1 million and $0.6 million, respectively, to reduce its deferred tax assets to the estimated realizable value. The deferred tax assets primarily relate to net operating loss carryforwards which expire in twenty years, and the different tax and book treatment of discounting of loss reserves, unrealized losses and other-than-temporary declines on the available-for-sale securities and unearned premium reserve. The Company evaluates a variety of factors in determining the amount of the deferred income tax assets to be recognized pursuant to SFAS No. 109, "Accounting for Income Taxes," including the Company's earnings history, the number of years the Company's operating loss and tax credit can be carried forward and expected future taxable income. Due to the Company's cumulative loss position in recent years, a valuation allowance has been provided for approximately the full value of the deferred tax assets at December 31, 2001. The increase in the valuation allowance of $94.5 million during 2001 impacted the Company's income tax provision and other comprehensive income which was included in unrealized appreciation/depreciation, net of tax.

At December 31, 2001, the Company released a $10.2 million tax contingency reserve which resulted from the establishment of the valuation allowance, at approximately full value.

The December 31, 2000 valuation allowance related to unrealized losses on the available-for sale securities. The decrease of $3.0 million during 2000 impacted other comprehensive income and was included in unrealized appreciation/depreciation, net of tax. Net deferred tax assets and income tax expense in future years can be significantly affected by changes in enacted tax rates or by unexpected adverse events that would impact management's conclusions as to the ultimately realizability of deferred tax assets.

At December 31, 2001 and 2000, the Company had current income taxes recoverable included in other assets of $13.8 million and $11.1 million, respectively. At December 31, 1999 the company had $12.8 million income taxes payable included in other liabilities.

The amount of federal income taxes paid in 2001, 2000 and 1999 was $7.2 million, $2.3 million and $8.9 million, respectively.

The federal income tax returns of the Company have been examined by the Internal Revenue Service through the years 1994. Management believes the Company has adequately provided for any remaining tax contingencies.

12. DEFERRED POLICY ACQUISITION COSTS

The following represents the components of deferred policy acquisition costs and the amounts that were charged to expense for the years ended December 31, 2001, 2000 and 1999.

	2001	2000	1999
		(In thousands)	
Balance at beginning of period	$ 3,026	$ 3,165	$ 2,810
Cost deferred during the period	15,086	12,576	13,565
Amortization expense	(13,696)	(12,715)	(13,210)
Balance at end of period	$ 4,416	$ 3,026	$ 3,165

13. COMPREHENSIVE INCOME/(LOSS)

The components of comprehensive income/(loss), net of related tax, for the years ended December 31, 2001, 2000 and 1999 were as follows:

	2001	2000	1999
		(In thousands)	
Net income/(loss)	$(157,644)	$(36,458)	$ 20,758
Other comprehensive income/(loss):			
Unrealized holding appreciation/(depreciation) arising during period (net of tax of $0, $13,821 and $(23,944), respectively)	(4,272)	27,146	(54,273)
Reclassification adjustment for losses realized in net income (net of tax of $3,609, $1,455 and $2,370, respectively)	6,703	2,701	4,400
Net unrealized appreciation/(depreciation) arising during the period at December 31, (net of tax of $3,609, $15,276, and $(21,574), respectively)	$ 2,431	$ 29,847	$(49,873)
Comprehensive loss	$(155,213)	$ (6,611)	$(29,115)

14. STOCK BASED COMPENSATION

The Company accounts for its stock-based compensation in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations. The Company's policy regarding stock options is to issue options with an exercise price equal to the market price on the date of grant. Under APB 25 no compensation expense is recognized given the Company's policy.

Pursuant to stock purchase and loan agreements, The MIIX Group loaned during 1999 certain officers of the Company approximately $4,640,000 which the officers used to purchase unregistered shares of the MIIX Group common stock at the Offering Price. In the first half of 2000, the Company loaned approximately an additional $770,000 which the officers used to purchase unregistered shares of the MIIX Group common stock at market price. The loans, three of which are with former officers of the Company, bear interest rates ranging from 5.37% to 6.21% and provide for full recourse against the borrowers. Pursuant to a former CEO's separation agreement during 2001, the outstanding stock purchase and loan balance was reduced by approximately $0.7 million. As part of the separation agreement, the Company also issued 221,591 phantom stock options, which are stock appreciation rights, with prices ranging from $7.40 to $13.50, all of which were immediately exercisable and expire April 13, 2006.

On September 15, 1999, 45,515 restricted shares of The MIIX Group common stock, having a per share market value of $16.06, were granted to certain officers and board members, of which 12,597 shares were immediately vested, and 20,078 shares were subsequently forfeited. During 2000 an additional 4,280 shares of restricted shares of The MIIX Group common stock were vested. During 2001, the Company granted an additional 40,000 shares of restricted shares of The MIIX Group common stock, of which 10,000 shares were immediately vested, and 28,560 shares were forfeited.

The aggregate number of options for common shares issued and issuable under the Plan is currently limited to 2,250,000. All options granted have ten year terms and vest over various future periods. Options outstanding at December 31, 2001 have exercise prices ranging from $7.45 to $16.06.

A summary of the Company's stock option activity and related information follows:

	2001		2000	
	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price
Options outstanding at beginning of year	531,435	$12.88	451,500	$13.47
Granted during year	707,800	8.12	203,511	11.54
Exercised during year	431	7.45	0	0.00
Forfeited during the year	307,535	9.67	54,439	12.31
Expired during the year	65,200	12.86	69,137	13.29
Options outstanding at end of year	866,069	$10.13	531,435	$12.88
Options exercisable	412,087	11.29	230,419	13.21

FASB Statement No. 123 requires disclosure of the pro forma net income and earnings per share as if the Company had accounted for its employee stock compensation under the fair value method of that Statement.

The Company's pro forma information using the Black-Scholes valuation model follows:

	2001	2000
Estimated weighted average of the fair value of options granted	$ 2.36	$ 3.56
Pro forma net loss (in thousands)	$ (157,838)	$ (36,719)
Pro forma loss per share - Basic/Diluted	$ (11.67)	$ (2.60)

For pro forma disclosure purposes, the fair value of stock options was estimated at each date of grant using a Black-Scholes option pricing model using the following assumptions: Risk-free interest rates ranging from 3.2% to 6.6%; dividend yields ranging from 1.24% to 2.69%; volatility factors of the expected market price of the Company's common stock ranging from 35.1% to 48.2%; and a three-year weighted average expected life of the options.

In management's opinion, existing stock option valuation models do not provide an entirely reliable measure of the fair value of non-transferable employee stock options with vesting restrictions.

15. EARNINGS/(LOSS) PER SHARE

Basic and diluted earnings/(loss) per share are calculated in accordance with SFAS Statement No. 128, "Earnings per Share." Earnings/(loss) per share for the years ended December 31, 2001 and 2000 is computed using the weighted-average number of common shares outstanding during these periods of 13,524,959 and 14,100,043, respectively. Earnings per share through August 4, 1999, gives effect to the reorganization and the allocation of approximately 12,025,000 shares of common stock distributed to the Exchange's members on August 4, 1999.

The following table sets forth the computation of basic and diluted earnings/(loss) per share:

	YEARS ENDED DECEMBER 31,		
	2001	2000	1999
	(In thousands)		
Numerator for basic and diluted earnings/(loss) per share of common stock:			
Net income/(loss) before cumulative effect of an accounting change	$(152,361)	$(36,458)	$20,758
Cumulative effect of an accounting change for certain debt securities, net of tax	(5,283)	0	0
Net income/(loss)	$(157,644)	$(36,458)	$20,758
Denominator:			
Denominator for basic earnings/(loss) per share of common stock - weighted-average shares outstanding	13,525	14,100	13,497
Effect of dilutive securities:			
Stock options and non-vested restricted stock	81	17	37
Denominator for diluted earnings/(loss) per share of common stock adjusted - weighted-average shares outstanding	13,606	14,117	13,534
Basic and diluted earnings/(loss) per share of common stock before cumulative effect of an accounting change	$ (11.27)	$ (2.59)	$ 1.54
Cumulative effect of an accounting change for certain debt securities	(0.39)	0.00	0.00
Basic and diluted earnings/(loss) per share of common stock.	$ (11.66)	$ (2.59)	$ 1.54

16. PREFERRED STOCK PURCHASE RIGHTS

On June 27, 2001 the Company's Board of Directors adopted a Stockholder Rights Plan (the "Rights Plan") and declared a dividend of one Right for every outstanding share of common stock, par value $0.01, per share, to be distributed on July 10, 2001 to stockholders of record as of the close of business on that date. The Rights will expire on June 27, 2011 or upon the earlier redemption of the Rights, and they are not exercisable until a distribution date on the occurrence of certain specified events as defined below.

Each right entitles the holder to purchase from the Company *one one-thousandth of a* share of Series A Junior Participating Preferred Stock, $0.01 par value at a price of $35.00 per one-thousandth of a share, subject to adjustments. The Rights will, on the distribution date, become exercisable ten (10) days after a public announcement that a party has acquired at least 15% or commenced a tender or exchange offer that would result in any party or group owning 15% or more of the Company's outstanding shares of common stock and the acquiring party is determined by a majority of the Company's directors to be an "Adverse Person" as defined in the Rights Plan.

Each holder of a Right, other than the "Acquiring Person," as defined in the Rights Plan, or "Adverse person," will in such event have the right to receive shares of the Company Common stock having a market value of two times the exercise price of the Right. In the event that the Company is acquired in a merger or other business combination, or if more than 50% of the Company's assets or earning power is sold or transferred, each holder of a Right would have the right to receive common stock of the acquiring company with a market value of two times the Purchase Price of the Right. Following the occurrence of any of these "Triggering Events," any rights that are beneficially owned by an acquiring person will immediately become null and void. The Company may redeem the Rights for $0.001 per Right at any time until ten (10) days following the stock acquisition date.

17. UNAUDITED QUARTERLY FINANCIAL DATA

The following is a summary of unaudited quarterly results of operations for 2001 and 2000:

	2001			
	1ST	2ND	3RD	4TH
	(In thousands)			
Total written premiums	$100,763	$ 23,550	$ 70,993	$ 36,640
Net premiums earned	44,634	46,468	49,488	6,262
Net investment income	21,310	20,906	19,862	18,115
Realized investment losses	3,019	4,552	(2,216)	(7,539)
Losses and loss adjustment expenses	45,604	46,438	47,073	111,653
Net income/(loss)	$ 6,501	$ 1,827	$ 2,464	$(168,436)
Basic and diluted earnings/(loss) per share	$ 0.48	$ 0.13	$ 0.18	$ (12.43)
Dividend per share of common stock	$ 0.05	$ 0.05	$ 0.05	$ 0.05

	2000			
	1ST	2ND	3RD	4TH
	(In thousands)			
Total written premiums	$128,763	$ 15,682	$ 52,073	$ 29,608
Net premiums earned	49,179	30,747	51,814	52,322
Net investment income	21,479	20,902	21,399	21,378
Realized investment losses	(29)	(568)	(109)	(3,450)
Losses and loss adjustment expenses	47,770	118,153	52,038	61,263
Net income/(loss)	$ 6,854	$(47,968)	$ 2,930	$ 1,726
Basic and diluted earnings/(loss) per share	$ 0.47	$ (3.37)	$ 0.21	$ 0.13
Dividend per share of common stock	$ 0.05	$ 0.05	$ 0.05	$ 0.05

18. SUBSEQUENT EVENTS

During 2002, A.M. Best Company downgraded the financial strength rating of MIIX and its two subsidiaries, LP&C and MIIX New York, to B- (Fair) with negative implications from A- (Excellent). The rating action followed the Company's announcement to strengthen loss reserves at December 31, 2001. On March 22, 2002, A.M. Best again lowered the rating of the Company to C+ (Marginal), with outlook continuing to be negative, from B- (Fair). These downgrades have resulted in certain reinsurers requests to place assets in trust in accordance with the Company's Aggregate Reinsurance Contracts. See Note 6.

In March, 2002, the Company announced its intention to place all operations of LP&C into run-off. In addition, the Company announced its intention to limit MIIX's insurance writings to New Jersey and certain Mid-Atlantic states and no longer write institutional business. As a result, other business will be written only as required by contractual provisions or regulation. Regional offices in Dallas, Texas and Indianapolis, Indiana were closed in March, 2002, as part of the run-off plan. A restructuring charge associated with these closures and other actions is expected to be recorded in the period ended March 31, 2002. The amount of the charge is not yet determined.

During February, 2002, The MIIX Group Board of Directors suspended the payments of dividends to shareholders. Future payments and amounts of cash dividends will depend upon, among other factors, the Company's operating results, overall financial condition, capital requirements and general business conditions.

On March 9, 2002, The Job Creation and Worker Assistance Act of 2002 was enacted into law. This act amends the carryback of certain net operating losses to five years and temporarily suspends the 90% Alternative Minimum Tax (AMT) Limit. The amendment applies to net operating losses for taxable years ending December 31, 2001 and 2002. As a result of this act, the Company will record a current income tax receivable with a corresponding income tax benefit of approximately $11.0 million in the first quarter of 2002.

On March 8, 2002, The MIIX Group executed a letter of intent to sell its leasing subsidiary, Hamilton National Leasing Corporation. The sale transaction is expected to close during the second quarter of 2002. The Company expects to receive proceeds from the sale of Hamilton Leasing sufficient to repay the $18.1 million intercompany note between Hamilton and MIIX Insurance Company and repay a substantial portion of the Amboy National Bank loan (see Notes 4 and 9).

SCHEDULE I

SUMMARY OF INVESTMENTS -- OTHER THAN INVESTMENTS IN RELATED PARTIES
DECEMBER 31, 2001
The MIIX Group, Incorporated
(In thousands)

	AMORTIZED COST	FAIR VALUE	AMOUNT ON BALANCE SHEET
Fixed maturities:			
Bonds:			
United States government and government agencies and authorities	$ 54,495	$ 55,038	$ 55,038
States, municipalities and political subdivisions	123,079	122,082	122,082
Public utilities	57,975	57,526	57,526
Foreign securities--U.S. dollar denominated	35,942	35,553	35,553
All other corporate bonds	790,008	784,735	784,735
Total fixed maturities	$1,061,499	$1,054,934	$1,054,934
Equity securities:			
Common stock:			
Banks, trusts and insurance companies	4,211	3,475	3,475
All other corporate stock	2,870	3,148	3,148
Foreign stocks	0	0	0
Total equity securities	$ 7,081	$ 6,623	$ 6,623
Short-term investments	$ 166,501	$ 166,501	$ 166,501
Total investments	$1,235,081	$1,228,058	$1,228,058

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

The MIIX Group, Incorporated
Condensed Balance Sheets
(In thousands, except share amounts)

	DECEMBER 31, 2001	DECEMBER 31, 2000
Assets:		
Investments		
Equity investments, at fair value (cost: 2001 - $2,614; 2000 - $2,614)	$ 1,846	$ 1,752
Short-term investments, at cost which approximates fair value	108	131
Investment in subsidiaries	145,474	296,846
Total investments	147,428	298,729
Cash	(5)	10
Other assets	533	874
Total assets	$147,956	$299,613
Liabilities:		
Due to subsidiaries	$ 4,413	$ 2,378
Loan Payable	9,050	7,500
Other liabilities	3,007	294
Total liabilities	$ 16,470	$ 10,172
Stockholders' Equity:		
Preferred stock, $0.01 par value, 50,000,000 shares authorized, no shares issued and outstanding	$ 0	$ 0
Common stock, $0.01 par per share, 100,000,000 shares authorized, 16,538,005 shares issued (2001 - 13,479,760 shares outstanding; 2000 - 13,563,938 shares outstanding)	166	166
Additional paid-in capital	53,927	53,716
Retained earnings	129,307	289,655
Treasury stock, at cost (2001 - 3,058,245 shares; 2000 - 2,974,067 shares)	(39,631)	(38,897)
Stock purchase loans and unearned stock compensation	(5,444)	(5,929)
Accumulated other comprehensive income/(loss)	(6,839)	(9,270)
Total stockholders' equity	$131,486	$289,441
Total liabilities and stockholders' equity	$147,956	$299,613

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT - (CONTINUED)

The MIIX Group, Incorporated
Condensed Statements of Income

	YEARS ENDED DECEMBER 31,		
	2001	2000	1999
		(In thousands)	
Net investment income	$ 285	$ 382	$ 711
Other Income	10	0	0
Realized investment gains/(losses)	0	(345)	138
Other expenses	(2,371)	(858)	(852)
Loss before federal income taxes and equity in income of subsidiaries	(2,076)	(821)	(3)
Tax provision/(benefit)	1,556	(475)	(11)
Earnings/(loss) before equity in income of subsidiaries	(3,632)	(346)	8
Equity in income/(loss) of subsidiaries	(154,012)	(36,112)	20,750
Net income/(loss)	$(157,644)	$(36,458)	$ 20,758

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT - (CONTINUED)

The MIIX Group, Incorporated
Condensed Statements of Cash Flows

	YEARS ENDED DECEMBER 31,		
	2001	2000	1999
		(In thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income/(loss)	$(157,644)	$(36,458)	$ 20,758
Adjustments to reconcile net income to net cash provided by operating activities:			
Realized investment (gains)/losses	0	345	(138)
Change in payable to subsidiaries	2,035	2,016	362
Net change in other assets and liabilities	2,713	(1,652)	857
Equity in undistributed income of subsidiaries	154,012	36,112	(20,750)
Net cash provided by operating activities	1,116	363	1,089
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from fixed maturity investment sales	0	0	2,915
Proceeds from equity sales	0	2,860	1,553
Cost of investments acquired	0	0	(10,148)
Purchase of subsidiary	0	0	(100)
Change in short-term investments, net	23	11,719	(11,850)
Net cash provided by/(used in) investing activities	23	14,579	(17,630)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from initial public offering, net of offering and reorganization costs	0	0	37,350
Purchase of treasury stock	(0)	(19,648)	(19,249)
Cash dividends to stockholders	(2,704)	(2,784)	(1,560)
Notes payable and other borrowings	1,550	7,500	0
Net cash provided by/(used in) financing activities	(1,154)	(14,932)	16,541
Net change in cash	(15)	10	0
Cash at beginning of period	10	0	0
Cash at end of period	$ (5)	$ 10	$ 0

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT - (CONTINUED)

The MIIX Group, Incorporated

Notes to Condensed Financial Statements
December 31, 2001

1. REORGANIZATION

On August 4, 1999 the Exchange consummated its Plan of Reorganization whereby the Exchange reorganized from a reciprocal insurer to a stock insurance company, MIIX Insurance Company (MIIX) and became a wholly owned subsidiary of The MIIX Group, Incorporated (The MIIX Group).

The MIIX Group has no historic operation and was organized in October 1997 as part of the Exchange's plan to reorganize its corporate structure. The Plan of Reorganization included several key components, including: formation of the MIIX Group to be the ultimate parent for the reorganized Company; the transfer of assets and liabilities held by the Exchange to MIIX, formed for that purpose; acquisition of the Underwriter; distribution of shares of The MIIX Group common stock and/or cash to current and former members of the Exchange ("Distributees") as defined in the Plan of Reorganization; and dissolution of the Exchange.

2. BASIS OF PRESENTATION

In The MIIX Group's condensed financial statements, investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since date of acquisition. The MIIX Group's condensed financial statements should be read in conjunction with the consolidated financial statements, in particular see Notes 4 and 9.

SCHEDULE V

The MIIX Group, Incorporated

Valuation and Qualifying Accounts
(in thousands)

Description	Balance at beginning of period January 1, 2001	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of period December 31, 2001
Deferred tax valuation allowance	612	91,827	2,690	0	95,129 (a)
Direct financing leases - allowance for doubtful accounts	521	460	0	228	753 (a)
Premium receivable	58	75	0	0	133 (a)
Reinsurance allowance	1,300	0	0	1,300	0 (a)

(a) Deducted from the asset section in the balance sheet

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Lawrenceville, NJ 08648

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